================================================================================

                                    FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                           For the month of May, 2007

                         Commission File Number: 0-30852

                          GRUPO FINANCIERO GALICIA S.A.

                          Galicia Financial Group S.A.
                 (Translation of registrant's name into English)

                          Tte. Gral. Juan D. Peron 456
                       (C1038AAJ) Buenos Aires, Argentina
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                    Form 20-F [X]              Form 40-F [ ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                    Yes [ ]                    No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________
================================================================================

                                    FORM 6-K

                           Commission File No. 0-30852

MONTH FILED                     EVENT AND SUMMARY               EXHIBIT NO.

 May, 2007          Financial statements of the Registrant         99.1
                    for the period of three months ended
                    March 31, 2007, presented in
                    comparative format.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                      GRUPO FINANCIERO GALICIA S.A. (Registrant)


Date:  May 22, 2007                   By: /s/Antonio Garces
                                          --------------------------------------
                                      Name:  Antonio Garces
                                      Title: Chief Executive Officer

                                  EXHIBIT 99.1

                          GRUPO FINANCIERO GALICIA S.A.
            "Corporation which has not adhered to the Optional System
          for the Mandatory Acquisition of Shares in a Public Offering"

                              FINANCIAL STATEMENTS
                      FOR THE PERIOD OF THREE MONTHS ENDED
                 MARCH 31, 2007, PRESENTED IN COMPARATIVE FORMAT

                          GRUPO FINANCIERO GALICIA S.A.
   "Corporation which has not adhered to the Optional System for the Mandatory
                   Acquisition of Shares in a Public Offering"
                                TABLE OF CONTENTS
                 FINANCIAL STATEMENTS AND LIMITED REVIEW REPORT
               For the period of three months ended March 31, 2007
                        presented in comparative format.
                       REPORT OF THE SUPERVISORY COMMITTEE
                   For the three months ended March 31, 2007.
                              System established by
     Technical Regulations (N.T. 2001) of the National Securities Commission

Heading                                                                        1
Consolidated Balance Sheet                                                     2
Consolidated Memorandum Accounts                                               5
Consolidated Income Statement                                                  6
Consolidated Statement of Cash Flows                                           8
Notes to Consolidated Financial Statements                                     9
Balance Sheet                                                                 49
Income Statement                                                              50
Statement of Shareholders' Equity                                             51
Statement of Cash Flows                                                       52
Notes to Financial Statements                                                 53
Schedules                                                                     66
Information  required in addition to the Notes to Financial Statements by
 Section 68 of the Buenos Aires Stock Exchange regulations                    71
Supplementary  and  Explanatory  Statement by the Board of Directors
 required by Section 2 of the  Accounting Documentation Regulations of the
 Cordoba Stock Exchange Regulations                                           73
Informative Review                                                            75
Report of the Supervisory Committee
Limited Review Report

Company's Name:                         GRUPO FINANCIERO GALICIA S.A.
                                        "Corporation which has not adhered to
                                        the Optional System for the Mandatory
                                        Acquisition of Shares in a Public
                                        Offering"

Legal domicile:                         Tte. Gral. Juan D. Peron No. 456 - 2nd
                                        floor Autonomous City of Buenos Aires

Principal line of business:             Financial and Investment Activities

                                9th Fiscal period
              For the three-month period commenced January 1, 2007,
           and ended March 31, 2007, presented in comparative format.

            DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of bylaws:                              September 30, 1999

Date of latest amendment to bylaws:     June 26, 2006.

Registration number with the
Corporation Control Authority (I.G.J):  11,891

Sequential Number - Corporation
Control Authority (I.G.J.):             1,671,058

Date of expiry of Company's bylaws:     June 30, 2100

Name of the Controlling Company:        EBA HOLDING S.A.

Principal line of business:             Financial and Investment Activities

Interest held by the Controlling
Company in the Shareholders' equity
as of 03.31.07:                         22.65 %

Percentage  of votes to which the
Controlling  Company is entitled as
of 03.31.07:                            59.42 %

          Capital status as of 03.31.07 (Note 7 to the Financial Statements)
                        (figures stated in thousands of pesos)
--------------------------------------------------------------------------------------
                                        Shares
--------------------------------------------------------------------------------------
   Number              Class          Voting rights per share   Subscribed   Paid in
-------------   -------------------   -----------------------   ----------   ---------
                Ordinary class "A",
  281,221,650   face value of 0.001                         5      281,222     281,222

                Ordinary class "B",
  960,185,367   face value of 0.001                         1      960,185     960,185

1,241,407,017                                                    1,241,407   1,241,407

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
             Mandatory Acquisition of Shares in a Public Offering"
                      SUPPLEMENTARY ACCOUNTING INFORMATION
                 CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2007
                              AND DECEMBER 31, 2006
                     (figures stated in thousands of pesos)

                                                                                    03.31.07            12.31.06
                                                                                 ---------------    ---------------
ASSETS
                                                                                 ---------------    ---------------
  CASH AND DUE FROM BANKS                                                              2,062,567          2,294,849
                                                                                 ---------------    ---------------
  - Cash                                                                                 572,492            550,851
  - Banks and correspondents                                                           1,490,075          1,743,998
                                                                                 ---------------    ---------------
  GOVERNMENT AND CORPORATE SECURITIES                                                  2,272,385          3,188,648
                                                                                 ---------------    ---------------
  - Holdings of investment account securities                                          2,108,699          2,608,827
  - Holdings of trading securities                                                        23,221             28,566
  - Government securities without quotation                                                4,868            431,753
  - Securities issued by the Argentine Central Bank                                      133,879            119,520
  - Investments in listed corporate securities                                             2,079                339
  - Allowances                                                                              (361)              (357)
                                                                                 ---------------    ---------------
  LOANS                                                                               10,701,807         10,514,552
                                                                                 ---------------    ---------------
  - To the non-financial public sector                                                 2,831,666          2,739,282
  - To the financial sector                                                              114,301            311,623
  - To the non-financial private sector and residents abroad                           8,110,368          7,790,689
    - Overdrafts                                                                         593,302            346,135
    - Promissory notes                                                                 2,183,949          2,143,706
    - Mortgage loans                                                                     727,793            687,954
    - Pledge loans                                                                        77,809             67,145
    - Consumer loans                                                                     633,198            563,232
    - Credit card loans                                                                2,675,810          2,458,572
    - Others                                                                           1,097,813          1,403,209
    - Accrued interest and quotation differences receivable                              157,183            154,960
    - Documented interest                                                                (36,105)           (33,651)
    - Unallocated collections                                                               (384)              (573)
  - Allowances                                                                          (354,528)          (327,042)
                                                                                 ---------------    ---------------
  OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE                                 3,840,960          5,441,981
                                                                                 ---------------    ---------------
  - Argentine Central Bank                                                               156,697          1,878,286
  - Amounts receivable for spot and forward sales to be settled                          189,327             91,441
  - Securities receivable under spot and forward purchases to be settled               1,438,176          1,464,917
  - Others not included in the debtor classification regulations                       1,787,720          1,761,381
  - Negotiable obligations without quotation                                              25,841             26,721
  - Balances from forward transactions without delivery of under asset to be
     settled                                                                              56,776             30,964
  - Others included in the debtor classification regulations                             205,556            207,930
  - Accrued interest interest receivable not included in the debtor
     classification regulations                                                            1,707              1,463
  - Accrued interest interest receivable included in the debtor classification
     regulations                                                                           1,397                774
  - Allowances                                                                           (22,237)           (21,896)
                                                                                 ===============    ===============

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                      SUPPLEMENTARY ACCOUNTING INFORMATION
                 CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2007
                              AND DECEMBER 31, 2006
                     (figures stated in thousands of pesos)

                                                                                    03.31.07            12.31.06
                                                                                 ---------------    ---------------
ASSETS UNDER FINANCIAL LEASES                                                            237,980            206,175
                                                                                 ---------------    ---------------
- Assets under financial leases                                                          240,603            208,603
- Allowances                                                                              (2,623)            (2,428)
                                                                                 ---------------    ---------------
EQUITY INVESTMENTS                                                                        40,472             35,575
                                                                                 ---------------    ---------------
- In financial institutions                                                                3,088              3,057
- Others                                                                                  82,978             77,385
- Allowances                                                                             (45,594)           (44,867)
                                                                                 ---------------    ---------------
MISCELLANEOUS RECEIVABLES                                                                756,434            675,510
                                                                                 ---------------    ---------------
- Receivables for assets sold                                                             15,270             15,118
- Tax on minimum presumed income - Tax credit                                            232,635            218,884
- Others                                                                                 584,504            515,805
- Accrued interest on receivables for assets sold                                            206                 93
- Other accrued interest and adjustments receivable                                           73                 82
- Allowances                                                                             (76,254)           (74,472)
                                                                                 ---------------    ---------------
BANK PREMISES AND EQUIPMENT                                                              504,128            490,290
                                                                                 ---------------    ---------------
MISCELLANEOUS ASSETS                                                                     284,405            271,107
                                                                                 ---------------    ---------------
INTANGIBLE ASSETS                                                                        474,786            502,796
                                                                                 ---------------    ---------------
- Goodwill                                                                                60,378             65,165
- Organization and development expenses                                                  414,408            437,631
                                                                                 ---------------    ---------------
UNALLOCATED ITEMS                                                                          2,628              4,381
                                                                                 ---------------    ---------------
OTHER ASSETS                                                                               8,953              8,311
                                                                                 ---------------    ---------------
TOTAL ASSETS                                                                          21,187,505         23,634,175
                                                                                 ===============    ===============

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                      SUPPLEMENTARY ACCOUNTING INFORMATION
                 CONSOLIDATED BALANCE SHEET AS OF MARCH 31, 2007
                              AND DECEMBER 31, 2006
                     (figures stated in thousands of pesos)

                                                                                    03.31.07           12.31.06
                                                                                 ---------------    ---------------
LIABILITIES
                                                                                 ---------------    ---------------
  DEPOSITS                                                                            11,858,053         10,779,369
                                                                                 ---------------    ---------------
  - Non-financial public sector                                                           79,743             63,922
  - Financial sector                                                                     153,920            154,303
  - Non-financial private sector and residents abroad                                 11,624,390         10,561,144
    - Current accounts                                                                 2,080,096          1,982,765
    - Savings accounts                                                                 2,647,455          2,442,946
    - Time deposits                                                                    6,536,018          5,789,299
    - Investment accounts                                                                  5,600              4,031
    - Others                                                                             209,718            211,176
    - Accrued interest and quotation differences payable                                 145,503            130,927
                                                                                 ---------------    ---------------
  OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE                                 6,293,925          9,824,953
                                                                                 ---------------    ---------------
  - Argentine Central Bank                                                               380,528          3,025,977
    - Others                                                                             380,528          3,025,977
  - Banks and international entities                                                     244,649            844,263
  - Unsubordinated negotiable obligations                                              2,712,698          2,809,416
  - Amounts payable for spot and forward purchases to be settled                       1,037,942          1,046,181
  - Securities to be delivered under spot and forward sales to be settled                189,440             91,329
  - Loans from domestic financial institutions                                           201,937            281,055
  - Balances from forward transactions without delivery of under. asset to be
     settled                                                                              57,307             31,635
  - Other                                                                              1,378,532          1,566,706
  - Accrued interest, adjustments and quotation difference payable                        90,892            128,391
                                                                                 ---------------    ---------------
  MISCELLANEOUS LIABILITIES                                                              225,542            223,095
                                                                                 ---------------    ---------------
  - Dividends payable                                                                      5,557                  -
  - Directors' and syndics' fees                                                           3,788              3,255
  - Others                                                                               216,197            219,002
  - Adjustments and accrued interest payable                                                   -                838
                                                                                 ---------------    ---------------
  PROVISIONS                                                                             177,940            182,927
                                                                                 ---------------    ---------------
  SUBORDINATED NEGOTIABLE OBLIGATIONS                                                    798,479            777,617
                                                                                 ---------------    ---------------
  UNALLOCATED ITEMS                                                                       13,460              5,734
                                                                                 ---------------    ---------------
  OTHER LIABILITIES                                                                       63,861             64,827
                                                                                 ---------------    ---------------
  MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES                                165,913            167,185
                                                                                 ---------------    ---------------
  TOTAL LIABILITIES                                                                   19,597,173         22,025,707
                                                                                 ===============    ===============

                                                                                 ---------------    ---------------
SHAREHOLDERS' EQUITY                                                                   1,590,332          1,608,468
                                                                                 ---------------    ---------------

                                                                                 ---------------    ---------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                            21,187,505         23,634,175
                                                                                 ===============    ===============

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                      SUPPLEMENTARY ACCOUNTING INFORMATION
                        CONSOLIDATED MEMORANDUM ACCOUNTS
                   As of March 31, 2007 and December 31, 2006
                     (figures stated in thousands of pesos)

                                                                                     03.31.07           12.31.06
                                                                                 ---------------    ---------------
DEBIT                                                                                 17,238,222         17,961,491
                                                                                 ===============    ===============
CONTINGENT                                                                             7,054,825          8,215,105
                                                                                 ---------------    ---------------
Loans obtained                                                                           109,417            107,986
Guarantees received                                                                    5,792,443          6,006,114
Others not included in the debtor classification regulations                                   -             10,500
Contingencies re. contra items                                                         1,152,965          2,090,505
                                                                                 ---------------    ---------------
CONTROL                                                                                8,042,958          8,231,305
                                                                                 ---------------    ---------------
Uncollectible loans                                                                      559,963            582,503
Others                                                                                 7,234,174          7,461,271
Control re. contra items                                                                 248,821            187,531
                                                                                 ---------------    ---------------
DERIVATIVES                                                                            1,302,217            800,127
                                                                                 ---------------    ---------------
"Notional" value of forward transactions without delivery of underlying asset            861,203            475,338
Derivatives re. contra items                                                             441,014            324,789
                                                                                 ---------------    ---------------
TRUST ACCOUNTS                                                                           838,222            714,954
                                                                                 ---------------    ---------------
Trust funds                                                                              838,222            714,954
                                                                                 ---------------    ---------------
CREDIT                                                                                17,238,222         17,961,491
                                                                                 ===============    ===============
CONTINGENT                                                                             7,054,825          8,215,105
                                                                                 ---------------    ---------------
Loans granted (unused balances)                                                          643,602            624,847
Guarantees granted to the Argentine Central Bank                                               -            955,414
Other guarantees granted included in the debtor classification regulations               127,985            123,790
Other guarantees granted not included in the debtor classification regulations           170,637            180,892
Others included in the debtor classification regulations                                 156,171            164,374
Others not included in the debtor classification regulations                              54,570             41,188
Contingencies re. contra items                                                         5,901,860          6,124,600
                                                                                 ---------------    ---------------
CONTROL                                                                                8,042,958          8,231,305
                                                                                 ---------------    ---------------
Checks and drafts to be credited                                                         248,646            187,358
Others                                                                                       175            471,472
Control re. contra items                                                               7,794,137          7,572,475
                                                                                 ---------------    ---------------
DERIVATIVES                                                                            1,302,217            800,127
                                                                                 ---------------    ---------------
"Notional" value of put options written                                                  180,419            175,923
"Notional" value of forward transactions without delivery of underlying asset            260,595            148,866
Derivatives re. contra items                                                             861,203            475,338
                                                                                 ---------------    ---------------
TRUST ACCOUNTS                                                                           838,222            714,954
                                                                                 ---------------    ---------------
Trust liabilities re. contra items                                                       838,222            714,954
                                                                                 ===============    ===============

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                      SUPPLEMENTARY ACCOUNTING INFORMATION
                          CONSOLIDATED INCOME STATEMENT
          For the period of three months commenced January 1, 2007 and ended March 31, 2007, presented in comparative format with the same period of the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                                                     03.31.07           03.31.06
                                                                                 ---------------    ---------------
     FINANCIAL INCOME                                                                    476,913            655,241
                                                                                 ---------------    ---------------
     Interest on cash and due from banks                                                   3,701                 12
     Interest on loans to the financial sector                                             2,274                639
     Interest on overdrafts                                                               19,630             12,227
     Interest on promissory notes                                                         59,771             42,840
     Interest on mortgage loans                                                           20,622             14,469
     Interest on pledge loans                                                              2,454              3,800
     Interest on credit card loans                                                        90,664             60,912
     Interest on other loans                                                              40,133             19,661
     Net income from government and corporate securities                                  10,349             79,427
     Interest on other receivables resulting from financial brokerage                     35,527             51,421
     Net income from secured loans - Decree No. 1387/01                                   30,277             52,772
     CER adjustment                                                                       89,946            277,636
     Others                                                                               71,565             39,425
                                                                                 ---------------    ---------------
     FINANCIAL EXPENSES                                                                  354,462            547,892
                                                                                 ---------------    ---------------
     Interest on current account deposits                                                  4,079              6,324
     Interest on savings account deposits                                                  1,368                739
     Interest on time deposits                                                           114,607             51,442
     Interest on financing from the financial sector                                       1,276              1,606
     Interest on subordinated obligations                                                 23,228             14,173
     Interest on other liabilities resulting from financial brokerage                     91,630             83,441
     Other interest                                                                       42,269             63,595
     CER adjustment                                                                       43,225            266,914
     Others                                                                               32,780             59,658
                                                                                 ---------------    ---------------
     GROSS FINANCIAL MARGIN                                                              122,451            107,349
                                                                                 ===============    ===============
     PROVISIONS FOR LOAN LOSSES                                                           49,366             29,462
                                                                                 ---------------    ---------------
     INCOME FROM SERVICES                                                                255,541            184,940
                                                                                 ---------------    ---------------
     In relation to lending transactions                                                  72,096             53,081
     In relation to borrowing transactions                                                64,838             48,936
     Other commissions                                                                     4,139              3,004
     Others                                                                              114,468             79,919
                                                                                 ---------------    ---------------
     EXPENSES FOR SERVICES                                                                55,540             37,961
                                                                                 ---------------    ---------------
     Commissions                                                                          26,486             17,393
     Others                                                                               29,054             20,568
                                                                                 ===============    ===============

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                      SUPPLEMENTARY ACCOUNTING INFORMATION
                          CONSOLIDATED INCOME STATEMENT
          For the period of three months commenced January 1, 2007 and ended March 31, 2007, presented in comparative
            format with the same period of the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                                                     03.31.07           03.31.06
                                                                                 ---------------    ---------------
     ADMINISTRATIVE EXPENSES                                                             276,203            215,676
                                                                                 ---------------    ---------------
     Personnel expenses                                                                  144,210            107,429
     Directors' and syndics' fees                                                          1,675              1,035
     Other fees                                                                            8,075              7,046
     Advertising and publicity                                                            24,314             20,917
     Taxes                                                                                13,577             11,170
     Other operating expenses                                                             62,270             51,903
     Others                                                                               22,082             16,176
                                                                                 ---------------    ---------------
     NET INCOME FROM FINANCIAL BROKERAGE                                                  (3,117)             9,190
                                                                                 ===============    ===============
     MINORITY INTERESTS RESULT                                                             4,561             (3,747)
                                                                                 ---------------    ---------------
     MISCELLANEOUS INCOME                                                                 70,269             47,099
                                                                                 ---------------    ---------------
     Net income from equity investments                                                      340                  -
     Penalty interests                                                                       374                191
     Loans recovered and allowances reversed                                              30,263             18,322
     CER adjustment                                                                            -                 92
     Others                                                                               39,292             28,494
                                                                                 ---------------    ---------------
     MISCELLANEOUS LOSSES                                                                 63,600             48,030
                                                                                 ---------------    ---------------
     Net loss from equity investments                                                          -              5,864
     Penalty interests and charges in favor of the Argentine Central Bank                      7                 18
     Provisions for losses on miscellaneous receivables and other provisions              12,828             19,456
     CER adjustment                                                                            7                  6
     Amortization of differences arising form court resolutions                           30,498                  -
     Others                                                                               20,260             22,686
                                                                                 ---------------    ---------------
     FOREIGN BRANCHES LOSS                                                                     -                (98)
                                                                                 ---------------    ---------------
     NET INCOME BEFORE INCOME TAX                                                          8,113              4,414
                                                                                 ---------------    ---------------
     INCOME TAX                                                                           26,249             18,705
                                                                                 ---------------    ---------------
     LOSS FOR THE PERIOD                                                                 (18,136)           (14,291)
                                                                                 ===============    ===============

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                      SUPPLEMENTARY ACCOUNTING INFORMATION
                      CONSOLIDATED STATEMENT OF CASH FLOWS
          For the period of three months commenced January 1, 2007 and ended March 31, 2007, presented in comparative
            format with the same period of the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                                                     03.31.07           03.31.06
                                                                                 ---------------    ---------------
CHANGES IN CASH
Cash and due from banks at beginning of fiscal year                                    2,294,849          1,041,158
Decrease/Increase in cash                                                               (232,282)           203,536
                                                                                 ---------------    ---------------
Cash and due from banks at the end of the period                                       2,062,567          1,244,694
                                                                                 ===============    ===============
REASONS FOR CHANGES IN CASH
Financial income collected                                                               309,313            290,802
Income from services collected                                                           259,116            184,991
LESS
Financial expenses paid                                                                 (250,727)          (407,816)
Expenses for services paid                                                               (55,502)           (36,426)
Administrative expenses paid                                                            (258,464)          (196,926)
                                                                                 ---------------    ---------------
CASH PROVIDED BY OPERATING ACTIVITIES                                                      3,736           (165,375)
                                                                                 ===============    ===============
OTHER SOURCES OF CASH
Increase in deposits, net                                                              1,051,187            460,540
Decrease in government and corporate securities, net                                     967,253          1,845,562
Decrease in loans, net                                                                         -            293,316
Decrease in other receivables resulting from financial brokerage, net                  1,731,634                  -
Other sources of cash                                                                     73,110             51,001
                                                                                 ---------------    ---------------
TOTAL SOURCES OF CASH                                                                  3,823,184          2,650,419
                                                                                 ---------------    ---------------
OTHER USES OF CASH
Increase in loans, net                                                                  (128,489)                 -
Increase in other receivables resulting from financial brokerage, net                          -           (310,086)
Increase in other assets, net                                                           (158,253)           (33,975)
Decrease in other liabilities resulting from financial brokerage, net                 (3,689,823)        (1,851,806)
Decrease in other liabilities, net                                                       (34,691)           (36,993)
Other uses of cash                                                                       (47,946)           (48,648)
                                                                                 ---------------    ---------------
TOTAL USES OF CASH                                                                    (4,059,202)        (2,281,508)
                                                                                 ---------------    ---------------
(DECREASE) / INCREASE IN CASH                                                           (232,282)           203,536
                                                                                 ===============    ===============

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                      SUPPLEMENTARY ACCOUNTING INFORMATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
       For the period of three months commenced January 1, 2007 and ended
                 March 31, 2007, presented incomparative format.
                     (figures stated in thousands of pesos)

NOTE 1: PRESENTATION OF FINANCIAL STATEMENTS

          The consolidated Financial Statements are presented in line with the provisions of Argentine Central Bank's (B.C.R.A.) Communique "A" 3147 and supplementary regulations regarding financial reporting requirements for the publication of quarterly and annual financial statements, with the guidelines of Technical Pronouncement Nos. 8 and 19 of the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) and with the guidelines of the General Resolution No. 434/03 of the National Securities Commission ("C.N.V."). As required by the abovementioned regulations, the comparative information in the Balance Sheet corresponds to the end of the prior fiscal year, while that of the Income Statement, and Statement of Cash Flows corresponds to the same period of the prior fiscal year. These financial statements include the balances corresponding to the operations carried out by Banco de Galicia y Buenos Aires S.A. and its subsidiaries located in Argentina and abroad and form part of the said Bank's quarterly financial statements as supplementary information, reason for which they should be read in conjunction with them.

          These financial statements reflect the effects of the changes in the purchasing power of the currency up to February 28, 2003, by following the restatement method established by Technical Resolution No. 6 of F.A.C.P.C.E. In line with Argentine Central Bank's Communique "A" 3921, Decree No. 664/2003 of the National Executive Branch and General Resolution No. 441/03 of the C.N.V., the Company discontinued the application of that method and therefore did not recognize the effects of the changes in the purchasing power of the currency originated after March 1, 2003.

          Resolution M.D. No. 41/03 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (C.P.C.E.C.A.B.A) established the discontinuation of the recognition of the changes in the purchasing power of the currency, effective October 1, 2003.

NOTE 2: ACCOUNTING STANDARDS

          The most relevant accounting standards used in preparing the consolidated financial statements are listed below:

          a.   FINANCIAL STATEMENT CONSOLIDATION

               The financial statements of Grupo Financiero Galicia S.A. have been consolidated on a line-by-line basis with those of Banco de Galicia y Buenos Aires S.A., Net Investment S.A., Galicia Warrants S.A., Sudamericana Holding S.A. and Galval Agente de Valores S.A. (See Note 3 to the consolidated financial statements).

               Banco de Galicia y Buenos Aires S.A. is the Company's main equity investment, a financial institution subject to the Argentine Central Bank regulations. For this reason, the Company has adopted the valuation and disclosure criteria applied by Banco de Galicia y Buenos Aires S.A.

          b.   CONSISTENCY OF ACCOUNTING PRINCIPLES

               Accounting principles applied to the financial statements of Net Investment S.A., Galicia Warrants S.A., Sudamericana Holding S.A. and Galval Agente de Valores S.A., are similar to those applied by the Company (See Note 1 item c.2. to the financial statements).

               The main valuation criteria applied by Banco de Galicia y Buenos Aires S.A. are listed below:

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 2: (Continued)

               b.1. - FOREIGN CURRENCY ASSETS AND LIABILITIES
               These are stated at the U.S. dollars exchange rate set by the Argentine Central Bank, at the close of operations on the last business day of each month.

               As of March 31, 2007, December 31, 2006 and March 31, 2006, balances in U.S. dollars were converted applying the reference exchange rate (figures stated in pesos $ 3.1007, $ 3.0695 y $ 3.0808, respectively) set by the Argentine Central Bank.

               In the case of foreign currencies other than the U.S. dollars, figures have been converted into the latter currency using the swap rates informed by the Argentine Central Bank.

               b.2. - GOLD BULLION
               Gold bullion is valued at the most recent U.S. dollar closing selling quotation for the troy ounce on the London Market, net of estimated direct selling costs.

               The procedure referred in item b.1. has been applied for conversion into local currency.

               b.3. - GOVERNMENT AND CORPORATE SECURITIES b.3.a. - GOVERNMENT SECURITIES
               I) Holdings in investment accounts:
               These include Boden 2012 received within the scope of Sections 28 and 29 of Decree No. 905/02 (see Note 16.3 to the consolidated financial statements) recorded at their "technical value".

               The same criterion was applied in the case of holdings used in repo transactions and to the bonds to be received recorded under Other receivables resulting from financial brokerage and Miscellaneous receivables.

               If the position in such bonds and the balances to be received recorded under the abovementioned captions had been marked to market, a decrease in shareholders' equity of approximately $171,341 and $202,299 would have been recorded as of March 31, 2007 and December 31, 2006, respectively.

               II) Holdings of trading securities:
               These are recorded at the closing price for each security at period/ fiscal year end, plus the value of amortization and interest coupons due and receivable, less estimated selling costs, when applicable.

               III) Without quotation:
               As of March 31, 2007 and December 31, 2006, Banco de Galicia y Buenos Aires S.A. carries the following holdings:

               a) Secured bonds in pesos (Bogar)
               As of the date of these financial statements, no holdings of these bonds were recorded.

               As of December 31, 2006, the holdings allocated as collateral for the advance for the acquisition of the remaining Hedge Bond, have been valued at the value admitted for those purposes. The remaining holdings were valued at the lowest of their "present value" and their "technical value", as defined in item b.4. Had these securities been valued at market price, an increase in shareholders' equity of Banco de Galicia y Buenos Aires S.A. $ 1,475 would have been recognized.

               Securities sold and pending settlement were valued at their net realized value.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 2: (Continued)

               b) Discount bonds and GDP-linked negotiable securities
               Banco de Galicia y Buenos Aires S.A. decided to participate in the exchange offered by the National Government, within the framework of the Argentine debt restructuring, opting to exchange its holdings of "Medium-Term External Notes," Series 74 and 75, for a face value of US$ 280,471 thousand, for "Discount Bonds in Pesos" and "GDP-Linked Negotiable Securities" issued under the conditions established by Decree No. 1,735/04.

               As established in that Decree, the acceptance of this offer implied receiving new debt instruments for an original principal amount equal to 33.7% of the non-amortized principal as of December 31, 2001, plus past due and unpaid interest up to that date.

               As of March 31, 2007 and December 31, 2006, the securities received have been recorded at the lowest of the total future nominal cash payments up to maturity specified by the terms and conditions of the new securities, and the carrying value of the securities tendered as of March 17, 2005, which was equal to the present value of the Secured Bonds' cash flow at that date. This valuation is reduced in the amount of perceived payments, and accrued interest is not recognized. Had these securities been valued at market price, Banco de Galicia y Buenos Aires S.A shareholders' equity would have been reduced as of March 31, 2007 and December 31, 2006, by approximately $ 236,669 and $ 239,262 respectively.

               IV) Securities issued by the Argentine Central Bank:
               These are recorded at the closing quoted price for each security at the end of each period/fiscal year.

               Holdings without quotation were valued at their acquisition cost increased on an exponential basis according to their internal rate of return.

               b.3.b. - INVESTMENTS IN QUOTED CORPORATE SECURITIES
               These securities are valued at the period/ fiscal year-end closing price, less estimated selling costs, when applicable.

               b.4. - SECURED LOANS
               On November 6, 2001, within the framework of Decree No. 1387/01, Banco de Galicia y Buenos Aires S.A. participated in the exchange of Argentine government securities and loans, issued under the Promissory Note/Bond program, for new loans called "National Secured Loans," which are recorded under "Loans - Non-Financial Public Sector".

               At the date of these financial statements, their estimated realizable value exceeds their book value by $39,100 approximately.

               Said value was obtained by calculating the present value of their future cash flow of amortization and interest, based on the market rate for instruments of the same issuer. The "present value" is defined as the "net present value" of a cash flow structure determined under contractual conditions and discounted at a rate set by the Argentine Central Bank which, as of March 31, 2007, was 4.84% per annum and, as of December 31, 2006, 5% per annum. The "technical value" is the adjusted amount of each instrument under contractual conditions.

               Banco de Galicia y Buenos Aires S.A. had recognized in the income statement the effect resulting from the application of this criterion.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 2: (Continued)

               b.5. - ACCRUAL OF ADJUSTMENTS, INTEREST, EXCHANGE RATE DIFFERENCES, PREMIUMS ON FUTURE TRANSACTIONS AND VARIABLE RETURNS For foreign and local currency transactions with a principal adjustment clause as, well as for those in which rates have been prearranged for terms up to 92 days, accrual has been recognized on a linear basis. For local currency transactions at rates arranged for longer periods, interest has been accrued on an exponential basis.

               As indicated in Note 16.1 of the consolidated financial statements for liabilities originally denominated in foreign currency and converted into pesos, the adjustment from the application of the Reference Stabilization Index (C.E.R.) was accrued in accordance with legal regulations or contractual conditions.

               b.6. - FINANCIAL TRUST DEBT SECURITIES AND PARTICIPATION CERTIFICATES
               The debt securities added at par have been recorded at their technical value; the remaining holdings were valued at their cost increased, according to their internal rate of return. Financial trusts participation certificates are valued taking into account the participation in the assets net of liabilities that stem from the financial statements of the respective trusts.

               b.7. - NEGOTIABLE OBLIGATIONS WITHOUT QUOTATION
               The holdings of these securities are valued at their acquisition cost increased on an exponential basis according to their internal rate of return.

               b.8. - ASSETS UNDER FINANCIAL LEASES
               Assets under financial leases are stated at cost less accumulated amortization, adjusted by the CER, where applicable.

               b.9. - EQUITY INVESTMENTS
               b.9.a. - IN FINANCIAL INSTITUTIONS, COMPLEMENTARY AND AUTHORIZED ACTIVITIES
               - CONTROLLED
               Argentine:
               These investments have been valued according to the equity method.

               Banco de Galicia y Buenos Aires S.A. equity investment in Banelco S.A. as of March 31, 2007, is valued under the equity method, based on this company's December 31, 2006 financial statements, because at the date of these financial statements, more recent audited financial statements were not available.

               Foreign:
               Galicia (Cayman) Limited and Banco Galicia Uruguay S.A. have been valued according to the equity method, on the basis of financial statements originally issued in foreign currency.

               The conversion into pesos was made in accordance with the following:

               a. Assets and liabilities were converted into pesos according to item b.1.

               b. Allotted capital has been computed for the amounts actually disbursed restated.

               c. Accumulated earnings were determined as the difference between assets, liabilities and the allotted capital.

               d. Earnings for the period/fiscal year were determined as the difference between the accumulated earnings at the beginning of the fiscal year, net of distributions of cash dividends, and the accumulated earnings at the end of the period.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 2: (Continued)

                    The balances of income statement accounts were converted into pesos applying the monthly average exchange rates recorded in each month of the fiscal year.

               e. The significant items arising from intercompany transactions, not involving third parties, have been eliminated from the Balance Sheet and the Income Statement.

               - NON-CONTROLLED
               Argentine:
               These are stated at their acquisition cost restated as mentioned in Note 1 above, plus stock dividends.

               A valuation allowance has been established for the amount by which it is estimated that the value of the investment in Compensadora Electronica S.A. exceeds the equity method value.

               Foreign:
               Minority interests in foreign entities are reflected at cost, plus stock dividends recognized at their nominal value.

               The procedure referred in item b.1. has been applied for conversion into local currency.

               b.9.b. - IN OTHER COMPANIES
               - NON-CONTROLLED
               Argentine:
               These are stated at their acquisition cost restated as mentioned in Note 1, plus stock dividends.

               A valuation allowance has been established for the amount by which it is estimated that the value of the investments in Argencontrol S.A., Alfer S.A. (in liquidation), Galicia Inmobiliaria S.A., Electrigal S.A., and Aguas Cordobesas S.A. exceed their equity method value. The investments in Aguas Provinciales de Santa Fe S.A. (in liquidation) and Aguas Argentinas S.A. are fully provisioned.

               Foreign:
               These are stated at cost, plus stock dividends recognized at their face value.

               The procedure referred in item b.1. has been applied for conversion into local currency.

               b.10. - BANK PREMISES AND EQUIPMENT AND MISCELLANEOUS ASSETS Bank premises and equipment and miscellaneous assets have been valued at their restated cost (see Note 1 above), plus the increase in value of the real estate properties derived from a technical revaluation made in 1981, less accumulated depreciation.

               The depreciation of these assets is determined based on their estimated useful lives, expressed in months. A full month's depreciation is recognized in the month in which an assets is acquired, while no depreciation is recognized in the month in which it is sold or retired, over a maximum of 600 months for real state property, 120 months for furniture and fittings and 60 months for the rest of assets.

               The residual value of the assets, taken as a whole, does not exceed their combined market value.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 2: (Continued)

               b.11. - OTHER MISCELLANEOUS ASSETS
               These assets are valued at their restated acquisition cost (see
               Note 1 above), less the corresponding accumulated depreciation.

               For those miscellaneous assets earmarked for sale and acquired through foreclosures, the effects of the variation in the purchasing power of the currency as from January 1, 2002 have not been given accounting recognition.

               The depreciation charge for these assets is calculated following the same criterion as that mentioned in item b.10. above.

               b.12. - INTANGIBLE ASSETS
               Intangible assets have been valued at their restated acquisition cost (see Note 1 above), less the corresponding accumulated amortization, calculated proportionally over the estimated number of months of useful life.

               Amortization has been recognized on a straight-line basis over a maximum of 120 months for "Goodwill" and over a maximum of 60 months for "Organization and development expenses".

               Effective March 2003, the Argentine Central Bank established that the difference resulting from compliance with court decisions made in lawsuits filed challenging the current regulations applicable to deposits with the financial system, within the framework of the provisions of Law No. 25,561, Decree No. 214/02 and supplementary regulations, must also be recorded under this caption, the amortization of which must take place in a maximum of 60 equal, monthly and consecutive installments as from April 2003. (See Note 16.1 to the consolidated financial statements)

               Effective December 2005, through Communique "A" 4439 and complementary ones, the Argentine Central Bank authorized financial institutions having granted, as from that date, new commercial loans with an average life of more than 2 years to defer the charge to income related to the abovementioned amortization. The maximum amount to be deferred cannot exceed 50% of the growth of the new commercial loans nor 10% of the financial institutions' computable regulatory capital
               ("RPC"). In addition, banks will not be able to reduce the rest of their commercial loan portfolio. This methodology will be applied until December 2008, when the balance recorded as of that date will begin to be amortized in up to 36 monthly, equal and consecutive installments.

               As of March 31, 2007 and December 31, 2006, the accumulated amount of deferred amortizations is $ 152,606 and $ 148,673 respectively. The monthly amortization for the January - March 2007 period has been partially deferred.

               b.13. - ALLOWANCE FOR LOAN LOSSES AND PROVISIONS FOR CONTINGENT COMMITMENTS
               These have been established based upon the estimated uncollectibility risk of Banco de Galicia y Buenos Aires S.A. credit portfolio, which results from an evaluation of debtors' compliance with their payment obligations, their economic and financial condition, and the guarantees securing their related transactions, in line with Argentine Central Bank regulations.

               b.14. - INCOME TAX
               As of March 31, 2007, Banco de Galicia y Buenos Aires S.A. recorded no income tax charge because, as of that date, it estimated it had incurred in a tax loss. The income tax charge reported by Banco de Galicia y Buenos Aires S.A. has been determined in accordance with Argentine Central Bank regulations, which do not contemplate the application of the deferred tax method.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 2: (Continued)

               b.15. - TAX ON MINIMUM PRESUMED INCOME
               Pursuant to Section 13 of Law No. 25,063, as amended by Law No. 25,360, payments on account of the Minimum Presumed Income Tax, not offset against the Income Tax for each fiscal year, can be computed as a payment on account of the Income Tax determined for any of the following 10 fiscal years.

               The recognition of this deferred asset and its realizability stem from the ability to generate sufficient future taxable income for offsetting purposes, in accordance with projections prepared in conformity with Argentine Central Bank regulations.

               Below are a detail of Banco de Galicia y Buenos Aires S.A.'s tax credits outstanding and their probable offsetting date:

                    Tax credit      Date of          Probable
                                  generation     offsetting date

                      11,702         2001              2010
                      45,158         2002              2010
                      43,004         2003              2010
                      42,037         2004              2010
                      46,126         2005              2010
                      22,073         2006              2010
                      19,470         2006              2011

               In addition to the statement made in preceding paragraphs, as of March 31, 2007, companies controlled by Banco de Galicia y Buenos Aires S.A. record an asset of $ 2,128 for the Tax on Minimum Presumed Income, while as of December 31, 2006, this amount was $ 2,067.

               b.16. - SEVERANCE PAYMENTS
               Banco de Galicia y Buenos Aires S.A. directly allocates severance payments to expenses.

               The amounts that the Bank may possibly have to pay for labor lawsuits are covered by a provision, which is recorded under "Liabilities - Provisions for Severance Payments".

          c. DIFFERENCES BETWEEN THE ARGENTINE CENTRAL BANK'S REGULATIONS AND ARGENTINE GAAP IN THE AUTONOMOUS CITY OF BUENOS AIRES

               On August 10, 2005, the C.P.C.E.C.A.B.A. passed C.D. Resolution No. 93/2005, which adopts Technical Resolutions 6 to 22 issued by F.A.C.P.C.E. as the Argentine GAAP; said resolutions were amended with the purpose of unifying the Argentine GAAP and the interpretation of the accounting and auditing standards 1 to 4. The abovementioned resolution is effective for fiscal years commenced on and after January 1, 2006. On December 29, 2005, the C.N.V. adopted with certain amendments C.P.C.E.C.A.B.A's C.D. 93/2005.

               Subsequently, on June 26, 2006 and through C.D. Resolution No. 42/2006, approved T.R. No. 23 of the F.A.C.P.C.E., effective mandatory for fiscal years beginning on and after July 1, 2006, authorizing its application in advance. Also, on December 14, 2006 the National Securities Commission approved said resolution effective April 1, 2007 allowing its application in advance.

               At the date these financial statements were prepared, the Argentine Central Bank has not yet adopted these regulations. For this reason, Banco de Galicia y Buenos Aires S.A. has prepared its financial statements without considering the new valuation and disclosure criteria added to Argentine GAAP in force in the Autonomous City of Buenos Aires.

               The main differences between Argentine Central Bank regulations and Argentine GAAP in the Autonomous City of Buenos Aires are detailed below:

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 2: (Continued)

               c. 1. - VALUATION CRITERIA

               c.1.a. - ACCOUNTING FOR INCOME TAX ACCORDING TO THE DEFERRED TAX METHOD
               Banco de Galicia y Buenos Aires S.A. determines the Income Tax charge by applying the enacted tax rate to the estimated taxable income, without considering the effect of any temporary differences between accounting and tax results.

               Under Argentine GAAP in force in the Autonomous City of Buenos Aires, the income tax must be recognized using the deferred tax method and, therefore, deferred tax assets or liabilities must be established based on the aforementioned temporary differences. In addition, unused tax loss carry-forwards or fiscal credits that may be offset against future taxable income should be recognized as deferred assets, provided that taxable income is likely to be generated.

               The application of this criterion based on projections prepared by Banco de Galicia y Buenos Aires S.A., would determine deferred tax assets as of March 31, 2007, amounting to $ 453,803.

               c.1.b. - VALUATION OF ASSETS WITH THE NON-FINANCIAL PUBLIC AND PRIVATE SECTORS

               c.1.b.1. - NATIONAL SECURED LOANS AND PROVINCIAL SECURED BONDS
               On November 6, 2001, Banco de Galicia y Buenos Aires S.A. and the Companies controlled by Sudamericana Holding S.A. participated in the exchange offered by the National Government, swapping national government securities for National Secured Loans which, as of March 31, 2007 and December 31, 2006, are recorded under "Loans - Non-Financial Public Sector". Furthermore, Banco de Galicia y Buenos Aires S.A. and the "Fondo Fiduciario para el Desarrollo Provincial" (FFDP) exchanged loans to provincial governments for BOGAR which, as of December 31, 2006, are recorded under "Government Securities without Quotation". As of March 31, 2007 and December 31, 2006, Banco de Galicia y Buenos Aires S.A. valued its holdings in Secured Loans at the lower of present or technical value, as established by the Argentine Central Bank. The same criterion was applied as of December 31, 2006 to its Bogar holdings, except for those then allocated as collateral for the advance for the acquisition of the remaining Hedge Bond, which were valued at the estimated value admitted for those purposes.

               Under the provisions of C.D. Resolution No. 290/01 of the C.P.C.E.C.A.B.A., the restructured assets should have been valued as follows:

               a) Domestic Secured Loans: based upon the respective market quotations of the securities exchanged as of November 6, 2001, which as from that date are considered to be the acquisition cost, if corresponding, plus interest accrued at the internal rate of return until the end of each fiscal year.

               Said assets are allocated as collateral for financial assistance received from the Argentine Central Bank at the date of these financial statements, their estimated realizable value exceeds their book value by $39,100 approximately.

               b) Provincial secured bonds (Bogar): at market value. The difference between the market value and the book value as of December 31, 2006 is detailed in item b.3.a.III) a).

               c.1.b.2. - FINANCIAL REPORTING OF EFFECTS GENERATED BY COURT DECISIONS ON DEPOSITS
               As disclosed in Note 16.1 of the consolidated financial statements, as of March 31, 2007, Banco de Galicia y Buenos Aires S.A. records an asset for $338,773 under "Intangible Assets - Organization and Development Expenses", for the residual value of the differences resulting from compliance with court decisions on reimbursement of deposits within the framework of Law No. 25,561, Decree No. 214/02 and complementary regulations. Argentine GAAP would admit the registration of such asset and of the corresponding allowance, based on the best estimate of the recoverable amounts.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 2: (Continued)

               c.1.b.3. - COMPENSATION, PER SECTIONS 28 AND 29 OF DECREE NO. 905/2002 OF THE NATIONAL EXECUTIVE BRANCH
               As of March 31, 2007 and December 31, 2006, Banco de Galicia y Buenos Aires S.A. records the government securities received and to be received in connection with the compensation established by Sections 28 and 29 of National Executive Branch's Decree No. 905/02, under the captions "Government Securities - Holdings in Investment Accounts, Other Receivables Resulting from Financial Brokerage - Other Receivables not Included in the Debtor Classification Regulations" and "Forward Purchases of Government Securities under Agreements to Repurchase," and "Miscellaneous Receivables," respectively.

               Under Argentine GAAP in force in the Autonomous City of Buenos Aires, the above-mentioned assets must be valued at their current value, as indicated in item b.3.a.I) above.

               At the date of preparation of these financial statements, the market value of the "BODEN 2012" is approximately 95% of its technical value.

               c.1.b.4. - ALLOWANCES FOR RECEIVABLES FROM THE NON-FINANCIAL PUBLIC SECTOR
               Current Argentine Central Bank regulations on the establishment of allowances provide that credits against the public sector are not subject to allowances for uncollectibility risk. Under Argentine GAAP, those allowances must be estimated based on the recoverability risk of assets.

               c.1.b.5. - DISCOUNT BONDS AND GDP-LINKED NEGOTIABLE SECURITIES Pursuant to Argentine GAAP, these assets must be valued separately and at their closing price, less estimated selling costs. The above item b.3.a.III) b) states the effect resulting from the differences in the valuation criteria.

               c.1.c. - CONVERSION OF FINANCIAL STATEMENTS
               The conversion into pesos of the financial statements of the foreign subsidiaries for the purpose of their consolidation with Banco de Galicia y Buenos Aires S.A.'s financial statements, made in accordance with Argentine Central Bank regulations, differs from Argentine GAAP (Technical Pronouncement No. 18). Argentine GAAP require that:

               a) the measurements in the financial statements to be converted into pesos that are stated in period-end foreign currency (current values, recoverable values) be converted at the balance sheet date exchange rate; and

               b) the measurements in the financial statements to be converted into pesos that are stated in foreign currency of periods predating the closing date (for example: those which represent historical costs, income, expenses) be converted at the pertinent historical exchange rates, restated at fiscal year-end currency, when corresponding, due to the application of Technical Pronouncement No. 17 Quotation differences arising from conversion of the financial statements will be treated as financial income or losses, as the case may be. Quotation differences arising from conversion of the financial statements will be treated as financial income or losses, as the case may be.

               The application of this criterion does not have a significant impact on Banco de Galicia y Buenos Aires S.A. financial statements.

               c.1.d. - RESTRUCTURED LOANS AND LIABILITIES
               Banco de Galicia y Buenos Aires S.A. recorded restructured loans and financial obligations based on the actually restructured principal amounts plus accrued interest and capital adjustments, when applicable, minus collections or payments made.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 2: (Continued)

               Pursuant to Argentine GAAP, those restructured loans and liabilities for which the modification of original conditions imply a substitution of instruments, must be recorded on the basis of the best possible estimate of the amounts receivable or payable discounted at a market rate that reflects market evaluations of the time value of money and the specific risks of such assets and liabilities at the time of restructuring.

               c.2. - STATEMENT OF CASH FLOWS
               The statement of cash flows has been prepared following the criterion established by the Argentine Central, which differs from that of Technical Pronouncement No. 19 by F.A.C.P.C.E.

NOTE 3:   BASIC INFORMATION ON CONSOLIDATED CONTROLLED COMPANIES

          The basic information regarding the controlled companies is presented in Note 9 and Schedule C to the financial statements of Grupo Financiero Galicia S.A.

          Grupo Financiero Galicia S.A. directly holds 87.50% of the capital stock and voting rights of Net Investment S.A., Galicia Warrants S.A. and Sudamericana Holding S.A.; while its controlled company, Banco de Galicia y Buenos Aires S.A., the remaining 12.50% of the capital stock and voting rights of those companies.

          In July 2006, the Board of Directors of Net Investment S.A. together with the Board of Directors of B2Agro S.A. and Tradecom Argentina S.A., decided to merge both companies retroactive to July 1, 2006. On August 14, 2006 the Extraordinary Shareholders' Meetings approved the pre merger commitment required by Section 83 of the Law on Corporations. Subsequently, they approved the merger of Net Investment S.A., B2Agro S.A. and Tradecom Argentina S.A., being Net Investment S.A. the merged company that purchased the whole of B2Agro S.A. and Tradecom Argentina S.A. equity and these two Companies were dissolved without liquidation.

          On December 6, 2006, the paperwork related to the abovementioned fusion were submitted before the Corporation Control Authority (I.G.J.), for the liquidation of B2Agro S.A and Tradecom Argentina S.A., as well as the paperwork necessary to change the corporate purpose of Net Investment S.A., which were recorded on February 1, 2007.

          As of December 31, 2006 Net Investment S.A's financial statements have been consolidated on a line-by-line basis with the financial statements of B2Agro S.A. and Tradecom Argentina S.A. As of said date, Net Investment S.A. held the following percentages:

               Issuing Company         Capital %      Votes %
          -------------------------   -----------   -----------
          B2Agro S.A.                      100.00        100.00
          Tradecom Argentina S.A.          100.00        100.00

          Sudamericana Holding S.A's results have been adapted to cover a three-month period as of December 31, 2006, for consolidation purposes. This company's financial statements, in turn, have been consolidated on a line-by-line basis with the financial statements of Galicia Retiro Cia. de Seguros S.A., Galicia Seguros S.A. (formerly known as Galicia Vida Cia. de Seguros S.A.) and Sudamericana Asesores de Seguros S.A. On February 8, 2006 the representatives of Galicia Seguros S.A. (formerly known as Galicia Vida Cia. de Seguros S.A.) and Galicia Patrimoniales Compania de Seguros S.A., subscribed the pre merger commitment pursuant to which the former absorbs the assets, liabilities, and Shareholders' equity of Galicia Patrimoniales Compania de Seguros S.A., in force as from July 1, 2006. This merger was approved by the Regulatory Authority on July 7, 2006 and was recorded before the Inspection Corporation Control Authority (I.G.J) on September 25, 2006. As of December 31 and September 30, 2006, Sudamericana Holding S.A. held the following percentages:

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 3: (Continued)

                                Issuing Company                       Capital %   Votes %
          ---------------------------------------------------------   ---------   -------
          Galicia Retiro Cia. de Seguros S.A.                             99.99     99.99
          Galicia Seguros S.A. (formerly known as Galicia Vida Cia.
           de Seguros S.A.)                                               99.99     99.99
          Sudamericana Asesores de Seguros S.A.                           99.99     99.99

          Banco de Galicia y Buenos Aires S.A.'s consolidated financial statements include the assets, liabilities, and results of the controlled companies detailed below:

                                            As of March 31, 2007
          ----------------------------------------------------------------------------------------
                                                          Shares               Percentage held in
                                                   -----------------------    --------------------
                                                                                Total     Possible
                     Issuing company                 Class        Number       capital      votes
          --------------------------------------   ---------   -----------    ---------   --------
          Banco Galicia Uruguay S.A.                Ordinary     2,591,600(*)    100.00     100.00
          Tarjetas Regionales S.A.                 Ord. book
                                                     entry     207,586,358       100.00     100.00
          Galicia Factoring y Leasing S.A.         Ord. book
                                                     entry       1,889,700        99.98      99.98
          Galicia Valores S.A. Sociedad de Bolsa   Ord. book
                                                     entry         999,996        99.99      99.99

          (*) Stated at face value of 1,000 Uruguayan pesos.

                                           As of December 31, 2006
          ----------------------------------------------------------------------------------------
                                                          Shares               Percentage held in
                                                   -----------------------    --------------------
                                                                                Total     Possible
                     Issuing company                 Class        Number       capital      votes
          --------------------------------------   ---------   -----------    ---------   --------
          Banco Galicia Uruguay S.A.                Ordinary     2,591,600(*)    100.00     100.00
          Tarjetas Regionales S.A.                 Ord. book
                                                     entry     207,586,358       100.00     100.00
          Galicia Factoring y Leasing S.A.         Ord. book
                                                     entry       1,889,700        99.98      99.98
          Galicia Valores S.A. Sociedad de Bolsa   Ord. book
                                                     entry         999,996        99.99      99.99

          (*) Stated at face value of 1,000 Uruguayan pesos.

                                                As of March 31, 2007
          -----------------------------------------------------------------------------------------------
                                                                              Shareholders'
                     Issuing Company                 Assets    Liabilities       equity        Net income
          --------------------------------------   ---------   -----------    -------------    ----------
          Banco Galicia Uruguay S.A.                 658,535       529,173          129,362        21,017
          Tarjetas Regionales S.A.                 1,819,874     1,496,265          323,609        17,731
          Galicia Factoring y Leasing S.A.             4,551           444            4,107           166
          Galicia Valores S.A. Sociedad de Bolsa      19,496         5,723           13,773           164

                             As of December 31, 2006 and results as of March 31, 2006
          -----------------------------------------------------------------------------------------------
                                                                              Shareholders'
                     Issuing Company                 Assets    Liabilities       equity        Net income
          --------------------------------------   ---------   -----------    -------------    ----------
          Banco Galicia Uruguay S.A.                 633,039       525,784          107,255         9,125
          Tarjetas Regionales S.A.                 1,828,016     1,522,138          305,878        16,295
          Galicia Factoring y Leasing S.A.             4,648           707            3,941           145
          Galicia Valores S.A. Sociedad de Bolsa      42,277        28,668           13,609            88

          The financial statements of the controlled companies were adapted to the valuation and disclosure standards set by the Argentine Central Bank and cover the same period as that of the financial statements of Banco de Galicia y Buenos Aires S.A.

          The financial statements of Banco Galicia Uruguay S.A. include the balances of Banco Galicia Uruguay S.A. consolidated on a line-by-line basis with those of Galicia (Cayman) Limited, in which Banco Galicia Uruguay S.A. holds 65.3405% of its capital stock and Banco Galicia y Buenos Aires S.A. holds the remaining 34.6595%.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 3: (Continued)

          The latest statements have been consolidated with those of Galicia Pension Fund Limited, in which Galicia (Cayman) Limited holds a 100% interest.

          Galicia Pension Fund Limited consolidates its financial statements with those of Galicia Administradora de Fondos S.A. Sociedad Gerente de Fondos Comunes de Inversion, in which it holds a 99.985% interest.

          Banco de Galicia y Buenos Aires S.A. holds 68.218548% of Tarjetas Regionales S.A.'s capital stock and votes, while Galicia (Cayman) Limited holds the remaining 31.781452%.

          The financial statements of Tarjetas Regionales S.A. as of March 31, 2007, which were used for consolidation purposes, have in turn been consolidated on a line-by-line basis with the financial statements of Tarjeta Naranja S.A., Tarjetas Cuyanas S.A. and Tarjetas del Mar S.A., in which companies Tarjetas Regionales S.A. holds a controlling interest.

          The percentages directly held in those companies' capital stock are as follows:

          - Directly:

                  Company               03.31.07       12.31.06
          -------------------------   -----------    -----------
          Tarjetas Cuyanas S.A.            60.000%        60.000%
          Tarjetas del Mar S.A.            99.995%        99.995%
          Tarjeta Naranja S.A.             80.000%        80.000%

          The financial statements of Tarjeta Naranja S.A. have been consolidated with the financial statements of Cobranzas Regionales S.A., in which the former company holds 87.7% of voting stock and with the financial statements of Ancud Comercial S.A. in which it holds 99.4% of voting stock.

          Tarjeta Naranja S.A. is carrying out operations in order to close an investment project in the Dominican Republic for the development of a credit card business in said country, because of which the Company acquired on December 19, 2006, 99.4% of said company's capital stock. The total amount of the investment in said company at period end was $12,230.

          In addition, Tarjetas Cuyanas S.A. holds a 12.3% interest in Cobranzas Regionales S.A.'s capital stock and voting rights.

NOTE 4:   MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES

          The portion of the controlled companies' shareholders' equity owned by third parties has been disclosed in the Balance Sheet, under the "Minority Interests in consolidated entities or companies" caption. The result of minority interest is disclosed in the Income Statement under "Minority Interests Results".

          The minority interest percentages as of March 31, 2007 and December 31, 2006 are the following:

                                     Company                                 03.31.07      12.31.06
          --------------------------------------------------------------   ------------   ----------
          Banco de Galicia y Buenos Aires S.A.                                  6.39536%     6.39536%
          Net Investment S.A.                                                   0.79942%     0.79942%
          Sudamericana Holding S.A.                                             0.79936%     0.79936%
          Galicia Warrants S.A.                                                 0.79942%     0.79942%
          B2Agro S.A.                                                                 -      0.79942%
          Tradecom Argentina S.A.                                                     -      0.79942%
          Galicia Retiro Cia. de Seguros S.A.(*)                                0.79947%     0.79947%
          Galicia  Seguros S.A.  (formerly known as Galicia Vida Cia. de
          Seguros S.A.)(*)                                                      0.79958%     0.79958%
          Sudamericana Asesores de Seguros S.A.(*)                              0.80493%     0.80493%

          (*) Minority interest determined based on the financial statements as of December 31 and September 30, 2006.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 4: (Continued)

          The minority interest percentages held by Banco de Galicia y Buenos Aires S.A. are listed below:

                          Company                      03.31.07       12.31.06
          ----------------------------------------   -----------    -----------
          Galicia Valores S.A. Sociedad de Bolsa           0.010%         0.010%
          Galicia Factoring y Leasing S.A.                 0.020%         0.020%
          Galicia Administradora de Fondos S.A.
          Sociedad Gerente de
           Fondos Comunes de Inversion                     0.015%         0.015%
          Tarjetas Cuyanas S.A.                           40.000%        40.000%
          Tarjeta Naranja S.A.                            20.000%        20.000%
          Tarjetas del Mar S.A.                            0.005%         0.005%
          Cobranzas Regionales S.A.                       22.460%        22.460%
          Ancud Comercial S.A.                             0.600%         0.600%

NOTE 5:   RESTRICTED ASSETS AND OTHER CONTINGENT LIABILITIES

          Pursuant to Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. must maintain a monthly average liquidity level. Computable assets for paying the minimum cash requirement are cash and the checking accounts opened at the Argentine Central Bank.

          The minimum cash requirement at the end of the period was as follows (as measured in average daily balances):

                                                            03.31.07      12.31.06
          ---------------------------------------------   -----------   -----------
          Minimum cash requirement in Pesos                 1,286,054     1,217,511
          Minimum cash requirement in foreign currency        512,550       658,751

          As regards cash, based on September 2006 position, only 67% of the average cash may be computed.

          I) As of March 31, 2007, the Bank's ability to dispose of the following assets corresponding to Banco de Galicia y Buenos Aires S.A. was restricted as mentioned below.

               a. FUNDS, GOVERNMENT SECURITIES AND SECURED LOANS
               Banco de Galicia y Buenos Aires S.A. has deposited $ 53,035 as a guarantee to third parties, $ 254,241 for margin requirements of repo transactions and $ 64,617 to guarantee the transactions carried out in the Rosario Futures Exchange. Also, Secured Loans for $410 are blocked as a result of a court order.

               b. SPECIAL ESCROW ACCOUNTS
               Special escrow accounts have been opened with the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions, which, as of March 31, 2007 amounted to $ 151,064.

               c. DEPOSITS IN FAVOR OF THE ARGENTINE CENTRAL BANK
               - Unavailable deposits related to foreign exchange transactions $ 533.
               - For securities held in custody to act as register agent and book-entry Mortgage securities held in custody, $ 1,166.

               d. EQUITY INVESTMENTS
               The item "Equity Investments" includes shares the transfer of which is subject to the prior approval of the National or Provincial authorities, as applicable, under the terms of the concession contracts signed:

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 5: (Continued)

               - Electrigal S.A.: 1,222,406.50 ordinary registered non-endorsable non-transferable shares.
               -    Aguas Cordobesas S.A.: 900,000 ordinary class E shares.

               As a shareholder of the concessionaires, Aguas Argentinas S.A., Aguas Provinciales de Santa Fe S.A (in liquidation). and Aguas Cordobesas S.A., Banco de Galicia y Buenos Aires S.A. had guaranteed their compliance with certain obligations arising from the concession contracts signed by these companies.

               In addition, Banco de Galicia y Buenos Aires S.A. and the other shareholders had committed, in certain circumstances, to provide financial support to those companies if they were unable to honor the commitments they have undertaken with international financial institutions. It is worth mentioning that as of March 31, 2007; only the commitment related to Aguas Cordobesas S.A. is outstanding.

               Aguas Cordobesas S.A.: Banco de Galicia y Buenos Aires S.A., as a shareholder and proportionally to its 10.833% interest, is jointly responsible, before the Provincial State, for contractual obligations deriving from the concession contract during the entire term thereof.

               Should any of the other shareholders fail to comply with the commitments arising from their joint responsibility, Banco de Galicia y Buenos Aires S.A. may be forced by the grantor to assume the unfulfilled commitment, but only in the proportion and to the extent of the interest held by the said Bank.

               Aguas Provinciales de Santa Fe S.A. (in liquidation): the meeting of the shareholders of Aguas Provinciales de Santa Fe S.A. (in liquidation), held on January 13, 2006, approved the early dissolution and liquidation of said company.

               Banco de Galicia y Buenos Aires S.A. voted against this decision because it deemed it contrary to the corporate interests, and requested the calling of a new meeting to reactivate and capitalize the company thus allowing its continuity.

               On January 31, 2006, Decree No. 243 issued by the government of the Province of Santa Fe terminated the concession contract alleging the concessionaire's fault, derived from the dissolution of the company decided by the majority shareholders during the abovementioned shareholders' meeting.

               Since March 2006, Banco de Galicia y Buenos Aires S.A. has fully provisioned its credits against this company.

               Aguas Argentinas S.A.: after a long negotiation process, on March 21, 2006, the Executive Branch decided to rescind the concession contract with Aguas Argentinas S.A. alleging the concessionaire's fault.

               As a result of this measure, Aguas Argentinas S.A. went into default and requested the opening of a reorganization process under the provisions of Section 5 and subsequent sections of Law No. 24,522.

               On March 9, 2006 Banco de Galicia y Buenos Aires S.A. cancelled the commitments undertaken with international financial institutions by purchasing the credits these institutions held against Aguas Argentinas S.A., thus extinguishing the guarantees granted in connection with those loans. The acquisition price was approximately 25% lower than the guaranteed amount.

               As from June 2006, a provision for the total interest in said company has been recognized. For the remaining credits, the provisions corresponding to the debtor's status in accordance with the applicable regulations have been established.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 5: (Continued)

               e. GUARANTEES GRANTED FOR DIRECT OBLIGATIONS
               As of March 31, 2007, Banco de Galicia y Buenos Aires S.A. has recorded $ 79,277 as collateral for credit lines granted by the IFC, and the related transactions have been allocated to the resources provided by IFC.

          As of December 31, 2006, the total amount of restricted assets for the aforementioned items was $ 3,226,783.

          II) As of March 31, 2007, the ability of Banco de Galicia y Buenos Aires S.A. to dispose of the assets of its subsidiaries was restricted as follows:

               a. GALICIA VALORES S.A. SOCIEDAD DE BOLSA:
               As of March 31, 2007, this company holds three shares of Mercado de Valores de Buenos Aires S.A. which are allocated to securing an insurance covering its transactions for $6,360. As of prior fiscal year's end, the total amount was $6,360.

               b. TARJETAS CUYANAS S.A.:
               As of March 31, 2007 and December 31, 2006, the company's ability to dispose of time deposits for $600 and $80 was restricted because these amounts were earmarked as guarantee for two collection agreements signed with the Revenue Board of the Province of Mendoza and Telefonica de Argentina, respectively.

               In addition, assets for $40,000 were granted as collateral for loans from several financial institutions, which balance of principal plus accrued interest at period end amounts to $30,425, while at fiscal year end it amounted to $40,450.

               c. TARJETA NARANJA S.A.
               Attachments in connection with lawsuit have been levied on current account deposits for $ 328.

               Also, $ 55,000 have been recorded under Memorandum Accounts, for collateral of credit lines to financial institutions.

               d. BANCO GALICIA URUGUAY S.A.:
               Under a fixed pledge agreement signed on July 24, 2003, and registered with the Registry of Property-Movable Property-Pledges Division of Montevideo-Uruguay, on August 5, 2003, Galicia Uruguay S.A.'s credit rights against all of its debtors have been pledged in favor of the holders of the transferable time-deposit certificates and/or negotiable obligations issued in compliance with the debt restructuring plan approved.

          III) As of March 31, 2007, the Bank's ability to dispose of the following assets corresponding to Galval Agente de Valores S.A. was restricted as mentioned below.

          On December 20, 2005, in compliance with the Regulations issued by the Securities and Exchange Commission of Uruguay, the abovementioned Company made a deposit of 2,000,000 indexed units with the Uruguayan Central Bank; said deposit has been pledged in favor of such Bank, as collateral for compliance with regulations governing the activities carried out by securities agents.

NOTE 6:   GOVERNMENT AND CORPORATE SECURITIES

          The government and corporate securities listed below have been classified pursuant to the Argentine Central Bank regulations.

          As of March 31, 2007 and December 31, 2006, holdings of Government and corporate securities were as follows:

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 6:  (Continued)

                                                                                03.31.07        12.31.06
                                                                              ------------    ------------
          Government Securities With quotation Recorded at market value
          For trading purposes:
            Government bonds                                                        22,857          28,206
            Other                                                                      364             360
            Less: Valuation allowance                                                 (361)           (357)
                                                                              ------------    ------------
          Total trading securities                                                  22,860          28,209
                                                                              ------------    ------------
          Recorded at cost after amortization
          In investment accounts
            Government bonds (Boden 2012)                                        2,108,699       2,608,827
                                                                              ------------    ------------
          Total securities in investment accounts                                2,108,699       2,608,827
                                                                              ------------    ------------
          Securities issued by the Argentine Central Bank
            Securities with quotation                                              133,879         119,520
                                                                              ------------    ------------
          Total securities issued by the Argentine Central Bank                    133,879         119,520
                                                                              ------------    ------------
          Without quotation
            Government bonds                                                         4,868         431,753
                                                                              ------------    ------------
          Total securities without quotation                                         4,868         431,753
                                                                              ------------    ------------
          Total government securities                                            2,270,306       3,188,309
                                                                              ------------    ------------
          Corporate Securities
            Negotiable obligations (with quotation)                                  2,079             339
                                                                              ------------    ------------
          Total corporate securities                                                 2,079             339
                                                                              ------------    ------------
          Total government and corporate securities                              2,272,385       3,188,648
                                                                              ============    ============

NOTE 7:   LOANS

               The lending activities carried out by Banco de Galicia y Buenos Aires S.A. are as follows:

               a. Loans to the non-financial public sector: they are primarily loans to the National Government and to provincial governments.

               b. Loans to the financial sector: they represent loans to Banks and local financial institutions.

               c. Loans to the non-financial private sector and residents abroad: they include the following types of loans:

               - Overdrafts: short-term obligations issued in favor of customers.
               -    Promissory notes: endorsed promissory notes, factoring.
               - Mortgage loans: loans for the purchase of real estate properties for housing purposes, secured by such purchased real estate property or commercial loans secured by real estate mortgages.
               - Pledge loans: loans in which a pledge is granted as collateral, as an integral part of the loan instrument.
               -    Credit card loans: loans granted to credit card holders.
               -    Personal loans: loans to natural persons.
               - Other: this item primarily involves short-term placements in banks abroad.

               Pursuant to Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. must disclose the breakdown of its loan portfolio to: the non-financial public sector, the financial sector and the non-financial private sector and residents abroad.

               In addition, Banco de Galicia y Buenos Aires S.A. must disclose the type of collaterals established on the applicable loans to the non-financial private sector and the pledges granted on loans (preferred guarantees relative to a registered senior pledge).

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 7:  (Continued)

          As of March 31, 2007 and December 31, 2006, the classification of the loan portfolio was as follows:

                                                              03.31.07       12.31.06
                                                            -----------    -----------
          Non-financial public sector                         2,831,666      2,739,282
          Financial sector                                      114,301        311,623
          Non-financial private sector and residents abroad   8,110,368      7,790,689
            With preferred guarantees                         1,130,153      1,076,170
            With other collateral                             1,353,526      1,307,511
            Without collateral                                5,626,689      5,407,008
                                                            -----------    -----------
          Subtotal                                           11,056,335     10,841,594
          Allowance for loan losses                            (354,528)      (327,042)
                                                            -----------    -----------
          Total                                              10,701,807     10,514,552
                                                            ===========    ===========

          Said loans were granted in the normal course of transactions with normal terms, interest rates, and collateral requirements.

NOTE 8:   EQUITY INVESTMENTS

          As of March 31, 2007 and December 31, 2006, the breakdown of "Equity Investments" was a follows:

                                                                                03.31.07       12.31.06
                                                                              -----------    -----------
          In financial institutions, complementary and authorized
          activities
            Banco Latinoamericano de Exportaciones S.A.                             1,538          1,522
            Banelco S.A.                                                            8,926          7,868
            Mercado de Valores de Buenos Aires S.A.                                 8,050          8,050
            Visa Argentina S.A.                                                       951            951
            Others                                                                  2,394          2,362
                                                                              -----------    -----------
          Total equity investments in financial institutions,
           complementary and authorized activities                                 21,859         20,753
                                                                              -----------    -----------
          In non-financial institutions
            AEC S.A.                                                               10,656          6,139
            Aguas Argentinas S.A.                                                  23,370         23,370
            Aguas Cordobesas S.A.                                                   8,911          8,911
            Aguas Provinciales de Santa Fe S.A. (In liquidation)                   10,771         10,771
            Electrigal S.A.                                                         5,455          5,455
            Others                                                                  5,044          5,043
                                                                              -----------    -----------
          Total equity investments in non-financial institutions                   64,207         59,689
                                                                              -----------    -----------
          Allowance for loan losses                                               (45,594)       (44,867)
                                                                              -----------    -----------
          Total equity investments                                                 40,472         35,575
                                                                              -----------    -----------

NOTE 9:   INTANGIBLE ASSETS - GOODWILL

          The following table shows the goodwill breakdown per activity as of March 31, 2007 and December 31, 2006, respectively:

                                                       03.31.07      12.31.06
                                                     -----------   -----------
          In banks                                        42,813        45,192
          Companies issuing regional credit cards         17,565        19,973
                                                     -----------   -----------
          Total                                           60,378        65,165
                                                     -----------   -----------

NOTE 10:  TRUST ACTIVITIES

          a) Trust contracts for purposes of guaranteeing compliance with obligations:
          Purpose: in order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver to Banco de Galicia y Buenos Aires S.A., as fiduciary property, amounts to be invested according to the following detail:

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 10: (Continued)

                                                                   Trust fund balance
                                                               -------------------------
                                                                            In thousands
           Date of contract               Trustor                  $           of US$         Due date
           ----------------    -----------------------------   ----------   ------------   ------------
               01.06.98        Eduardo Sumic y Ercides Ciani           13             37   07.07.07 (1)
               02.15.05        Blaisten                                76              -   02.15.08 (2)
               12.29.05        Tecsan - Benito Roggio                   4              -   04.28.11 (2)
               06.16.06        La Nacion                               46              -   12.31.07 (2)
               11.01.06        Penaflor                                 1              -   11.01.11 (2)
               11.09.06        Benito Roggio e hijos                    1              -   01.09.09 (2)

          (1) This amount shall be released upon maturity or when the Bank receives such instruction in accordance with contract stipulations.
          (2) These amounts shall be released monthly until the earlier of the settlement date of trustor obligations or the due date, whichever occurs first.

          b) Financial trust contract:
          Purpose: to administer and exercise the fiduciary ownership of the trust assets until the redemption of the Debt Securities and the Participation Certificates:

                                                                   Trust fund balance
                                                               -------------------------
                                                                            In thousands
           Date of contract               Finacial                 $           of US$         Due date
          ------------------   -----------------------------   ----------   ------------   ------------
               03.10.05        Grobo I                                808              -   12.31.07 (4)
               07.13.05        Rumbo Norte I                        3,504             72   07.13.11 (4)
               10.12.05        Hydro I                             25,392              -   09.05.17 (3)
               01.24.06        Saturno I                              163              -   07.31.07 (3)
               05.02.06        Prosion I                                2            905   06.15.09 (3)
               05.22.06        Radio Sapienza III                   2,239              -   05.12.09 (4)
               06.26.06        Saturno II                           6,062              -   09.30.07 (3)
               08.10.06        Faid 2006/07                         8,926            172   11.30.07 (4)
               10.05.06        Saturno III                         11,906              -   04.15.08 (3)
               10.17.06        Tarjetas del Mar II                  6,238              -   01.10.15 (4)
               11.24.06        Radio Sapienza IV                    7,305              -   11.12.09 (4)
               12.05.06        Faid 2011                           34,721              -   02.28.12 (4)
               12.06.06        Gas I                              637,325         17,239   10.28.14 (4)
               01.11.07        Saturno IV                           5,361          6,977   07.15.08 (3)
               03.02.07        Agro Nitralco                          757          2,776   08.29.08 (4)

          (3) These amounts shall be released monthly until the redemption of the debt securities.
          (4) Estimated date, because the due date will occur at the time of the distribution of all of the trust assets.

NOTA 11:  NEGOTIABLE OBLIGATIONS

          a) AS OF MARCH 31, 2007, BANCO DE GALICIA Y BUENOS AIRES S.A., HAD THE FOLLOWING NEGOTIABLE OBLIGATIONS OUTSTANDING UNDER THIS
               PROGRAM:

          a.1) Ordinary negotiable obligations:

                                 Residual face value
                                   (in thousands of                                      Issue authorized
            Date of issue               US$)                  Term         Rate            by the C.N.V.
          ------------------   -------------------------   ----------   ----------   -------------------------
               11.08.93                          4,229(*)    10 years         9.00%            10.08.93

(*) This amount corresponds to past due negotiable obligations, not tendered to the restructuring offer.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 11: (Continued)

          a.2) The Ordinary Shareholders' Meeting, held on September 30, 1997, authorized the creation of a global program for the issuance of negotiable obligations, not convertible into shares, which could be denominated in pesos, dollars or other currencies, for a maximum aggregate amount equivalent to US$ 1,000,000 thousand. At the date of these financial statements, this program has expired. However, as of March 31, 2007, Banco de Galicia y Buenos Aires S.A. has outstanding the following short- and medium-term negotiable obligations issued under this program:

                                 Residual face value
                                   (in thousands of                                        Issue authorized
            Date of issue               US$)                  Term           Rate            by the C.N.V.
          ------------------   -------------------------   -----------   --------------   ------------------
               07.19.02                         24,212(*)   1,840 days      7.875%             04.22.98
               07.19.02                         14,387(*)   1,840 days   Libor 6 months        04.22.98
                                                                           plus 4%

          (*) Negotiable obligations which are current, issued as a result of the restructuring of New York Branch's debt, and which were not included in Banco de Galicia y Buenos Aires S.A.'s debt restructuring.

          In accordance with the provisions of the Negotiable Obligations Law and Argentine Central Bank regulations, the net proceeds of the negotiable obligations detailed in items a.1) and a.2) were applied to the extension of credit to domestic companies for them to finance investments in physical assets in Argentina, working capital or the restructuring of liabilities, the extension of consumer loans and mortgage loans to finance housing construction, or investments in the share capital of domestic companies and other uses envisaged by current regulations.

          a.3) The Ordinary Shareholders' Meeting held on September 30, 2003, approved the creation of a Global Program for the issuance and re-issuance of ordinary negotiable obligations, not convertible into shares, subordinated or not, secured or unsecured, for a maximum face amount of US$ 2,000,000 thousand or its equivalent in any other currency, outstanding at any time during the life of the Program, for a maximum term of five years counted as from the authorization of the Program by the C.N.V., which took place on December 29, 2003, pursuant to Resolution No. 14,708, or for any other longer term the C.N.V. may authorize pursuant to regulations.

          On April 23, 2004, through Resolution No. 14,773 the C.N.V. authorized the issuance of ordinary senior and subordinated negotiable obligations, not convertible into shares, for a total face value of up to US$ 1,400,000 thousand or its equivalent in other currencies.

          The net proceeds of the negotiable obligations issued under the Program were used to refinance foreign debt, in accordance with Section. 36 of the Negotiable Obligations Law, Argentine Central Bank regulations, and other applicable regulations.

          The Ordinary and Extraordinary Shareholder's Meeting held on April 27, 2006 ratified and renewed the powers invested in the Board of Directors regarding this program.

          As of March 31, 2007, Banco de Galicia y Buenos Aires S.A., had the following negotiable obligations outstanding under this Program:

          Ordinary negotiable obligations:

                                     Residual face value
                                       (in thousands of                                     Issue authorized
            Date of issue                    US$)                 Term        Rate            by the C.N.V.
          ------------------   ------------------------------   --------    --------   -------------------------
          05.18.04                                    464,802     (1)          (*)         12.29.03 and
                                                                                           04.27.04
          05.18.04                                    264,629     (2)          (#)         12.29.03 and
                                                                                           04.27.04

          (1) The principal of the Negotiable Obligations Due 2014 shall be amortized semi-annually, beginning January 1, 2010, in installments equal to 11.11% of the original principal amount, until their due date, January 1, 2014, when the remaining 11.12% of the original principal is due. As of March 31, 2007 and December 31, 2006, Grupo

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 11: (Continued)

          Financiero Galicia S.A. had Negotiable Obligations for a face value of US$ 102,200 and US$ 107,000 thousand, respectively.
          (2) The principal of the Negotiable Obligations Due 2010 shall be amortized semi-annually, beginning July 1, 2006, in installments equal to 12.5% of the original principal amount, until their due date, January 1, 2010, when the remaining 12.5% of the original principal is due.
          (*) Interest shall accrue as from January 1, 2004, at a 3% annual fixed rate, which increases by 1% each year until an annual rate of 7% is reached, which shall apply from January 1, 2008 up to but not including January 1, 2014.
          (#) The interest rate established for the period from January 1, 2007 to June 30, 2007 is of 8.86688% (6-month Libor: 5.36688% plus 3.5%).

          Subordinated negotiable obligations:

                                     Residual face value
                                       (in thousands of                                     Issue authorized
            Date of issue                    US$)                 Term        Rate            by the C.N.V.
          ------------------   ------------------------------   --------    --------    -------------------------
          05.18.04                                  253,058(*)        (1)         (2)         12.29.03 and
                                                                                              04.27.04

          (*) Includes US$ 5,455 thousand, US$ 5,592, thousand, US$ 5,731 thousand, US$ 5,875 thousand and US$ 6,021 and US$ 6,172 thousand, payment-in-kind (by means of Negotiable Obligations Due 2019) interest due on July 1, 2004, January 1, 2005, July 1, 2005, January 1, 2006,
          July 1, 2006, and January 1, 2007, respectively. As of March 31, 2007 Grupo Financiero Galicia S.A. holds no Subordinated Obligations 2019. As of December 31, 2006, the Company held Subordinated Negotiable Obligations for a face value of US$ 4,281.93 thousand, which include capitalized interest on the new Subordinated Negotiable Obligations.
          (1) These obligations will be fully amortized upon maturity, on January 1, 2019, unless their principal is previously redeemed at par, plus unpaid accrued interest and additional amounts, if any, fully or partially at the issuer's option at any time, after all the negotiable obligations due in 2014 and 2010 have been fully repaid.
          (2) Interest on the Negotiable Obligations Due 2019 shall be payable in cash and in additional Negotiable Obligations Due 2019, semi-annually in arrears, on January 1 and July 1 of each year, commencing on July 1, 2004. The Negotiable Obligations Due 2019 shall accrue interest payable in cash at an annual fixed rate of 6%, from January 1, 2004 up to but not including January 1, 2014. Such interest rate increases to 11% per annum from 1 January 2014 up to but not including January 1, 2019, the maturity date of the Negotiable Obligations Due 2019, unless they are previously redeemed. Interest payable in kind will accrue at an annual fixed rate of 5%, beginning on January 1, 2004, and will be payable on January 1, 2014 and January 1, 2019.

          a.4) The Ordinary Shareholders' Meeting, held on April 28, 2005, approved the creation of a Global Program for the issuance and re-issuance of ordinary negotiable obligations, not convertible into shares, subordinated or not, adjustable or not, secured or unsecured, for a maximum face amount of $ 1,000,000, or its equivalent in any other currency, outstanding at any time during the life of the Program, for a maximum term of five years counted as from the authorization of the Program by the C.N.V., or for any other longer term the C.N.V. may authorize pursuant to regulations.

          On September 15, 2005, the Board of Directors of Banco de Galicia y Buenos Aires S.A. resolved that the U.S. dollars was the currency to determine the amount of the Program, at Argentine Central Bank reference exchange rate as of September 14, 2005 (US$ 1 = $ 2.9193) which resulted in a rounded off total Program amount of US$ 342,500 thousand. Likewise, the Board of Directors established the remaining terms and conditions for the issuance and re-issuance of ordinary negotiable obligations, under the Program, which was approved by the C.N.V. through Resolution No. 15,228 dated November 4, 2005.

          The Ordinary Shareholder's Meeting held on April 26, 2007 ratified and renewed the powers invested in the Board of Directors regarding this program.

          As of March 31, 2007, the total balance of negotiable obligations, including principal and interest, amounts to $3,222,204, net of expenses.

          As of December 31, 2006, the total for the same caption amounted to $ 3,368,044.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 11: (Continued)

          b) COMPANIES CONTROLLED BY BANCO DE GALICIA Y BUENOS AIRES S.A. - ISSUANCE OF NEGOTIABLE OBLIGATIONS

          In addition to Banco de Galicia y Buenos Aires S.A., its consolidated entities have the following negotiable obligations outstanding:

          a) Banco Galicia Uruguay S.A.

          As of March 31, 2007 and December 31, 2006:

                                  Residual face value
            Date of issue       (in thousands of US$)        Term         Rate
          ------------------   -------------------------   ----------   ------------
               08.31.03                            8,924      9 years            7%
               08.31.03                              559      5 years            2%
               10.17.06                           44,799(*)   5 years            2%

          (*) In addition, Grupo Financiero Galicia S.A. holds Negotiable Obligations issued on 10.17.06 for a FV of U$S 1,042 thousand.

          b) Tarjetas Regionales S.A.

          The companies controlled by Tarjetas Regionales S.A. have the following series of negotiable obligations outstanding, issued in order to finance their operations:

                   Conditions              Tarjeta Naranja S.A.         Tarjeta Naranja S.A.
          -----------------------------   ---------------------   -----------------------------
          Series No.                            Class I                      Class II
          Currency of issue                    Pesos ($)          U.S. dollars (US$) which were
                                                                     converted into Pesos ($)
                                                                    pursuant to issuance terms
                                                                          and conditions
          Placement date                        12.14.05                     06.14.06
          Maturity date                         12.14.07                     12.14.08
          Term                                  24 months                    30 months
          Rate                                 Maximum 20%          Fixed 17% nominal annual
                                               Minimum 8%
          Face value                                     40,781                          80,150(*)
          Residual value as of 03.31.07                  40,781                          80,150
          Residual value as of 12.31.06                  40,781                          80,150

          (*) Tarjeta Naranja S.A. issued and placed its Class II Negotiable Obligations for a total amount of US$ 26,000 thousand, which, as specified by the terms and conditions of the new securities, were converted into $ 80,150. Investors assume the exchange-rate risk since amortization and interest services are calculated based on principal amounts in pesos converted into U.S. dollars-denominated payments on each payment date.

                   Conditions               Tarjeta Naranja S.A.         Tarjeta Naranja S.A.
          -----------------------------   -----------------------    -----------------------------
          Series No.                            Class III                      Class IV
          Currency of issue                    U.S. dollars          U.S. dollars (US$) which were
                                                  (US$)                 converted into Pesos ($)
                                                                       pursuant to issuance terms
                                                                             and conditions
          Placement date                         09.15.06                    11.29.06
          Maturity date                          09.10.07                    11.29.11
          Term                                   360 days                    60 months
          Rate                            Fixed 7% nominal annual      Fixed 15.5% nominal annual
          Face value                                       30,519(**)                      307,900(***)
          Residual value as of 03.31.07                    30,898                          307,900
          Residual value as of 12.31.06                    30,519                          307,900

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 11: (Continued)

          (**) Tarjeta Naranja S.A. issued and placed its Class III Negotiable Obligations for a total amount of US$ 9,967 thousand, which, as specified by the terms and conditions of the new securities, were converted into $ 30,938 and shall be payable in U.S. dollars.
          (***) Tarjeta Naranja S.A. issued and placed its Class IV Negotiable Obligations for a total amount of US$ 100,000 thousand, which, as specified by the terms and conditions of the new securities, were converted into $ 307,900. The risk associated to the exchange rate is borne by the investor since capital and interest services are calculated based on the capital amount in pesos converted to dollars on each payment date.

                    Conditions                  Tarjetas Cuyanas S.A.
          ------------------------------   ------------------------------
          Series No.                                    XVII
          Currency of issue                          Pesos ($)
          Placement date                              12.11.06
          Maturity date                               07.10.07
          Term                                        210 days
          Rate                                  12.46% fixed during
                                                  the whole period
          Face value                                               34,613
          Residual value as of 03.31.07                            34,613
          Residual value as of 12.31.06                            34,613

NOTE 12:  MINIMUM CAPITALS

          Grupo Financiero Galicia S.A. is not subject to the Minimum capital requirements established by the Argentine Central Bank.

          In addition, Grupo Financiero Galicia S.A. meets the minimum capital requirement established by the Corporations Law, which amount to $ 12.

          Pursuant to Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. is required to maintain a minimum capital, which is calculated by weighting the risks related to assets and to the balances of bank premises and equipment and miscellaneous and intangible assets.

          As called for by Argentine Central Bank regulations, as of March 31, 2007 and December 31, 2006, the Minimum capital requirements were as follows:

                                                                                    Payment of capital as a %
               Maturity            Capital required         Computable capital     of the capital requirement
          ------------------   -------------------------   --------------------   ------------------------------
               03.31.07                        1,249,713              1,740,370                           139.26
               12.31.06                        1,084,313              1,861,559                           171.68

          Communique "A" 3911 and supplementary regulations established that, as from January 1, 2006, the total exposure of financial institutions to the non-financial public sector must not exceed 40% of their total assets and as from July 1, 2007, 35%.

          According to said Communique, Banco de Galicia y Buenos Aires S.A. has presented the appropriate adjustment plan, which has been accepted by the Argentine Central Bank on February 28, 2006.

          As of March 31, 2007, Banco de Galicia y Buenos Aires S.A. is in compliance with the guidelines committed to in said plan.

          Also, immaterial non-compliance instances of the regulations on credit limits have been recorded which, in turn, generated an increase in the minimum capital required to cover credit risk.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 13:  CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

          Law No. 24485 and Decree No. 540/95 established the creation of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

          The National Executive Branch through Decree No. 1127/98 dated September 24, 1998 extended this insurance system to demand deposits and time deposits of up to $ 30 denominated either in pesos and/or in foreign currency.

          This system does not cover deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by parties related to Banco de Galicia y Buenos Aires S.A., either directly or indirectly, deposits of securities, acceptances or guarantees and those deposits set up after July 1, 1995 at an interest rate exceeding the one established regularly by the Argentine Central Bank based on a daily survey conducted by it.

          Also excluded are those deposits whose ownership has been acquired through endorsement and those placements made as a result of incentives other than the interest rate. This system has been implemented through the creation of the Deposit Insurance Fund ("FGD"), which is managed by a company called Seguros de Depositos S.A. (SEDESA). The shareholders of SEDESA are the Argentine Central Bank and the financial institutions, in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the fund.

          As from January 1, 2005, the Argentine Central Bank set this contribution at 0.015% per month.

          As of March 31, 2007, the standard contribution to the Deposits Insurance System amounted to $ 323,213, $ 4,672 of which corresponded to the period.

NOTE 14:  RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

          In the case of Banco de Galicia y Buenos Aires S.A., Argentine Central Bank regulations regulations require that 20% of the profits shown in the Income Statement at the fiscal year end, plus (less) prior fiscal year adjustments, be allocated to the legal reserve.

          This proportion applies regardless of the ratio of legal reserve to capital stock. Should the legal reserve be used to absorb losses, earnings shall be distributed only if the value of the legal reserve exceeds 20% of the capital stock plus the capital adjustment.

          Through communiques "A" 4589 and "A" 4591 the Argentine Central Bank modified the criteria for distribution of profits by financial entities. According to the new scheme, profits can be distributed as long as results are positive after deducting from retained earnings the reserves that may be legally and statutory required, as well as the following items: the difference between the book value and the market value of a financial institution's portfolio of public sector assets, the amount of the asset representing the losses from lawsuits related to deposits and any adjustments required by the external auditors or the Argentine Central Bank not having been recognized.

          In addition, to be able to distribute profits, a financial institution must comply with the capital adequacy rule, with the minimum capital requirement and the regulatory capital calculated. Which the only purpose of determining its ability to distribute profits, by deducting from its assets and retained earnings all the items mentioned in the paragraph above, as well as the asset recorded in connection with the minimum presumed income tax and the amounts allocated to the repayment of long-term debt instruments computable as core capital pursuant to Communique "A" 4576.

          In addition, in such calculation, a financial institution will not be able to compute the temporary reductions in the capital required to cover the exposure to the public sector (alfa 1), as well as any other regulatory forbearance that the Argentine Central Bank may provide, affecting minimum capital requirements, computable regulatory capital or a financial institution's capital adequacy, and the amount of profits that it wishes to distribute.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 14: (Continued)

          Profit distribution will require the prior authorization of the Argentine Central Bank, which intervention will have the purpose of verifying that the aforementioned requirements have been fulfilled.

          Loan agreements entered into by Banco de Galicia y Buenos Aires S.A. as part of its foreign debt restructuring limit the Bank's ability to directly or indirectly declare or pay dividends, or make distributions in relation to shares of common stock, except for stock dividends or distributions. It was also established that such restriction will not apply to dividends paid to said Entity by a consolidated subsidiary.

          Notwithstanding this, those agreements contemplate that Banco de Galicia y Buenos Aires S.A. may directly or indirectly declare or pay dividends, and may permit its subsidiaries to do so, if: (i) no default or event of default has taken place and continues to take place immediately before and after such payment has been made; (ii) the total outstanding Senior Debt were to be equal to or less than fifty percent (50%) of the amount of originally issued total Senior Debt ; and (iii) the Bank were to repay two U.S. dollars (US$ 2) of Long-Term Debt principal for each U.S. dollars (US$ 1) paid as dividends."

          The shareholders of Tarjeta Naranja S.A., ratifying the decision made by the Board of Directors set forth the following policy for the distribution of dividends: a) to keep accrued results corresponding to fiscal years prior to 2005 under retained earnings and, therefore, not to distribute them as dividends, and b) to set as maximum limit for the distribution of dividends 25% of realized and liquid profits for each fiscal year as from fiscal year 2005. These restrictions shall remain in force until the company's shareholder's equity is below $ 300,000.

          Also, the company agreed, pursuant to the terms and conditions of the Class II and IV Negotiable Obligations, not to distribute profits exceeding 50% of net income accrued during the fiscal year closest to the distribution date, for which financial statements are available.

          In addition, Tarjeta Naranja S.A. has entered into a credit agreement with certain financial institutions thereby committing not to distribute or pay dividends for an amount higher than 25% of retained earnings and not to make any distribution whatsoever if failing to comply with any of its obligations thereof.

NOTE 15: NATIONAL SECURITIES COMMISSION (C.N.V.)

          RESOLUTION NO. 368/01
          As of March 31, 2007, Banco de Galicia y Buenos Aires S.A.'s equity exceeds that required by Chapter XIX, items 4 and 5 of C.N.V. Resolution No. 368/01 to act as an over-the-counter broker. Furthermore, in compliance with Section 32 of Chapter XI of that resolution, in its capacity as depository of the mutual funds "FIMA ACCIONES", "FIMA P.B. ACCIONES," "FIMA RENTA EN PESOS," "FIMA RENTA EN DOLARES," "FIMA AHORRO PESOS," "FIMA MIX," "FIMA RENTA CORTO PLAZO," "FIMA MONEY MARKET EN PESOS LIQUIDADO," "FIMA NUEVO RENTA EN DOLARES," "FIMA GLOBAL ASSETS," "FIMA RENTA LATINOAMERICANA," "FIMA PREMIUM" and "FIMA OBLIGACIONES NEGOCIABLES," as of March 31, 2007, Banco de Galicia y Buenos Aires S.A. holds a total of 687,843,515 units under custody for a market value of $ 545,856, which is included in the "Depositors of Securities held in Custody" account.

          As of December 31, 2006, the securities held in custody by the Bank totaled 617,876,327 units and their market value amounted to $ 480,033.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 16:  ISSUES DERIVED FROM THE SYSTEMIC CRISIS OF LATE 2001

          16.1 - DEPOSITS WITH THE FINANCIAL SYSTEM - LEGAL ACTIONS REQUESTING PROTECTION OF CONSTITUTIONAL GUARANTEES
          As a result of the provisions of Decree No. 1570/01, Law No. 25561, Decree No. 214/02 and concurrent regulations, and as a result of the restrictions on cash withdrawals and of the measures that established the pesification and restructuring of foreign-currency deposits, since December 2001, a significant number of claims have been filed against the National State and/or financial institutions, formally challenging the emergency regulations and requesting prompt payment of deposits in their original currency. The emergency regulations have been declared unconstitutional by most lower and upper courts. As of March 31, 2007, the court orders received by Banco de Galicia y Buenos Aires S.A. requiring the reimbursement of deposits in foreign or Argentine currency, at the free-market exchange rate, amounted to $ 11,993 and US$ 646,486 thousand. In compliance with those court orders, as of the same date, the Bank has paid the amounts of $ 1,170,796 and US$ 111,224 thousand to reimburse deposits, in pesos and in foreign currency.

          The difference between the amounts paid as a result of the abovementioned court orders and the amount resulting from converting deposits at the $ 1.40 per U.S. dollars exchange rate, adjusted by the CER and interest accrued up to the payment date, which amounted to $ 690,440 and $ 688,390, as of March 31, 2007 and December 31, 2006,
          respectively, has been recorded under "Intangible Assets". Residual values as of said dates total $338,773 and $367,221, respectively. Banco de Galicia y Buenos Aires S.A. has repeatedly reserved its right to make claims, at suitable time, in view of the negative effect caused on its financial condition by the reimbursement of deposits originally denominated in dollars, pursuant to orders issued by the Judicial Branch, either in U.S. dollars or in pesos for the equivalent amount at the market exchange rate, since compensation of this effect was not included by the National Government in the calculation of the compensation to financial institutions. The method of accounting for such right as a deferred loss, set forth by Argentine Central Bank regulations, does not affect its existence or legitimacy. To such effect, the Entity has reserved the corresponding rights.

          On December 30, 2003, Banco de Galicia y Buenos Aires S.A. formally requested to the National Executive Branch, with a copy to the Ministry of Economy ("MECON") and to the Argentine Central Bank, the payment of the due compensation for the losses incurred that were generated by the "asymmetric pesification" and especially for the negative effect on its financial condition caused by court decisions. Banco de Galicia y Buenos Aires S.A. has reserved its right to further extend such request in order to encompass losses made definitive by new final judgments.

          On December 27, 2006, the Argentine Supreme Court of Justice (the "Supreme Court") ruled on the case named "Massa c/ Estado Nacional y Bank Boston" and decided that the sued bank should fulfill its obligation to reinstate a deposit made in U.S. dollars subject to emergency regulations, paying the original amount converted into pesos at the exchange rate of $ 1.40 per dollar, adjusted by CER until the payment day, with a 4% annual interest and calculating the amounts paid based on preliminary injunctions other reasons such as payments on account.

          On March 20, 2007 Supreme Court ruled, in the case of "EMM S.R.L. c/ Tia S.A." that Decree No. 214/2002 does not apply to judicial deposits, and that such deposits must be reimbursed to the depositors in their original currency.

          It is expected that said decisions by the Supreme Court of Justice will be strongly followed in similar cases to be heard by the lower courts.

          Management continuously monitors and analyses the implications of such ruling to similarly situated cases.

          It is worth mentioning that during, as well as in the current one, Banco de Galicia y Buenos Aires S.A. has noticed that the number of legal actions filed by customers requesting the reimbursement of deposits in their original currency has decreased significantly, which has reduced the risk of worsening this problem in the future.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 16: (Continued)

          16.2 - CLAIMS DUE TO FOREIGN EXCHANGE DIFFERENCES ARISING FROM THE REPAYMENT OF FINANCIAL ASSISTANCE DURING FOREIGN-EXCHANGE MARKET HOLIDAYS IN JANUARY 2002.
          During December 2001, Banco de Galicia y Buenos Aires S.A. received financial assistance in pesos from the Argentine Central Bank to face a temporary liquidity shortage. This financial assistance was repaid by using the funds, in U.S. dollars, provided by the Bank Liquidity Fund, on January 02 and 04, 2002.

          On the day those funds were credited, the Argentine Central Bank had declared a foreign-exchange market holiday. On January 06, 2002, before the market was reopened, Law No. 25561 was enacted, which repealed the convertibility system and established a new exchange rate of $ 1.40 per U.S. dollars.

          As a result of the aforementioned regulations, during the foreign-exchange market holiday, no foreign currency could be traded.

          As a result, the U.S. dollars funds credited by the Bank Liquidity Fund on January 02 and 04, 2002, remained in U.S. dollars until the reopening of the market.

          On that date, and in accordance with the regulations in force, the U.S. dollars was sold at $1.40.

          For this reason, when the Argentine Central Bank applied US$ 410,000 thousand to the settlement of the financial assistance granted to the Bank, it should have cancelled US$ 410,000 thousand times 1.40, that is, the amount of $ 574,000.

          This has infringed the guarantee of inviolability of private property and equal treatment before the law.

          Banco de Galicia y Buenos Aires S.A. considers that the $ 164,000 difference will have to be reimbursed to the Bank, dated January 2002, or that an equivalent restoration of its equity should be considered.

          The Bank has a claim outstanding before the Argentine Central Bank. to recover the above-mentioned amount. Such right has not been accounted for in these financial statements.

          16.3 - COMPENSATION TO FINANCIAL INSTITUTIONS
          Section 7 of Decree No. 214/02, the issuance of a bond payable by the National Treasury to compensate the imbalance created in the financial system by the devaluation of the peso and the asymmetric pesification of assets and liabilities.

          In June, 2002, Decree No. 905/02, in its Sections 28 and 29, established the methodology for calculating the amount of compensation, granting a Compensatory Bond to compensate the losses that resulted from the asymmetric pesification of assets and liabilities, and a Hedge Bond to compensate for the currency gap that resulted from the mandatory pesification of part of the assets and liabilities.

          After a thorough verification process performed by the Argentine Central Bank, it was established that the final compensation to be paid to Banco de Galicia y Buenos Aires S.A. amounts to US$ 2,178,030 thousand of face value of BODEN 2012.

          In December 2006, credited in favor of Banco de Galicia y Buenos Aires S.A. Boden 2012 for a FV of US$ 1,154,955 thousand, at their residual value in force of 75% and US$ 406,775 thousand for pass due amortization and interest as a partial compensation for the negative net position in foreign currencies as of December 31, 2001, pursuant to the provisions of Decree No. 905/02 sections 28 and 29 ( 90.8% of the Hedge Bond).

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)
NOTE 16: (Continued)

          The execution of the advance was carried out under the conditions set forth in Resolution No. 237/06 of the Argentine Central Bank, i.e. excluding the settlement of pass due amortization and interest coupons through the application of assets granted as collateral. Therefore, the valuation of such assets and that of the securities mentioned in the following paragraph, pursuant to the "present value" criterion set forth by the Argentine Central Bank, generated a decrease in their book value of $109,086 as of December 31, 2006.

          On December 13, 2006, Banco de Galicia y Buenos Aires S.A. requested to the Argentine Central Bank the advance set forth in section 29 subsection g) of the abovementioned decree in order to fund the acquisition of the remainder of the Hedge Bond for US$ 116,797 thousand of FV of Boden 2012 and the simultaneous settlement of such liability on the date of its execution by means of $ 163,.516 of face value of Bogar granted as collateral.

          In February 2007, since this request has not been granted, Banco de Galicia y Buenos Aires S.A. requested to the Argentine Central Bank the acquisitions of these securities in cash as well as the simultaneous release of the assets allocated as collateral. Based on said decision, the valuation of said assets pursuant to Communique "A" 3911 and supplementary regulations for assets not allocated as collateral, generated a $ 31,960 reduction in the book value.

          Through a note dated March 30, 2007, the Argentine Central Bank informed to Banco de Galicia y Buenos Aires S.A. that the Boden 2012 had to be acquired through a swap for Secured Loans, in accordance with the direct swap alternative set forth in the second to last paragraph of the abovementioned section of Decree No. 905/02. Thus, on April 9, 2007 Banco de Galicia y Buenos Aires S.A. requested the acquisition of such Boden through a swap of $ 115,925 of face value of Secured Loans. The swap for public sector assets instead of the abovementioned advance, caused a $32,794 increase in the acquisition cost of the remaining Hedge Bond, effect that has been recognized in these financial statements.

          This transaction was completed on April 24, 2007.

          The amount of the Hedge Bond pending receipt as of March 31, 2007, is recorded under "Other Receivables Resulting from Financial Brokerage - In Foreign Currency - Compensation to be Received from the National Government" for $ 409,110.

          16.4. - SITUATION OF BANCO GALICIA URUGUAY S.A.
          Banco Galicia Uruguay S.A. after having been affected by the economic crisis of late 2001, in December 2002, restructured its deposits with a high degree of participation by its depositors. Subsequently, the bank implemented various voluntary exchanges of restructured deposits, which allowed it to significantly reduce such liabilities.

          The Uruguayan authorities resolved to maintain the authorization to operate granted to Banco Galicia Uruguay S.A. by the Executive Branch and withdraw the authorization to act as a commercial bank.

          As of March 31, 2007 the principal amount of the restructured liabilities (time deposits and negotiable obligations) was $ 352,630 and Galicia Uruguay had settled the installments corresponding to the payment schedule. As of such date, the shareholders' equity amounts to $129,362 and it is estimated that the cash flows of this company's assets (mainly credits) shall exceed, in all of the payment periods of the restructuring agreement, the obligations resulting from such agreement.

          On February 22, 2007, through Resolution D/74/2007, the Central Bank of Uruguay decided to lift the intervention of Banco Galicia Uruguay S.A., thus reinstating its authorities.

          16.5 - REPURCHASE OF RESTRUCTURED FOREIGN DEBT
          During February 2007, Banco de Galicia y Buenos Aires S.A. repurchased part of the debt originated in the debt restructuring completed in May 2004 that was instrumented as loans. Banco de Galicia Y Buenos Aires S.A. repurchased loans maturing in 2010 and in 2014 for an aggregate residual amount

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 16:  (Continued)

          of US$ 178,794. These transactions were carried at market value thus generating an US$ 6,942 thousand profit with respect to the loans book value.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 16:  (Continued)

          The repurchase was funded through the sale of Boden 2012 bonds in the market, which generated a loss of approximately US$8,860 thousand due to the difference between the market price and the book value of such bonds.

NOTE 17: CONTRIBUTIONS TO THE BANK EMPLOYEES' SOCIAL SERVICES INSTITUTE (the "ISSB")

          The 2% contribution on interests and fees received by Banks established by Section 17, paragraph f), of Law No. 19,322, was reduced to 1% as from July 1, 1996, and finally eliminated by Decrees No. 263/96 and 915/96 on July 1, 1997. In addition, Decree No. 336/98 dated March 26, 1998, of the National Executive Branch, confirmed the elimination of the Bank Employees' Social Services Institute (ISSB) and the creation of a new institution called Bank Employees' Health Care System (OSBA), which was not the successor of the ISSB.

          In April 1998, OSBA filed a final claim against Banco de Galicia y Buenos Aires S.A. claiming to be the successor of the ISSB; in response to this, Banco de Galicia y Buenos Aires S.A. brought legal action calling for a stay before the Federal Court of First Instance on Social Security Matters No. 5, requesting that a resolution be issued stating that this contribution had been repealed, and that OSBA was not the successor of the ISSB. Also, it requested a preliminary injunction, which was granted, which prevents OSBA from bringing legal action or making verifications on the grounds of Section 17, clause f) of Law No. 19,322 until a final judgment is issued. The preliminary injunction was confirmed. The lower and upper courts rendered a judgment stating that OSBA was not the successor of ISSB and that, therefore, it was not entitled to claim or collect said contribution. This is a final judgment and has already been confirmed.

          In addition, OSBA has brought a declaratory judgment action before the federal administrative litigation jurisdiction against all institutions in the financial system, claiming annulment of the decrees that eliminated the contribution to said institution. Considering that a risk exists as to the interpretations that courts may make of this dispute, Banco de Galicia y Buenos Aires S.A. has agreed to seek an agreement on those disputed or doubtful rights, without this involving any recognition of rights, against OSBA's abandonment of the abovementioned legal action and of any other judicial and/or administrative action, whether filed or that may be filed in the future, in connection with this issue. This agreement has been approved by the Federal Court of First Instance on Administrative Litigation No. 4 in the case identified above, which represents a limitation of the potential risk an unfavorable resolution would entail.

NOTE 18:  SETTING UP OF FINANCIAL TRUSTS:

          a) Financial trusts with Banco de Galicia y Buenos Aires S.A. acts as trustee in force at period end:

                 Conditions                   Galtrust I             Galtrust II            Galtrust V
          ---------------------------    --------------------   ---------------------  ---------------------
          Constitution date                   10.13.00                12.17.01                12.17.01
          Maturity date                       10.10.15                12.10.10                01.10.16
          Trustee                           First Trust of         First Trust of         First Trust of
                                            New York N.A.          New York N.A.          New York N.A.
          Rate (*)                        C.E.R. + 10% T.N.A.   C.E.R. + 9.75% T.N.A.  C.E.R. + 9.75% T.N.A.
          Trust assets                    Loans to provincial      Mortgage loans          Mortgage loans
                                             governments
          Total portfolio transferred        Thousands of           Thousands of           Thousands of
                                           US$ 490,224 (***)         US$ 61,191             US$ 57,573
            "A" Debt securities             FV thousands of        FV thousands of        FV thousands of
                                              US$ 100,000            US$ 45,000             US$ 42,000
            "B" Debt securities             FV thousands of                -                     -
                                              US$ 200,000
          Participation Certificates        FV thousands of        FV thousands of        FV thousands of
                                              US$ 200,000            US$ 16,191              US$ 15,573
          Book value as of 03.31.07(**)             $ 582,820                 $ 7,861               $ 16,948
          Book value as of 12.31.06(**)             $ 571,582                 $ 7,683               $ 16,457

          (*)  Only applicable to debt securities.
          (**) Includes Participation certificates and/or "A"or "B" Debt
               Securities, as appropriate.
          (***)The remaining US$ 9,776 thousand was transferred in cash.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 18:  (Continued)

                                                              Galicia Hipotecas      Creditos Inmobiliarios
                 Conditions                  Galicia             Comerciales               Galicia I
          ---------------------------   -----------------   ----------------------   ----------------------
          Constitution date                 04.16.02               02.22.05                 08.17.05
          Maturity date                     05.06.32               07.12.13                 03.15.15
          Trustee                        Bapro Mandatos y     Deutsche Bank S.A.       Deutsche Bank S.A.
                                          Negocios S.A.
          Rate (*)                        C.E.R. + 4%        C.E.R. + 0.05% T.N.A.   Minimum 8% T.N.A. and
                                                                                       maximum 18% T.N.A.
          Trust assets                    Secured loans      Commercial mortgage         Mortgage loans
                                                                   loans
          Total portfolio transferred           $ 108.000                 $ 29.059                 $ 91,000
          "A" Debt securities                           -              FV $ 24,119              FV $ 72,800
          "B" Debt securities                           -                        -                        -
          Participation Certificates         FV $ 108,000               FV $ 4,940              FV $ 18,200
          Book value as of 03.31.07(**)          $ 60,386                  $ 5,708                 $ 19,047
          Book value as of 12.31.06(**)          $ 58,159                  $ 6,892                 $ 18,776

          (*)  Only applicable to debt securities.
          (**) Includes Participation certificates and/or "A"or "B" Debt
               Securities, as appropriate.

                  Conditions              Galicia Personales II        Galicia Personales III    Galicia Personales IV
          ---------------------------   ---------------------------   -------------------------  ---------------------
          Constitution date                     01.25.06                     05.16.06                 01.17.07
                                            09.15.07 (Estimated         09.15.07 (Estimated       03.15.09 (Estimated
                                            date of Class B Debt        date of Class B Debt      date of Class A Debt
                                                Securities)                 Securities)              Securities)
          Maturity dat                     11.15.09 (Estimated         03.15.11 (Estimated       07.15.09 (Estimated
                                           date of Participation       date of Participation        date of Class B
                                                Certificates)               Certificates)           Debt Securities)
                                                                                                  10.15.11 (Estimated
                                                                                                 date of Participation
                                                                                                     Certificates)
          Trustee                           Deutsche Bank S.A.           Deutsche Bank S.A.        Deutsche Bank S.A.
                                        The highest rate between:     The highest rate between:     Class "A" Debt
                                        Badlar for time deposits      Badlar for time deposits    Securities, Minimum
                                        of 30 to 35 days and of       of 30 to 35 days and of         10.5% T.N.A
          Rate (*)                      more than one million pesos   more than one million        maximum 20% T.N.A
                                        variation percentage          pesos variation               Class "B" Debt
                                        expressed as T.N.A up to      percentage expressed        Securities, Minimum
                                        maximum of 21%                as T.N.A                        11.5% T.N.A
                                                                                                  Maximum 21% T.N.A
          Trust assets                        Consumer loans                Consumer loans           Consumer loans
          Total portfolio transferred                      $ 97,367                   $ 100,000              $ 100,000
          "A" Debt securities                           FV $ 77,893                 FV $ 85,000          F.V. $ 85,000
          "B" Debt securities                            FV $ 9,737                  FV $ 7,500           F.V. $ 8,000
          Participation Certificates                     FV $ 9,737                  FV $ 7,500           F.V. $ 7,000
          Book value as of 03.31.07(**)                    $ 22,131                    $ 14,423                $ 9,273
          Book value as of 12.31.03(**)                    $ 21,155                    $ 13,355                      -

          (*)  Only applicable to debt securities.
          (**) Includes Participation certificates and/or "A"or "B" Debt
               Securities, as appropriate.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 18: (Continued)

                                        Creditos Inmobiliarios      Galicia Prendas
                 Conditions                  Galicia II              Comerciales I           Galicia Leasing I
          ---------------------------   ----------------------   ----------------------   ----------------------
          Constitution date                    10.12.05                07.03.06                 09.22.06
                                                                  05.15.09 (Estimated      11.15.07 (Estimated
                                                                  date of Class B Debt     date of Class A1 Debt
                                                                      Securities)             Securities)
          Maturity date                        12.15.25           02.15.11 (Estimated     07.15.09 (Estimated
                                                                  date of Participation      date of Class A2
                                                                      Certificates)          Debt Securities)
                                                                                           11.15.09 (Estimated
                                                                                           date of Class B Debt
                                                                                               Securities)
                                                                                           05.15.11 (Estimated
                                                                                             of Participation
                                                                                              Certificates)
          Trustee                         Deutsche Bank S.A.       Deutsche Bank S.A.       Deutsche Bank S.A.
                                                                      Class "A" Debt           Class "A" Debt
                                                                  Securities, Minimum      Securities, Minimum
                                                                      10.5% T.N.A              10.5% T.N.A
          Rate (*)                      Minimum 8% T.N.A. and     Maximum 20% T.N.A        Maximum 20% T.N.A
                                          maximum 18% T.N.A.      Class "B" Debt           Class "B" Debt
                                                                  Securities, Minimum      Securities, Minimum
                                                                      11.5% T.N.A              11.5% T.N.A
                                                                   Maximum 21% T.N.A        Maximum 21% T.N.A
          Trust assets                      Mortgage loans             Pledge loans       Assets under financial
                                                                                                 leases
          Total portfolio transferred                $ 150,000                 $ 86,623               $ 150,000
          "A" Debt securities                     FV $ 109,000              FV $ 73,629            FV $ 127,500
          "B" Debt securities                                -               FV $ 6,930             FV $ 12,000
          Participation Certificates               FV $ 41,000               FV $ 6,064             FV $ 10,500
          Book value as of 03.31.07                   $ 44,166                 $ 12,438                $ 21,287
          (**)
          Book value as of 12.31.06                    $ 43,347                 $ 12,409                $ 20,653
          (**)

          (*) Only applicable to debt securities.
          (**)Includes Participation certificates and/or "A" or "B" Debt
              Securities, as appropriate.

          b) Financial trusts received as loan repayment:

                    Conditions                         Hydro I
          ------------------------------   ------------------------------
          Constitution date                           10.12.05
          Maturity date                               09.05.17
          Trustor                              Consorcio de Empresas
                                                  Mendocinas para
                                                  Potrerillos S.A.
          Trustee                                Banco de Galicia y
                                                  Buenos Aires S.A.
                                                  Loans for power
                                                  supply, loans for
          Trust assets                          subsidies, royalties
                                                   and interests
                                                  7% T.N.A. until
                                                  09.05.06 and
          Rate (*)                              thereafter, variable
                                                  T.N.A. equal to
                                                  T.E.C. + 5% (**)
                                                  Class "B" debt
          Securities received by                     securities
          B.G.B.A                                   FV $ 25,523
          Book Value as of 03.31.07                   25,063
          Book value as of 12.31.06                   25,094

          (*) Only applicable to debt securities.
          (**) T.E.C. stands for adjusted survey rate.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 18:  (Continued)

          c) Banco de Galicia y Buenos Aires S.A. records as of March 31, 2007 acquired financial trusts

               c1)As investments for $ 815. As of the prior fiscal year's end, these amounted to $1,322.
               c2)in its capacity as underwriter for $ 3,925.

          d) A trust called "BG Financial Trust" was created in December 2005. Banco de Galicia y Buenos Aires S.A. transferred to the trustee ("Equity Trust Company (Argentina) S.A.") 264,426, of loans classified in category "3" or in a lower category, for an amount, net of allowances, of $ 91,290. Banco de Galicia y Buenos Aires S.A. received in exchange cash for an equal amount. The debt securities issued by the trust were fully subscribed by third parties.

          Banco de Galicia y Buenos Aires S.A. has been appointed Trustee and Collection Manager of the trust, thus assuming the a special management commitment that will be enable Banco de Galicia y Buenos Aires S.A. to receive an compensation incentive upon the occurrence of the following: (i) no later than December 31, 2009, the net cash flow affectively collected equals or exceeds the price paid for the transferred portfolio; and (ii) no latter than December 31, 2012, an IRR equal or higher than 18% is reached. In the event the two objectives of the special management commitment fail to be meet, a penalty equal to the deference shall be paid to the trustee.

          e) Tarjeta Naranja S.A.:

                                                                  Tarjeta Naranja Trust II     Tarjeta Naranja Trust III
              Financial trust          Tarjeta Naranja Trust I              (*)
          --------------------------   -----------------------   ---------------------------   -------------------------
          Constitution date                   11.07.05                    02.16.06                     08.15.06
          Maturity date                       05.20.08                    12.20.07                     09.20.08
                                           DS.: "A": Caps:                                          D.S.: "A" Caps:
                                         Minimum: 9% nominal                                     Minimum: 10.5% nominal
                                               annual.                                                 annual.
                                                                    D.S.: "A": C.E.R. Caps:
                                        Maximum: 18% nominal       Minimum: 10.5% nominal
                                               annual                      annual.                Maximum 20% nominal
                                                                                                       annual
          Interest rate                                             Maximum: 20% nominal
                                                                          annual                    D.S.: "B" Caps:
                                           DS.: "B": Caps:
                                         Minimum: 11% nominal        D.S.: "B": Maximum:          Minimum 11% nominal
                                              annual.                21% nominal annual                 annual
                                         Maximum 20% nominal                                      Maximum 21% nominal
                                               annual                                                   annual
          Amount placed                                 94,500                        80,000                     139,342
          Type of fiduciary debt           Debt securities             Debt securities              Debt securities
          Trustee                       Equity Trust Company        Equity Trust Company         Equity Trust Company
                                          (Argentina) S.A.            (Argentina) S.A.             (Argentina) S.A.
          Class "A"                                     80,000                        68,000                     118,441
          Class "B"                                      7,000                         6,000                      10,451
          Participation Certificates                     7,500                         6,000                      10,451

          (*) As regards Tarjeta Naranja Trust II Financial Trust, the company as beneficiary of the "C" Class participation certificates requested to Equity Trust Company (Argentine) S.A (Trustee) that the Trust be early and finally terminated on March 31, 2007.

          As of March 31, 2007, Tarjeta Naranja S.A.'s holdings of Class "B" Debt Securities and Participation Certificates totaled $ 15,641 and $ 24,283, respectively; as of December 31, 2006 its holdings totaled $ 14,711 and $ 34,102, respectively.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 18:  (Continued)

          f) Tarjetas Cuyanas S.A.:

                Financial trust         Tarjeta Nevada II       Tarjeta Nevada III   Tarjetas Cuyanas Trust I
          --------------------------   --------------------    --------------------  ------------------------
          Constitution date                  12.01.04                05.24.05               11.23.05
          Maturity date                      07.22.07                02.25.08               11.15.07
                                       D.S.: "A": CER + 3%
                                        Min. 8% Max. 15%                                 D.S. "A":10.95%
                                              T.N.A.               CER + Margin
          Interest rate                D.S.: "B": CER + 5%       Min. 10% Max. 20%
                                        Min. 10% Max. 20%                               D.S. "B": 13.50%
                                              T.N.A.
          Trustee                      Banco Patagonia S.A.    Banco Patagonia S.A.   Equity Trust Company
                                                                                        (Argentina) S.A.
          Amount placed                              16,000                  25,000                    26,784
          "A" Debt Securities                        12,000                  19,000                    21,427
          "B" Debt Securities                         2,400(*)                    -                     2,678(*)
          Participation Certificates                  1,600                   6,000                     2,679(**)

          (*) As of March 31, 2007, Class "B" Debt Securities have been fully settled.
          (**) As of March 31, 2007 Securities corresponding to the Participation Certificate held by Tarjetas Cuyanas S.A. has been fully settled.

                                         Tarjetas Cuyanas        Tarjetas Cuyanas        Tarjetas Cuyanas
               Financial trust              Trust II                Trust III               Trust IV
          --------------------------   --------------------    --------------------  ------------------------
          Constitution date                  04.04.06                07.14.06                11.01.06
          Maturity date                      02.15.08                07.15.08                11.15.08
          Interest rate                    D.S. "A": 12%          D.S. "A": 10.87%   Badlar plus differential
                                           D.S. "B": 13%          D.S. "B": 12.75%        margin 2.96%
          Trustee                      Equity Trust Company    Equity Trust Company    Equity Trust Company
                                         (Argentina) S.A.        (Argentina) S.A.        (Argentina) S.A.
          Amount placed                              37,680                  22,407                 68,120
          "A" Debt Securities                        30,144                  17,925                 54,495
          "B" Debt Securities                         3,768                   2,241                      -
          Participation Certificates                  3,769                   2,241                 13,625

          As of March 31, 2007 and December 31, 2006 Tarjetas del Cuyana's holdings of participation certificates totaled $ 24,979 and $ 28,570, respectively; no holdings of Class "B" Debt Securities were recorded.

          g) Trusts with Tarjetas del Mar S.A. as trustor:

                                                 Tarjetas del Mar -
                  Financial trust                    Series II
          ------------------------------   ------------------------------
          Constitution date                           10.17.06

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 18:  (Continued)

          Maturity date                               01.10.15
          ------------------------------   ------------------------------
                                                  D.S. "A": 13.00%
                                                  D.S. "B": 14.00%
          Interest rate
                                                  D.S. "C" 14.50%
                                                  D.S. "D" 15.00%

          Trustee                                Banco de Galicia y
                                                 Buenos Aires S.A.
          Amount placed                                             6,000
          "A" Debt securities                                       1.200
          "B" Debt securities                                       1.200
          "C" Debt securities                                       1.200
          "D" Debt securities                                       1.200
          Participation Certificates                                1.200

          As of March 31, 2007 and December 31, 2006 Tarjetas del Mar S.A's holdings of participation certificates totaled $ 1,158, no holdings of "B" debt securities were recorded.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 19:  DERIVATIVE FINANCIAL INSTRUMENTS

          PUT OPTIONS WRITTEN
          As established by Section 4, subsection a, and Section 6 of Decree No 1,836/02 and regulations of the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. granted the holders of Rescheduled Deposit Certificates, who had opted to receive Boden 2013 and Boden 2012 in lieu of payment of those certificates, an option to sell coupons. Said options, as of March 31, 2007 and December 31, 2006, are valued at exercise price.

          The exercise price will be equal to that resulting from converting the face value of each coupon in U.S. dollars into pesos at a rate of $
          1.40 per U.S. dollars adjusted by applying the CER variation which arises from comparing the index as of February 3, 2002 to that corresponding to the due date of the coupon. That value shall in no case exceed the principal and interest amounts in pesos resulting from applying to the face value of the coupon in U.S. dollars the buying exchange rate quoted by Banco de la Nacion Argentina on the payment date of that coupon.

          These options have been recorded under "Memorandum Accounts - Credit-Derivatives - Notional Value of Put Options Written" in the amount of $ 180,419 as of March 31, 2007 and $175,923 as of December 31, 2006, respectively.

          FORWARD SALE-PURCHASE WITHOUT DELIVERY OF THE UNDERLYING ASSET
          The Mercado Abierto Electronico (MAE) and the Mercado a Termino de Rosario (ROFEX) have trading environments for the closing, recording, and settlement of financial forward transactions carried out among its agents, being the Banco de Galicia y Buenos Aires S.A. one of them.

          The general settlement mode for these transactions is without delivery of the traded underlying asset. Settlement is carried on a daily basis for the difference, if any, between the closing price of the underlying asset and the closing price or value of the underlying asset corresponding to the previous day, the difference in price being charged to income.

          As of March 31, 2007, forward purchase and sale transactions totaled $ 861,203 and $ 260,595, respectively, while as of December 31, 2006 they totaled $ 475,338 and $ 148,866. Said transactions are recorded under Memorandum Accounts for the notional value traded.

          Balances pending settlement are recorded under "Other Receivables from Financial Brokerage" and/or "Other Liabilities Resulting from Financial Brokerage", as the case may be. As of March 31, 2007 said balances amounted to $ 56,776 and to $ 57,307, while as of December 31, 2006 they amounted to $ 30,964 and to $ 31,635, respectively.

          Banco de Galicia y Buenos Aires S.A.'s financial risk management is in line with the policies approved by the Board of Directors. In that sense, "derivative financial instruments" allow, depending on market conditions, to adjust risk exposures to the established limits, thus contributing to keep such exposures within the parameters set forth by said policies. Banco de Galicia y Buenos Aires S.A. plans to continue the use thereof in the future, while the application thereof is favorably assessed, in order to limit a certain risk exposure.

NOTE 20:  NET EXPOSURE TO THE PUBLIC SECTOR

          As of March 31, 2007 and December 31, 2006 the net exposure to the public sector of Banco de Galicia y Buenos Aires S.A. including the Argentine Central Bank and excluding the deposits made at said Entity, in compliance with minimum cash requirements, is the following:

                                                                   03.31.07      12.31.06
                                                                 -----------   -----------
          Government Securities - Global position                  3,927,383     4,830,723
          Loans - Net                                              2,780,049     2,797,993
          Other receivables resulting from financial brokerage     1,244,720     1,218,653
          Total Assets                                             7,952,152     8,847,369
          Liabilities with the Argentine Central Bank                380,528     3,025,977
          Net exposure to the Public Sector (*)                    7,571,624     5,821,392

          (*) excludes the residual value of the amounts paid in compliance with court orders, as mentioned in Note 16.1.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 20:  (Continued)

          It is worth mentioning that on March 2, 2007, and mainly through the realization of public sector assets, Banco de Galicia y Buenos Aires S.A. settled its debt with the Argentine Central Bank totally and in advance for the financial assistance received during the economic crisis of late 2001, early 2002 and which was originally due on October 2011.

          As of December 31 and September 30, 2006 the consolidated financial statements of Sudamericana Holding S.A. include secured loans for $ 50,226 and $ 50,197, respectively.

NOTE 21:  CHANGES IN SIGNIFICANT ASSETS AND LIABILITIES

     The breakdown of the most significant assets and liabilities shown in these consolidated financial statements, presented in comparative format with the previous fiscal year, in order to disclose the changes in those assets and liabilities during the current period is shown below:

                                                                   03.31.07           12.31.06
                                                                ---------------    ---------------
ASSETS
                                                                ---------------    ---------------
LOANS                                                                10,701,807         10,514,552
                                                                ---------------    ---------------
-To the non-financial public sector                                   2,831,666          2,739,282
-To the financial sector                                                114,301            311,623
-To the Non-financial private sector and residents abroad             8,110,368          7,790,689
  -Overdrafts                                                           593,302            346,135
  -Promissory notes                                                   2,183,949          2,143,706
  -Mortgage loans                                                       727,793            687,954
  -Pledge loans                                                          77,809             67,145
  -Consumer loans                                                       633,198            563,232
  -Credit card loans                                                  2,675,810          2,458,572
  -Others                                                             1,097,813          1,403,209
  -Accrued interest, adjustments and quotation differences              157,183            154,960
    receivable
  - Documented interest                                                 (36,105)           (33,651)
  - Unallocated collections                                                (384)              (573)
- Allowances                                                           (354,528)          (327,042)
                                                                ---------------    ---------------
OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE                  3,840,960          5,441,981
                                                                ---------------    ---------------
-Argentine Central Bank                                                 156,697          1,878,286
-Amounts receivable for spot and forward sales to be settled            189,327             91,441
-Securities receivable under spot and forward purchases to be
  settled                                                             1,438,176          1,464,917
-Others not included in the debtor classification regulations         1,787,720          1,761,381
-Negotiable obligations without quotation                                25,841             26,721
-Balances from forward transactions without delivery of
  underlying asset to be settled                                         56,776             30,964
-Others included in the debtor classification regulations               205,556            207,930
-Accrued interest receivable not included in the debtor
  classification regulations                                              1,707              1,463
-Accrued interest receivable included in the debtor
  classification regulations                                              1,397                774
-Allowances                                                             (22,237)           (21,896)
LIABILITIES
DEPOSITS                                                             11,858,053         10,779,369
-Non-financial public sector                                             79,743             63,922
-Financial sector                                                       153,920            154,303
-Non-financial private sector and residents abroad                   11,624,390         10,561,144
  -Current Accounts                                                   2,080,096          1,982,765
  -Savings Accounts                                                   2,647,455          2,442,946
    -Time Deposits                                                    6,536,018          5,789,299
    -Investment accounts                                                  5,600              4,031
    -Others                                                             209,718            211,176
    -Accrued interest and quotation differences payable                 145,503            130,927

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 21:  (Continued)

                                                                                03.31.07        12.31.06
                                                                              ------------   ------------
          LIABILITIES
          OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE                   6,293,925      9,824,953
                                                                              ------------   ------------
          -Argentine Central Bank                                                  380,528      3,025,977
          -Others                                                                  380,528      3,025,977
          -Banks and international entities                                        244,649        844,263
          -Unsubordinated negotiable obligations                                 2,721,698      2,809,416
          -Amounts payable for spot and forward purchases to be settled          1,037,942      1,046,181
          -Securities to be delivered under spot and forward sales to be
            settled                                                                189,440         91,329
          -Loans from domestic financial institutions                              201,937        281,055
          -Balances from forward transactions without delivery of
            underlying asset to be settled                                          57,307         31,635
          -Others                                                                1,378,532      1,566,706
          -Accrued interest and quotation differences payable                       90,892        128,391
                                                                              ------------   ------------
          SUBORDINATED NEGOTIABLE OBLIGATIONS                                      798,479        777,617
                                                                              ============   ============

NOTE 22:  TAX ISSUES

          At the date of these consolidated financial statements, the Argentine Revenue Service (AFIP) and the Revenue Board of the Province of Cordoba are in the process of conducting an audit. Said agencies have served notices and made claims regarding taxes applicable to Tarjetas Regionales S.A.`s subsidiaries. The amount claimed on a firm basis totals $23,792 approximately.

          Based on the opinions of their tax advisors, the companies believe that the abovementioned claims are both legally and technically groundless and that taxes related to the claims have been correctly calculated in accordance with tax regulations in force and existing case law.

          Therefore, both companies are taking the corresponding administrative and legal measures in order to solve such issues. However, since the final results cannot be foreseen, provisions have been set up for such contingencies.

NOTE 23:  CAPITAL STOCK INCREASE

          -    Banco de Galicia y Buenos Aires S.A.

          The Ordinary and Extraordinary Shareholder's Meeting held on October 11, 2006, resolved to increase the capital stock in an amount of up to $ 100,000 nominal value, in order to increase it to $ 568,662, by the issuance of up to 100,000,000 ordinary book-entry Class "B" shares with one vote per share and a nominal value of $ 1 each.

          The new shares can be subscribed, at the option of the subscriber, in cash or in Negotiable Obligations due on 2010, 2014 and 2019.

          The Shareholders' meeting approved the capital values at which negotiable obligations shall be received and granted the Board of Directors, among others, the power to update the above mentioned values the closest date to the beginning of the subscription period, given that these values must be approved by the C.N.V. and that may not exceed the values set forth Resolution No. 466 of said Entity. The aforementioned values updated as of November 10, 2006, expressed in U.S. dollarss per 100 dollars of face value of principal at origin and taking into account the aforementioned limits, are the following:

          Negotiable Obligations due on 2010 : US$ 87.500
          Negotiable Obligations due on 2014 : US$ 92.603
          Negotiable Obligations due on 2019 : US$ 115.184

          In the case of the Negotiable Obligations due on 2019, principal includes capitalized interest. In the case of Negotiable Obligations 2010, should there be any capital amortization, the corresponding amount should be subtracted from the value set for the capital.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 23:  (Continued)

          Accrued interest payable in cash from the maturity date of the last coupon until the end of the preemptive rights subscription period, or any other period that may be determined by the regulators, will be added to the values resulting in each case.

          For the conversion into pesos of the currency of denomination of the Negotiable Obligations, the Shareholders' Meeting set forth the exchange rate of $3.0670 for each U.S. dollars to be applied, pursuant to the provisions of Resolution No. 466 of the C.N.V.

          The issuance premium was fixed by the Shareholders' Meting in an amount that, added to the nominal value of the share, will represent a subscription price equal to the weighted average of the quotation value of the Banco de Galicia y Buenos Aires S.A.'s share on the Buenos Aires Stock Exchange for the 20 business days prior to the date of determination of the subscription price, in which there has been a quotation of the Bank's share. The subscription price will be informed on the business day preceding the commencement of the subscription period.

          The Shareholders granted the Board of Directors of Banco de Galicia y Buenos Aires S.A. the power to determine a reference price and the exact subscription price.

          Regarding the use of proceeds, it was established at the Shareholders' Meeting that the cash received will be used to increase working capital and that the Negotiable Obligations will be used for the partial reduction of the liabilities reflected by such instruments.

          The final authorization from the pertinent agencies is in progress.

          -    Tarjetas del Mar S.A.

          The Ordinary and Extraordinary Shareholder's Meeting of Tarjetas del Mar S.A. held on October 18, 2006 resolved to capitalize the irrevocable contributions made by its shareholders, in proportion to their respective holdings, thus increasing the company's capital stock by $ 72,423.

          It was also decided to absorb retained losses in the amount of $61,046, against a reduction of the capital stock.

          After the abovementioned changes, the capital stock totals $ 11,577.

          -    Tarjetas Cuyanas S.A.

          During the previous fiscal year, the shareholders of Tarjetas Cuyanas S.A. resolved to make a $20,000 contribution, which was paid in on December 18, 2006, in proportion to their respective stockholdings.

NOTE 24:  SEGMENT REPORTING

          Below, a detail of the accounting information as of March 31, 2007 and 2006, by related business segment:

          Primary segment: Business.

                                       Financial brokerage        Services          Total
                                      ---------------------   --------------   --------------
          Income                                    476,913          255,541          732,454
          Expenses                                  354,462           55,540          410,002
                                      ---------------------   --------------   --------------
          Result as of 03.31.07                     122,451          200,001          322,452
                                      ---------------------   --------------   --------------
          Result as of 03.31.06                     107,347          146,979          254,326
                                      ---------------------   --------------   --------------

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 24:  (Continued)

          Secondary segment: Geographic.

                                    Autonomous City
                                    of Buenos Aires      Rest of country      Foreign           Total
                                 --------------------   ----------------   --------------   --------------
          Financial brokerage
          Income                              326,316            134,974           15,623          476,913
          Expenses                            242,532            100,319           11,611          354,462
                                 --------------------   ----------------   --------------   --------------
          Result as of 03.31.07                83,784             34,655            4,012          122,451
                                 --------------------   ----------------   --------------   --------------
          Result as of 03.31.06                79,217             23,155            4,975          107,347
                                 --------------------   ----------------   --------------   --------------
          Services
          Income                              174,848             72,322            8,371          255,541
          Expenses                             38,002             15,719            1,819           55,540
                                 --------------------   ----------------   --------------   --------------
          Result as of 03.31.07               136,846             56,603            6,552          200,001
                                 --------------------   ----------------   --------------   --------------
          Result as of 03.31.06               108,463             31,704            6,812          146,979
                                 --------------------   ----------------   --------------   --------------

          The accounting measurement of assets and liabilities allocated to the above-mentioned segments is the following:

                                                                 Result as of 03.31.07      Total as of 12.31.06
                                                               ------------------------   ------------------------
          Assets
          Government and corporate securities                                 2,272,385                  3,188,648
          Loans                                                              10,701,807                 10,514,552
          Other receivables resulting from financial                          3,840,960                  5,441,981
          brokerage
          Assets under financial leases                                         237,980                    206,175

          Liabilities
          Deposits                                                           11,858,053                 10,779,369
          Other liabilities resulting from financial                          6,293,925                  9,824,953
           brokerage
          Subordinated negotiable obligations                                   798,479                    777,617

NOTE 25:  SUBSEQUENT EVENTS

          -    Banco de Galicia y Buenos Aires S.A.

          a) On April 13, 2007, an agreement for the creation of a trust called "Galicia Personales V Financial Trust" was entered into by the Bank acting as Trustor and Administrator and Deutsche Bank S.A. acting as Financial Trustee. The Bank transferred to the Trust a portfolio of personal loans for an amount of $150,000.

          On April 24, 2007 the Bank issued Class "A" debt securities for a face value of $ 127,500, Class "B" Debt Securities for a face value of $ 12,000 y and participation certificates for a face value of $ 10,500.

          b) On April 24, 2007 Banco de Galicia y Buenos Aires S.A. was credited Boden 2012 for a FV of US$ 116,797 and US$ 43,635 thousand in connection with past due interest corresponding to the final settlement of the Hedge Bond, as stated in Note 16.3.

          c) The Shareholder's Meeting held on April 26, 2007 resolved the partial absorption of the negative balance of the "Retained Earnings" account for $ 126,203 by the allocation of the Discretionary Reserve of $ 100,457.

          -    Galicia Warrants S.A.

          On April 25, 2007, Galicia Warrants S.A.'s Ordinary Shareholder's Meeting decided to allocate cash dividends using the total of retained earnings as of December 31, 2006 which amounted to $ 676 and through the partial reversal of the discretionary reserve of $ 124.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 25: (Continued)

          -    Galicia Factoring y Leasing S.A.

          In their meeting held on April 25, 2007 the company's shareholder's decided to allocate the total retained earnings amount, of $ 461 to the establishment of a legal reserve of $ 100 and discretionary reserve of $ 361.

          -    Tarjetas Cuyanas S.A.

          On April 18, 2007 the company's Board of Directors approved the issuance of the Series 18th Negotiable Obligations for a face value of up to US$ 65.000 thousand, maturing in up to 5 years after the issuance date. As of the date of these financial statements, the company has submitted said update before the National Securities Commission (C.N.V.).

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
          Mandatory Acquisition of Shares in a Public Offering"
            BALANCE SHEET AS OF MARCH 31, 2007 AND DECEMBER 31, 2006.
                     (figures stated in thousands of pesos)
                                    (Note 1)

                                                            03.31.07      12.31.06
                                                           -----------   ----------
ASSETS
CURRENT ASSETS
Cash and due from banks (Notes 2 and 10 and Schedule G)            187          131
Investments (Notes 8 and 10 and Schedules C, D and G)          316,737      338,413
Other receivables (Notes 3, 8 and 10 and Schedule G)               476       14,558
                                                           -----------   ----------
Total Current Assets                                           317,400      353,102
                                                           -----------   ----------
NON-CURRENT ASSETS
Other receivables (Notes 3, 8, 10 and 12 and Schedule G)        47,323        1,892
Investments (Notes 8, 9 and 10 and Schedules C, D and G)     1,234,666    1,261,295
Fixed assets (Schedule A)                                        3,004        3,028
                                                           -----------   ----------
Total Non-Current Assets                                     1,284,993    1,266,215
                                                           -----------   ----------
Total Assets                                                 1,602,393    1,619,317
                                                           ===========   ==========
LIABILITIES
CURRENT LIABILITIES
Salaries and social security liabilities (Notes 4 and 8)           401          657
Tax liabilities (Notes 5, 8 and 12)                              4,228        8,680
Other liabilities (Notes 6, 8 and 10 and Schedule G)             1,660        1,506
                                                           -----------   ----------
Total Current Liabilities                                        6,289       10,843
                                                           -----------   ----------
NON-CURRENT LIABILITIES
Tax liabilities (Notes 5, 8 and 12)                              5,766            -
Other liabilities (Notes 6 and 8)                                    6            6
                                                           -----------   ----------
Total Non-Current Liabilities                                    5,772            6
                                                           -----------   ----------
Total Liabilities                                               12,061       10,849
                                                           -----------   ----------
SHAREHOLDERS' EQUITY (Per related statement)                 1,590,332    1,608,468
                                                           -----------   ----------
Total liabilities and shareholders' equity                   1,602,393    1,619,317
                                                           ===========   ==========

The accompanying Notes 1 to 15 and Schedules A, C, D, G, and H are an integral part of these financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                                INCOME STATEMENT
       For the period of three months commenced January 1, 2007 and ended
              March 31, 2007, presented in comparative format with
                  the same period of the previous fiscal year.
                     (figures stated in thousands of pesos)
                                    (Note 1)

                                                                 03.31.07        03.31.06
                                                               ------------    ------------
Administrative expenses (Note 10 and Schedule H)                     (2,690)         (3,463)
Income on investments in related institutions - Loss                (24,473)        (17,413)
Financial income and by holding - Income (Note 10)                   13,223          11,589
  - Generated by assets                                              13,229          11,600
    Interest
      On time deposits (*)                                               97             129
      Mutual funds                                                      122              25
      On current account deposits                                         6               3
      On negotiable obligations (*)                                       -             528
      Promissory notes receivable                                       524               -
      On loans (*)                                                       40               -
      Other                                                               -              12
    Result on negotiable obligations                                 11,681           6,787
    Foreign exchange gain                                               759           4,116
  - Generated by liabilities                                             (6)            (11)
    Foreign exchange gain                                                (6)            (11)
Other income and expenses - Income                                      734           1,222
                                                               ------------    ------------
Result before income tax - Loss                                     (13,206)         (8,065)
Income tax (Note 12)                                                 (4,930)         (6,226)
                                                               ------------    ------------
Loss for the period                                                 (18,136)        (14,291)
                                                               ============    ============

(*) Balances net of eliminations corresponding to intercompany transactions, pursuant to Section 33 of Law No. 19550. See Note 10

The accompanying Notes 1 to 15 and Schedules A, C, D, G, and H are an integral part of these financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                        STATEMENT OF SHAREHOLDERS' EQUITY
       For the period of three months commenced January 1, 2007, and ended
   March 31, 2007, presented in comparative format with the
                    same period of the previous fiscal year.
                     (figures stated in thousands of pesos)
                                    (Note 1)

                                             Shareholders' contributions (Notes 7 and 14)
                                       ---------------------------------------------------------
                                                                       Premium for
                                                                        trading of
                                                        Principal        shares in
Item                                   Capital Stock    adjustment     own portfolio     Total
------------------------------------   -------------   -------------   -------------   ---------
Balances at beginning of fiscal year       1,241,407         278,131             606   1,520,144
(Loss) for the period                              -               -               -           -
                                       -------------   -------------   -------------   ---------
Totals                                     1,241,407         278,131             606   1,520,144
                                       =============   =============   =============   =========

                                                   Retained earnings (Notes 11 and 15)
                                       ---------------------------------------------------------
                                                                                                       Total           Total
                                                                                                   shareholder's   shareholder's
                                           Legal       Discretionary                    Retained   equity as of    equity as of
Item                                      reserve         reserve          Total        earnings     03.31.07        03.31.06
------------------------------------   -------------   -------------   -------------   ---------   -------------   -------------
Balances at beginning of fiscal year          34,855          72,383         107,238     (18,914)      1,608,468       1,626,776
(Loss) for the period                              -               -               -     (18,136)        (18,136)        (14,291)
                                       -------------   -------------   -------------   ---------   -------------   -------------
Totals                                        34,855          72,383         107,238     (37,050)      1,590,332       1,612,485
                                       =============   =============   =============   =========   =============   =============

The accompanying Notes 1 to 15 and Schedules A, C, D, G, and H are an integral part of these financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                             STATEMENT OF CASH FLOWS
       For the period of three months commenced January 1, 2007 and ended on March 31, 2007, presented in comparative format with
                  the same period of the previous fiscal year.
                     (figures stated in thousands of pesos)
                                    (Note 1)

                                                                                     03.31.07           03.31.06
                                                                                 ---------------    ---------------
CHANGES IN CASH
Cash at beginning of fiscal year                                                             131                650
Cash at period end                                                                           187                200
                                                                                 ---------------    ---------------
Increase /(Decrease) net cash for the period                                                  56               (450)
                                                                                 ===============    ===============
REASONS FOR CHANGES IN CASH
OPERATING ACTIVITIES
Collections for sales of goods and services                                                  590                419
Payments to suppliers of goods and services                                               (1,393)              (553)
Personnel salaries and social security contributions                                        (630)              (344)
Income tax payments and prepayments                                                       (4,417)            (5,043)
Other taxes payments                                                                        (280)              (193)
Other operating payments                                                                  (4,302)            (7,163)
                                                                                 ---------------    ---------------
Net cash flow used in operating activities                                               (10,432)           (12,877)
                                                                                 ---------------    ---------------
INVESTMENT ACTIVITIES
Payments for fixed assets purchases                                                           (4)               (10)
Interest collections                                                                         123                 87
Collection of interest on negotiable obligations                                           9,022              8,799
Collections for investments liquidation                                                    1,347              3,551
                                                                                 ---------------    ---------------
Net cash flow generated by investment activities                                          10,488             12,427
                                                                                 ---------------    ---------------
Increase /(Decrease) net cash for the period                                                  56               (450)
                                                                                 ===============    ===============

The accompanying Notes 1 to 15 and Schedules A, C, D, G, and H are an integral part of these financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                        NOTES TO THE FINANCIAL STATEMENTS
            For the period of three months commenced January 1, 2007
           and ended March 31, 2007, presented in comparative format.
                     (figures stated in thousands of pesos)

NOTE 1:   FINANCIAL STATEMENTS PREPARATION BASIS

          On August 10, 2005, the C.P.C.E.C.A.B.A. passed C.D. Resolution No. 93/2005, which adopts Technical Resolutions 6 to 22 issued by F.A.C.P.C.E. as the Argentine GAAP; said resolutions were amended with the purpose of unifying the Argentine GAAP and the interpretation of the accounting and auditing standards 1 to 4. The abovementioned resolution is effective for fiscal years commenced on and after January 1, 2006. On December 29, 2005, the C.N.V. adopted with certain amendments C.P.C.E.C.A.B.A's C.D. 93/2005.

          Subsequently, on June 26, 2006 and through C.D. Resolution No. 42/2006, the CPCECABA approved Technical Resolution No. 23 of the FACPCE, in mandatory force and effect for fiscal years started as from July 1, 2006, its application in fiscal years commencing at an earlier date being admitted. On December 14, 2006 the National Securities Commission approved said resolution as from April 1, 2007. Its application in advance is admitted.

          These financial statements have been stated in thousands of Argentine pesos and prepared in accordance with disclosure and valuation accounting standards contained in Technical Pronouncements issued by the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.), approved by the C.P.C.E.C.A.B.A. and the C.N.V. with the considerations mentioned in Note 2 to the consolidated financial statements in relation to the criteria for valuing its subsidiaries Banco de Galicia y Buenos Aires S.A. and Sudamericana Holding S.A.

          The preparation of financial statements at a given date requires management of the Company to make estimates and assessments that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at that date, as well as the income and expenses recorded for the fiscal year. The Company's management makes estimates in order to calculate, at any given moment, for example, the depreciation charges, the recoverable value of assets, the income tax charge and provisions for contingencies. Future actual results may differ from estimates and assessments made at the date these financial statements were prepared.

          On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that financial statements for fiscal years ending as from said date be stated in nominal currency. Consequently, in accordance with C.N.V. Resolution No. 441/03, the Company discontinued the restatement of its financial statements as from March 01, 2003. This criterion is not in line with Argentine GAAP, under which financial statements are to be restated until September 30, 2003. Nevertheless, this departure has not produced a significant effect on the financial statements.

          The index used in restating the items in these financial statements during the period mentioned in the previous paragraph was the domestic wholesale price index published by the National Statistics and Census Institute.

          Certain financial statement figures for the year ended December 31, 2006, have been reclassified for purposes of their presentation in comparative format with those of this period.

          The most relevant accounting standards used accounting policies used in preparing the Financial Statements are listed below:

          a.   LOCAL CURRENCY ASSETS AND LIABILITIES

               Monetary assets and liabilities which include, where applicable, the interest accrued at fiscal year end are stated in fiscal year-end currency and therefore require no adjustment whatsoever.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 1:   (Continued)


          b.   FOREIGN CURRENCY ASSETS AND LIABILITIES (U.S. DOLLARS)

               Foreign currency assets and liabilities (in U.S. dollars) have been stated at Banco de la Nacion Argentina buying and selling exchange rates, respectively, in force at the close of operations on the last working day of each period / year. Interests receivable or payable have been accrued, where applicable.

          c.   INVESTMENTS

               c.1. Current

                    Time and special current account deposits, as well as mutual fund units have been valued at their nominal value plus accrued interest at each period/fiscal year's end.

                    Argentine mutual fund units have been valued at period/year-end closing price.

                    Negotiable obligations have been valued at period/year-end closing price, except for those negotiable obligations due in 2011 issued by Banco Galicia Uruguay S.A. which are valued at face value, plus interest accrued at period/fiscal year-end.

               c.2. Non-Current

                    Negotiable obligations due in 2011 issued by Banco Galicia Uruguay S.A. are valued at face value r nominal, plus interest accrued at fiscal period/year-end.

                    The equity investments in Banco de Galicia y Buenos Aires S.A., Net Investment S.A., Galicia Warrants S.A. and Galval Agente de Valores S.A. have been recognized at their equity value as of March 31, 2007 and December 31, 2006.

                    The financial statements of Banco de Galicia y Buenos Aires S.A. have been prepared in accordance with Argentine Banking GAAP, which differ in the aspects mentioned in Note 2.c. to consolidated financial statements from Argentine GAAP.

                    This investment has been stated at equity value arising from financial statements valued in accordance with the abovementioned standards.

                    The equity investment in Sudamericana Holding S.A. has been accounted for under the equity method, on the basis of December 31, and September 30, 2006 financial statement and considering the significant movements occurred from that date to the closing date of these financial statements, in accordance with Argentine GAAP.

                    The financial statements of Sudamericana Holding S.A. have been prepared as established by the National Insurance Superintendence (SSN), without recognizing the effect of inflation for January and February 2003. This criterion is not in accordance with Argentine GAAP. Nevertheless, this departure has not produced a significant effect on the financial statements of Grupo Financiero Galicia S.A.

                    Galval Agente de Valores S.A.'s financial statements were originally issued in foreign currency and later converted into pesos as detailed below:

                    - Assets and liabilities were converted at Banco de la Nacion Argentina buying exchange rate in force at the closing of operations on the last working day of the period/fiscal year.

                    - Capital and capital contributions have been computed for the amounts actually disbursed.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 1:  (Continued)

                    - Accumulated earnings were determined as the difference between assets, liabilities, capital and capital contributions.

                    - Results for the period were determined as the difference between the opening balance and closing balance of accumulated earnings. Items in the income statement were converted into pesos applying the monthly average exchange rates.

          d.   FIXED ASSETS

               Fixed assets have been valued at their acquisition cost, restated to constant currency, as mentioned in this Note, net of the corresponding accumulated depreciation.

               Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 60 months for hardware and software, furniture and fixtures and vehicles and 600 months for real estate property.

               The updated residual value of the assets, taken as a whole, does not exceed their combined market value at period/ year-end.

          e.   TAX ON MINIMUM PRESUMED INCOME

               The Company has recognized the income tax charge according to the deferred tax method, thus recognizing the temporary differences between measurements of accounting and tax assets and liabilities, at the rate in force (See Note 12 financial statements).

               The Company determines the Tax on minimum presumed income at the statutory rate of 1% of the computable assets at period/ year-end. This tax is supplementary to the income tax. The Company's tax liability for each fiscal year is to coincide with the higher of the two taxes.

               However, if the Tax on minimum presumed income were to exceed Income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax to be generated in any of the next 10 fiscal years.

               The Company has no receivables stemming form Tax on minimum presumed income payments.

          f.   SHAREHOLDERS' EQUITY

               f.1. Activity in the shareholders' equity accounts has been restated as mentioned in paragraphs 4 and 5 of this Note.

                    The "Subscribed and paid in capital" account has been stated at its face value and at the value of the contributions, in the currency value of the period in which those contributions were actually made.

                    The adjustment stemming from the restatement of that account in constant currency has been allocated to the "Principal Adjustment" account.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

               f.2. Income and expense accounts

                    The results for each period are presented in the period in which they accrue.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 1:   (Continued)

          g.   STATEMENT OF CASH FLOWS

               The "Cash and due from banks" caption is considered to be cash.

NOTE 2:   CASH AND DUE FROM BANKS

          The breakdown of this caption was the following:

                                                                 03.31.07       12.31.06
                                                               ------------   ------------
          Cash (Schedule G)                                              49             49
          Due from banks - Current Accounts (Note 10)                   138             82
                                                               ------------   ------------
          Total                                                         187            131
                                                               ============   ============

NOTE 3:   OTHER RECEIVABLES

          The breakdown of this caption was the following:

          Current                                                03.31.07       12.31.06
                                                               ------------   ------------
          Tax credit                                                    204            182
          Promissory notes receivable (Note 10 and Schedule G)            -         14,365
          Sundry debtors                                                 26              -
          Prepaid expenses                                                4              6
          Other                                                         242              5
                                                               ------------   ------------
          Total                                                         476         14,558
                                                               ============   ============
          Non-Current                                              03.31.07       12.31.06
                                                               ------------   ------------
          Tax credit - Mandatory savings                                  5              5
          Income tax (Note 12)                                            5             20
          Promissory notes receivable (Note 10 and Schedule G)       41,083              -
          Sundry debtors (Note 10 and Schedule G)                     1,890          1,867
          Documented loans                                            4,340              -
                                                               ------------   ------------
          Total                                                      47,323          1,892
                                                               ============   ============

NOTE 4:   SALARIES AND SOCIAL SECURITY LIABILITIES

          The breakdown of this caption was the following:

          Current                                                03.31.07       12.31.06
                                                               ------------   ------------
          Integrated pension and survivors' benefit system               35             39
          Health care payable                                             5              5
          Provision for annual legal bonus (S.A.C) and social
          security contributions                                         28              -
          Provision for bonuses                                          50            175
          Provision for retirement insurance                             52            325
          Provision for Directors' and Syndics' fees                    231            113
                                                               ------------   ------------
          Total                                                         401            657
                                                               ============   ============

NOTE 5:   TAX LIABILITIES

          The breakdown of this caption was the following:

          Current                                                03.31.07       12.31.06
                                                               ------------   ------------
          Income tax - Withholdings payable                              31             62
          Provision for Income tax (net) (Note 12)                      534          4,990
          Provision for turnover tax (net)                               40              5
          Provision for tax on personal assets                        3,623          3,623
                                                               ------------   ------------
          Total                                                       4,228          8,680
                                                               ============   ============

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 5:   (Continued)

          Non-Current                                              03.31.07       12.31.06
                                                               ------------   ------------
          Provision for Income tax (net) (Note 12)                    4,915              -
          Provision for tax on personal assets                          851              -
                                                               ------------   ------------
          Total                                                       5,766              -
                                                               ============   ============

NOTE 6:   OTHER LIABILITIES

          The breakdown of this caption was the following:

          Current                                                03.31.07       12.31.06
                                                               ------------   ------------
          Sundry creditors (Note 10 and Schedule G)                      23             23
          Provision for expenses (Note 10 and Schedule G)             1,634          1,480
          Directors' escrow accounts                                      3              3
                                                               ------------   ------------
          Total                                                       1,660          1,506
                                                               ============   ============

          Non-Current                                              03.31.07       12.31.06
                                                               ------------   ------------
          Directors' escrow accounts                                      6              6
                                                               ------------   ------------
          Total                                                           6              6
                                                               ============   ============

NOTE 7:   CAPITAL STATUS

          As of 31 March, 2007, capital status was the following:

                                                                                              Date of
           Capital stock issued,                 Restated in         Approved by         registration in the
           subscribed, paid in,                   constant     -----------------------   Public Registry of
               and recorded         Face value    currency        Entity        Date          Commerce
          -----------------------   ----------   -----------   ------------   --------   -------------------
          Balance as of 12.31.03     1,092,407     2,407,080   Shareholders   05.16.00        08.09.00
                                                               Meeting and    07.24.00
                                                                 Board of       and
                                                                Directors'    07.26.00
                                                                 Meeting
          Capital increase             149,000       149,000   Shareholders   01.02.04        06.08.04
                                                               Meeting and    04.23.04
                                                                 Board of       and
                                                                Directors'    05.13.04
                                                                 Meeting
          Balance as of 12.31.04     1,241,407     2,556,080              -          -               -
          Absorption of retained                               Shareholders
           earnings                          -    (1,036,542)    Meeting      04.28.05               -
          Balance as of 12.31.05     1,241,407     1,519,538              -          -               -
          Shares in own portfolio
           (Note 14)                    (1,614)       (1,976)             -          -               -
          Sale of shares in own
           portfolio (Note 14)           1,614         2,582              -          -               -
          Balance as of 12.31.06     1,241,407     1,520,144              -          -               -
          Balance as of 03.31.07     1,241,407     1,520,144              -          -               -

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 8: ESTIMATED COLLECTION OR PAYMENT TERMS OF RECEIVABLES, INVESTMENTS, AND DEBTS

          As of March 31, 2007 the breakdown of receivables, investments, and debts according to their estimated collection or payment terms was the following:

                                                                            Salaries and
                                                        Other             social security                          Other
                                        Investments     receivables         liabilities     Tax liabilities      liabilities
                                      ---------------   ---------------   ---------------   ---------------   ---------------
          1st Quarter                         316,063               207               295             4,228             1,458
          2nd Quarter                             674                 1                28                 -                33
          3rd Quarter                               -               268                 -                 -               169
          4th Quarter                               -                 -                78                 -                 -
          After one year                        2,550            45,428                 -             5,766                 6
                                      ---------------   ---------------   ---------------   ---------------   ---------------
          Subtotal falling due                319,287            45,904               401             9,994             1,666
          No set due date                   1,232,116             1,895                 -                 -                 -
          Past due                                  -                 -                 -                 -                 -
                                      ---------------   ---------------   ---------------   ---------------   ---------------
          Total                             1,551,403            47,799               401             9,994             1,666
                                      ===============   ===============   ===============   ===============   ===============
          Non-interest bearing              1,232,116             2,376               401             9,994             1,666
          At fixed rate                       319,287            45,423                 -                 -                 -
                                      ---------------   ---------------   ---------------   ---------------   ---------------
          Total                             1,551,403            47,799               401             9,994             1,666
                                      ===============   ===============   ===============   ===============   ===============

NOTE 9:   EQUITY INVESTMENTS

          The breakdown of long-term investments was the following:

                                                            As of 03.31.07
          ------------------------------------------------------------------------------------------------------------------
                                              Shares                   Percentage held in                            Face
                                      ------------------------   ------------------------------   Principal line   value per
          Issuing company               Class         Number     Total Capital   Possible Votes     of business      share
          -------------------------   ----------   -----------   -------------   --------------   --------------   ---------
          Banco de Galicia y          Ordinary
           Buenos Aires S.A.           Class "A"           101                                      Financial          0.001
                                      Ordinary                                                      Activities
                                       Class "B"   438,689,121                                                         0.001
                                      ----------   -----------   -------------   --------------
                                      Total        438,689,222       93.604638%       93.604643%
                                      ----------   -----------   -------------   --------------
                                                                                                  Financial and
          Net Investment S.A.         Ordinary          10,500       87.500000%        87.50000%    Investment         0.001
                                                                                                    Activities
          Sudamericana Holding S.A.   Ordinary
                                       Class "A"        31,302                                    Financial and        0.001
                                      Ordinary                                                      Investment
                                       Class "B"        41,735                                      Activities         0.001
                                      ----------   -----------   -------------   --------------
                                      Total             73,037       87.500899%       87.500899%
                                      ----------   -----------   -------------   --------------
                                                                                                    Dep. and
          Galicia Warrants S.A.       Ordinary         175,000       87.500000%        87.50000%    Warrants           0.001
                                                                                                     issuing
                                                                                                     company
          Galval Agente de                                                                          Custody of
           valores S.A.               Ordinary      16,874,250      100.000000%      100.000000%    Securities         0.001

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 9:  (Continued)

                                                            As of 12.31.06
          ------------------------------------------------------------------------------------------------------------------
                                              Shares                   Percentage held in                            Face
                                      ------------------------   ------------------------------   Principal line   value per
          Issuing company               Class         Number     Total Capital   Possible Votes     of business      share
          -------------------------   ----------   -----------   -------------   --------------   --------------   ---------
          Banco de Galicia y          Ordinary
           Buenos Aires S.A.           Class "A"           101                                      Financial          0.001
                                      Ordinary                                                      Activities
                                       Class "B"   438,689,121                                                         0.001
                                      ----------   -----------   -------------   --------------
                                      Total        438,689,222       93.604638%       93.604643%
                                      ----------   -----------   -------------   --------------
                                                                                                  Financial and
          Net Investment S.A.         Ordinary          10,500       87.500000%        87.50000%    Investment         0.001
                                                                                                    Activities
          Sudamericana Holding S.A.   Ordinary
                                       Class "A"        31,302                                    Financial and        0.001
                                      Ordinary                                                      Investment
                                       Class "B"        41,735                                      Activities         0.001
                                      ----------   -----------   -------------   --------------
                                      Total             73,037       87.500899%       87.500899%
                                      ----------   -----------   -------------   --------------
                                                                                                    Dep. and
          Galicia Warrants S.A.       Ordinary         175,000       87.500000%        87.50000%    Warrants           0.001
                                                                                                     issuing
                                                                                                     company
          Galval Agente de                                                                          Custody of
           valores S.A.               Ordinary      16,874,250      100.000000%      100.000000%    Securities         0.001

          The financial condition and results of controlled companies were the following:

                                                                                    Issuing Company
                                                                 ------------------------------------------------------
                                                                     Banco de Galicia y
                 Financial condition as of 03.31.07 (*)               Buenos Aires S.A.           Net Investment S.A.
                                                                 -------------------------    -------------------------
          Assets                                                                21,005,620                        1,488
          Liabilities                                                           19,778,807                          233
          Shareholders' equity                                                   1,226,813                        1,255
          Result for the three-month period ended 03.31.07                         (36,203)                           6

          (*) See Note 1.c.2.

                                                                                    Issuing Company
                                                                 ------------------------------------------------------
                                                                                                  Galval Agente de
                 Financial condition as of 03.31.07 (*)               Galicia Warrants              Valores S.A.
                                                                 -------------------------    -------------------------
          Assets                                                                     7,387                       2,771
          Liabilities                                                                2,323                          21
          Shareholders' equity                                                       5,064                       2,750
          Result for the three-month period ended 03.31.07                              57                          29

          (*) See Note 1.c.2.

                                                                         Issuing Company
                                                                 ------------------------------
                                                                         Sudamericana
                   Balance sheet as of 12.31.06 (*)                      Holding S.A.
                                                                 ------------------------------
          Assets                                                                        130,601
          Liabilities                                                                    78,292
          Shareholders' equity                                                           52,309
          Result for the three-month period                                               4,263

          (*) See Note 1.c.2.

                                                                                    Issuing Company
                                                                 ------------------------------------------------------
          Financial condition as of 12.31.06 and results             Banco de Galicia y
          as of 03.31.06 (*)                                          Buenos Aires S.A.           Net Investment S.A.
                                                                 -------------------------    -------------------------
          Assets                                                                23,464,877                        1,637
          Liabilities                                                           22,201,869                          386
          Shareholders' equity                                                   1,263,008                        1,251
          Result for the three-month period ended 03.31.06                         (29,174)                        (227)

          (*) See Note 1.c.2.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 9:  (Continued)

                                                                                    Issuing Company
                                                                 ------------------------------------------------------
          Financial condition as of 12.31.06 and results                                          Galval Agente de
          as of 03.31.06(*)                                          Galicia Warrants S.A           Valores S.A.
                                                                 -------------------------    -------------------------
          Assets                                                                     7,600                       2,763
          Liabilities                                                                2,591                          43
          Shareholders' equity                                                       5,009                       2,720
          Result for the three-month period ended 03.31.06                             181                          21

          (*) See Note 1.c.2.

                                                                         Issuing Company
                                                                 ------------------------------
                                                                         Sudamericana
                                                                         Holding S.A.
                                                                 ------------------------------
          Assets                                                                        121,908
          Liabilities                                                                    73,847
          Shareholders' equity                                                           48,061
          Result for the three-month period ended 12.31.05                                1,100

          (*) See Note 1.c.2.

NOTE 10:  CORPORATIONS SECTION 19550

          The financial statements include the following significant balances of transactions with Banco de Galicia y Buenos Aires S.A. and its subsidiaries:

          BANCO DE GALICIA Y BUENOS AIRES S.A.                             03.31.07       12.31.06
                                                                         ------------   ------------
          ASSETS
          Cash and due from banks - Current Accounts (Note 2)                     118             82
          Investments - Special current accounts (Schedule D)                       3              3
          Investments - Negotiable obligations (Schedules C and G)            298,034        322,166
          Other receivables - Promissory notes receivable (Note
           3 and Schedule G)                                                   41,083         14,365
                                                                         ------------   ------------
          Total                                                               339,238        336,616
                                                                         ============   ============
          LIABILITIES
          Other liabilities - Provision for expenses (Note 6)                     267            219
          Other liabilities - Sundry creditors (Note 6)                             -              1
                                                                         ------------   ------------
          Total                                                                   267            220
                                                                         ============   ============

                                                                           03.31.07       03.31.06
                                                                         ------------   ------------
          INCOME
          Financial income - Interests on negotiable obligations                1,641          8,260
          Financial income - documented interest receivable                     1,402              -
          Other income and expenses - Fixed assets under lease                     44             44
                                                                         ------------   ------------
          Total                                                                 3,087          8,304
                                                                         ============   ============

          BANCO DE GALICIA Y BUENOS AIRES S.A.                               03.31.07       03.31.06
                                                                         ------------   ------------
          EXPENSES
          Administrative expenses (Schedule H)
            - Trademark leasing                                                   242            221
            - Bank expenses                                                         3              2
            - General expenses                                                     52              5
                                                                         ------------   ------------
          Total                                                                   297            228
                                                                         ============   ============

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 10:  (Continued)

          BANCO GALICIA URUGUAY S.A.                                       03.31.07       12.31.06
                                                                         ------------   ------------
          ASSETS
          Investments - Negotiable obligations (Schedules C and G)              3,224          3,169
          Other Receivables - Sundry debtors (Note 3 and Schedule G)            1,889          1,866
                                                                         ------------   ------------
          Total                                                                 5,113          5,035
                                                                         ============   ============
                                                                           03.31.07       03.31.06
                                                                         ------------   ------------
          INCOME
          Financial income - Interest on time deposits                              -             19
          Financial income - Interests on negotiable obligations                   16              -
                                                                         ------------   ------------
          Total                                                                    16             19
                                                                         ============   ============
          GALVAL AGENTE DE VALORES S.A.                                    03.31.07       12.31.06
                                                                         ------------   ------------
          LIABILITIES
          Other liabilities - Provision for expenses (Note 6 and
          Schedule G)                                                              33            128
                                                                         ------------   ------------
          Total                                                                    33            128
                                                                         ============   ============
                                                                            03.31.07       03.31.06
                                                                         ------------   ------------
          EXPENSES
          Administrative expenses (Schedule H)
          - General expenses                                                       33              -
                                                                         ------------   ------------
          Total                                                                    33              -
                                                                         ============   ============

NOTE 11:  RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

          Pursuant to section 70 of the Argentine Corporations Law, the Corporate Bylaws, and C.N.V. Resolution No. 368/2001, 5% of the net income for the year should be transferred to the Legal Reserve until 20% of the capital stock is reached.

          On April 27, 2006, the Ordinary and Extraordinary Shareholder's Meeting of Grupo Financiero Galicia S.A. resolved to restore the amount of $ 29,493 to the Legal Reserve, used to absorb the negative retained earnings of the fiscal year ended December 31, 2004. Also, said Meeting resolved to allocate the amount of $ 5,362 to the Legal Reserve to comply with applicable regulations as set forth in the previous paragraph.

          On April 26, 2007, the Ordinary Shareholder's Meeting of Grupo Financiero Galicia resolved to absorb the negative retained earnings of the fiscal year ended on December 31, 2006 through the partial allocation of the Discretionary reserve (See Note 15 to the financial statements).

NOTE 12:  INCOME TAX

          The following tables show the changes and breakdown of deferred tax assets and liabilities:

          Deferred tax assets

                                         Investments            Other               Total
                                      ----------------    ----------------    ----------------
          Balance as of 12.31.05                27,166                 149              27,315
          Charge to income                     (27,166)               (124)            (27,290)
                                      ----------------    ----------------    ----------------
          Balance as of 12.31.06                     -                  25                  25
          Charge to income                           -                 (15)                (15)
                                      ----------------    ----------------    ----------------
          Balances as of 03.31.07                    -                  10                  10
          =========================   ================    ================    ================

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 12: (Continued)

          Deferred tax liabilities:

                                         Fixed
                                        assets       Total
                                      ----------   ----------
          Balance as of 12.31.05               5            5
          Charge to income                     -            -
                                      ----------   ----------
          Balance as of 12.31.06               5            5
          Charge to income                     -            -
                                      ----------   ----------
          Balances as of 03.31.07              5            5
                                      ==========   ==========

As the abovementioned information shows, as of March 31, 2007 the Company's deferred tax assets amounts to $ 5. As of December 31, 2006 it amounted to $ 20.

Accumulated tax losses pending of use at the period end, amount approximately to $ 38,100 and can be compensated with future fiscal-year taxable income, as follows:

                     Argentine source tax loss              Issuance year         Amount            Due year
                                                          ----------------   ----------------   ----------------
          Derived financial instruments specific                      2003                 43               2008

                      Foreign source tax loss               Issuance year        Amount           Due year
                                                          ----------------   ----------------   ----------------
          Rest                                                        2002             38,057               2007

          The Company has not recorded said losses in calculating the deferred tax, for its recovery is not likely at the issuance date of these financial statements.

          As regards the deferred tax liabilities stemming from the difference between the carrying value adjusted for inflation of the Fixed assets and the taxable value (or income tax base), Grupo Financiero Galicia S.A. decided not to record said liabilities but to present a note to the financial statements presenting the supplementary information required to be included in the Response (identified as 7) to Question 3 of Interpretation No. 3 of F.A.C.P.C.E.

          The deferred tax liabilities created due to the effect of the adjustment for inflation of the non-monetary assets amounts to $ 334 and $ 338, as of March 31, 2007 and December 31, 2006, respectively. It fundamentally stems from real estate valuation. Said liability is expected to revert in approximately 45 years, the remaining useful life of real state, being the pertaining amount for each fiscal year of $ 8.

          The assets and liabilities classification by net deferred tax recorded in accordance with its expected reversion term is exposed in Note 8.

          The following table shows the reconciliation of income tax charged to results to that which would result from applying the tax rate in force to the accounting loss before tax:

                                                       03.31.07         03.31.06
                                                     ------------     ------------
          Financial statement before tax                  (13,206)          (8,065)
          Income tax rate in force                             35%              35%
                                                     ------------     ------------
          Result for the period at the tax rate            (4,622)          (2,823)
          Permanent differences at the tax rate:
          Increase in income tax
           Expenses not included in affidavit                 323              570
           Results of long-term investments                 9,330            6,095
           Other causes                                        39            2,851
          Decrease in income tax
           Expenses included in affidavit                     (10)             (10)
           Results of long-term investments                     -                -
           Other causes                                      (130)            (457)
                                                     ------------     ------------
          Total recorded income tax charge
           Profit                                           4,930            6,226
                                                     ============     ============

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 12: (Continued)

          The following table shows the reconciliation of tax charged to results to tax determined of the period for tax purposes:

                                                    03.31.07         03.31.06
                                                 --------------   --------------
          Total recorded income tax charge                4,930            6,226
          Temporary differences
          Assets increase due to deferred tax
          - Investments                                       -            5,038
          Assets decrease due to deferred tax
          - Others                                          (15)               -
                                                 --------------   --------------
          Tax total for tax purposes                      4,915           11,264
                                                 ==============   ==============

          Breakdown of net income tax provision:

                                                    03.31.07         12.31.06
                                                 --------------   --------------
          Tax total for tax purposes                      4,915           18,355
          Tax Credit                                          -          (13,365)
                                                 --------------   --------------
          Income tax provision (net) (Note 5)             4,915            4,990
                                                 ==============   ==============

NOTE 13:  INCOME PER SHARE

          Below is a breakdown of the Income per share as of March 31, 2007 and 2006:

                                                    03.31.07         03.31.06
                                                 --------------   --------------
          Loss for the period                           (18,136)         (14,291)
          Outstanding ordinary shares weighted
           average                                    1,241,407        1,241,407
          Adjustment  derived from preferred
           share issue convertible into Class
           "B" ordinary shares                                -                -
          Diluted ordinary shares weighted
           average                                    1,241,407        1,241,407
          Earning per ordinary share:
          - Basic                                       (0.0146)         (0.0115)
          - Diluted                                     (0.0146)         (0.0115)

NOTE 14:  SHARES IN OWN PORTFOLIO

          In November 1999, a "Framework Trust Agreement" was entered into by Banco de Galicia y Buenos Aires S.A. as trustor, and First Trust of New York, as trustee, for the implementation of an incentive program in favor of certain executives of the Bank, to be determined from time to time by the Board of Directors.

          Given the fact that upon maturity of the Galicia 2005 Trust, which occurred on May 31, 2006 there were no appointed beneficiaries, it was decided to liquidate the trust and to revert all trust assets to the trustee; which were 155,335 ADR for a face value of $ 10 per ADR and 60,925 Class "B" shares for a face value of $ 1 per share of Grupo Financiero Galicia S.A. The incorporation value of the shares added to Banco de Galicia y Buenos Aires S.A.'s equity was the quotation value thereof as of the date of liquidation, which amounted to $ 2,865.

          Pursuant the Technical resolution No. 21 of the F.A.C.P.C.E., the Company registered shares owned by Banco de Galicia y Buenos Aires S.A. as shares in own portfolio, thus recording a reduction of the Company's Shareholders' equity. The deadline for the disposal of said shares was one year as from the addition thereof to the Company's equity.

          Said shares were sold during October 2006. Their realization value amounted to $ 3,471.

          Pursuant to the C.N.V. regulations. the positive result derived from the sale of said shares for $ 606, was registered under the account "Premium for negotiation of shares in own portfolio".

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  NOTES TO THE FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

NOTE 15:  SUBSEQUENT EVENTS

          On April 26, 2007, the Ordinary Shareholder's Meeting of Grupo Financiero Galicia resolved to absorb the negative retained earnings of the fiscal year ended on December 31, 2006 for US$ 18,914 through the partial reversal of the Discretionary reserve.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
           FIXED ASSETS AND INVESTMENTS IN ASSETS OF A SIMILAR NATURE
              For the period of three months ended March 31, 2007,
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      SCHEDULE A

                           A beginning                                    Balance
Principal account            of year       Increases    Withdrawals    at period end
------------------------   ------------   -----------   -----------    -------------
Real State                        3,258            -              -            3,258
Furniture and facilities            212            -              -              212
Hardware and software               639            4              -              643
                           ------------   -----------   -----------    -------------
Totals as of 03.31.07             4,109            4              -            4,113
                           ------------   -----------   -----------    -------------
Totals as of 12.31.06             4,067           42              -            4,109
                           ============   ===========   ===========    =============

                                                   Amortizations
                           -------------------------------------------------------------               New book
                           Accumulated                  For the period                                 value for
                           at beginning                 ---------------     Accumulated    Net book    previous
Principal account            of year      Withdrawals   Rate %   Amount   at periiod end     value    fiscal year
------------------------   ------------   -----------   ------   ------   --------------   --------   -----------
Real State                          314             -        2       15              329      2,929         2,944
Furniture and facilities            207             -       20        -              207          5             5
Hardware and software               560             -       20       13              573         70            79
                           ------------   -----------   ------   ------   --------------   --------   -----------
Totals as of 03.31.07             1,081             -                28            1,109      3,004         3,028
                           ------------   -----------   ------   ------   --------------   --------   -----------
Totals as of 12.31.06               982             -                99            1,081      3,028         3,085
                           ============   ===========   ======   ======   ==============   ========   ===========

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
              INVESTMENTS IN SHARES AND OTHER NEGOTIABLE SECURITIES
                               EQUITY INVESTMENTS
              For the period of three months ended March 31, 2007,
                        presented in comparative format.
                     (figures stated in thousands of pesos)
                                                                      SCHEDULE C

    Issuance and                                                                                Equity      Recorded      Recorded
characteristics of the                         Face                  Acquisition    Closing     method     value as of   value as of
     securities                 Class          value     Number         cost         price       value      03.31.07      12.31.06
-----------------------   ------------------   -----   -----------   -----------   ---------   ---------   -----------   -----------
Current investments(*)
 Negotiable Obligations
 (Notes 8 and 10 and
 Schedule G)                                                             275,554     298,034           -       298,708       322,817
                                                                     -----------   ---------   ---------   -----------   -----------
Total                                                                    275,554     298,034           -       298,708       322,817
                                                                     ===========   =========   =========   ===========   ===========
Non-current investments
 Corporations Section
 33 of Law No.19550:
 Controlled Companies
 (Notes 8 and 9):
 Banco de Galicia y
 Buenos Aires S.A.        Ordinary Class "A"   0.001           101
                          Ordinary Class "B"   0.001   438,689,121
                                                       438,689,222     2,571,573   2,346,987   1,177,988     1,177,988     1,208,450
Galicia Warrants S.A.         Ordinary         0.001       175,000        11,829           -       4,441         4,441         4,393
Galval Agente de
 Valores S.A.                 Ordinary         0.001    16,874,250         1,867           -       2,750         2,750         2,720

Net Investment S.A.           Ordinary         0.001        10,500        22,484           -       1,098         1,098         1,093

Sudamericana
 Holding S.A.             Ordinary Class "A"   0.001        31,302
                          Ordinary Class "B"   0.001        41,735
                                                            73,037        42,918           -      45,839        45,839        42,121
                                                                     -----------   ---------   ---------   -----------   -----------
Subtotal                                                               2,650,671   2,346,987   1,232,116     1,232,116     1,258,777
                                                                     -----------   ---------   ---------   -----------   -----------
Other (*)
Negotiable Obligations
 (Notes 8 and 10 and
 Schedule G)                                                               2,553           -           -         2,550         2,518
                                                                     -----------   ---------   ---------   -----------   -----------
Subtotal                                                                   2,553           -           -         2,550         2,518
                                                                     -----------   ---------   ---------   -----------   -----------
Total                                                                  2,653,224   2,346,987   1,232,116     1,234,666     1,261,295
                                                                     ===========   =========   =========   ===========   ===========


                                                      INFORMATION ON THE ISSUING COMPANIES
                          --------------------------------------------------------------------------------------------
                                                     Latest financial statements (Note 9).
                          --------------------------------------------------------------------------------------------
                                                                                                        Percentage of
    Issuance and                                                                                        equity held in
characteristics of the    Principal line                                   Net         Shareholders'     the capital
     securities             of business      Date     Capital Stock   income/(loss)        equity           stock
-----------------------   --------------   --------   -------------   -------------    -------------    --------------
Current investments(*)
 Negotiable Obligations
 (Notes 8 and 10 and
 Schedule G)

Total

Non-current investments
 Corporations Section
 33 of Law No.19550:
 Controlled Companies
 (Notes 8 and 9):
 Banco de Galicia y
 Buenos Aires S.A.          Financial      03.31.07         468,662         (36,203)(2)    1,226,813         93.604638%
                            Activities
                             Dep. and
Galicia Warrants S.A.        Warrants      03.31.07             200              57(2)         5,064         87.500000%
Galval Agente de             issuing
 Valores S.A.                company       03.31.07           1,978(1)           29(2)         2,750        100.000000%
                            Custody of
Net Investment S.A.         Securities     03.31.07              12               6(2)         1,255         87.500000%
                            Financial
Sudamericana                   and
 Holding S.A.               Investment
                            Activities
                            Financial      12.31.06              83           5,922(3)        52,309         87.500899%
                               and
Subtotal                    Investment
                            Activities
Other (*)
Negotiable Obligations
 (Notes 8 and 10 and
 Schedule G)
Subtotal
Total

(*) Include accrued interests, if suitable.
(1) Equivalent to 16,874 thousand Uruguayan pesos.
(2) For the three-month period ended 03.31.07.
(3) For the six-month period ended 12.31.06.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                                OTHER INVESTMENTS
              For the period of three months ended March 31, 2007,
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      SCHEDULE D

                                                                     Recorded value as      Recorded value as
              Principal account and characteristics                     of 03.31.07            of 12.31.06
                                                                   --------------------   --------------------
Current investments (*)
Special current account deposits (Notes 8 and 10 and Schedule G)                     31                     33
Mutual Funds (Note 8 and Schedule G)                                              9,996                  2,484
Time deposits (Note 8 and Schedule G)                                             8,002                 13,079
                                                                   --------------------   --------------------
Total                                                                            18,029                 15,596
                                                                   ====================   ====================

(*) Include accrued interests, if suitable.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                     FOREIGN CURRENCY ASSETS AND LIABILITIES
              For the period of three months ended March 31, 2007,
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      SCHEDULE G

                                                                  Amount in                             Amount in
                                                                  Argentine                             Argentine
                               Amount and type of               currency as of   Amount and type of   currency as of
Captions                        foreign currency    Quotation      03.31.07       foreign currency       12.31.06
----------------------------   ------------------   ---------   --------------   ------------------   --------------
ASSETS
CURRENT ASSETS
Cash and due from banks
Cash                            US$         12.82       3.060               39    US$         12.85               39
Investments
Special current account         US$          9.13       3.060               28    US$          9.75               29
Mutual Funds                    US$      1,618.98       3.060            4,954    US$          1.30                4
Time deposits                   US$      2,614.96       3.060            8,002    US$      4,327.98           13,079
Negotiable obligations          US$     97,617.09       3.060          298,708    US$    106,822.30          322,817
Other receivables
Promissory notes receivable     US$             -       3.060                -    US$      4,753.42           14,365
                                                                --------------                        --------------
Total Current Assets                                                   311,731                               350,333
                                                                --------------                        --------------
NON-CURRENT ASSETS
Other receivables
Sundry debtors                  US$        617.31       3.060            1,889    US$        617.31            1,866
Promissory notes receivable     US$     13,425.93       3.060           41,083    US$             -                -
Investments
Negotiable obligations          US$        833.30       3.060            2,550    US$        833.30            2,518
Long-term equity investments    US$        898.55       3.060            2,750    US$        900.30            2,720
                                                                --------------                        --------------
Total Non-Current Assets                                                48,272                                 7,104
                                                                --------------                        --------------
Total Assets                                                           360,003                               357,437
                                                                ==============                        ==============
LIABILITIES
CURRENT LIABILITIES
Other liabilities
Sundry creditors                US$          0.86       3.100                3    US$          0.52                2
Provision for expenses          US$        260.12       3.100              806    US$        256.06              784
                                                                --------------                        --------------
Total Current Liabilities                                                  809                                   786
                                                                --------------                        --------------
Total Liabilities                                                          809                                   786
                                                                ==============                        ==============

                         GRUPO FINANCIERO GALICIA S.A.,
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
       INFORMATION REQUIRED BY SECTION 64, SUBSECTION B) OF LAW NO. 19550
              For the period of three months ended March 31, 2007,
                        presented in comparative format.
                     (figures stated in thousands of pesos)

                                                                      SCHEDULE H

                                                   Total as of      Administrative      Total as of
                                                     03.31.07          Expenses           03.31.06
                                                ----------------   ----------------   ----------------
Salaries and social security contributions                   415                415                339
Bonuses                                                       31                 31                  5
Services to the staff                                         13                 13                 10
Retirement insurance                                          52                 52                120
Training expenses                                              1                  1                  1
Entertainment, travel, and per diem                            9                  9                 22
Directors' and syndics' fees                                 182                182                 42
Fees for services                                            523                523                428
Fixed asset depreciation                                      28                 28                 26
Amortization of intangible assets                              -                  -                544
Leasing of brand (*)                                          15                 15                 14
Stationery and office supplies                                 7                  7                  7
Condominium expenses                                           8                  8                  7
Maintenance expenses                                           7                  7                  4
Security services                                              1                  1                  1
Electricity and communications                                18                 18                 18
Taxes, rates, and contributions                            1,125              1,125              1,617
Insurance                                                     90                 90                107
Vehicle expenses                                              21                 21                  -
Bank charges (*)                                              33                 33                  4
General expenses (*)                                         111                111                147
                                                ----------------   ----------------   ----------------
Total                                                      2,690              2,690              3,463
                                                ----------------   ----------------   ----------------

(*) Balances net of eliminations corresponding to intercompany transactions (per
Section 33 of Law No. 19550). See Note 10 to the financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
    INFORMATION REQUIRED IN ADDITION TO THE NOTES TO THE FINANCIAL STATEMENTS
            For the period of three months commenced January 1, 2007 and ended March 31, 2007, presented in comparative format
                     (figures stated in thousands of pesos)

NOTE 1: SIGNIFICANT SPECIFIC LEGAL SYSTEMS ENTAILING THE LAPSING OF CONTINGENT BENEFITS ENVISAGED BY THOSE REGULATIONS OR THEIR REBIRTH

          None.

NOTE 2: SIGNIFICANT CHANGES IN THE COMPANY ACTIVITIES OR OTHER SIMILAR CIRCUMSTANCES THAT OCCURRED DURING THE PERIODS COVERED BY THE FINANCIAL STATEMENTS WHICH MAY HAVE AN EFFECT ON THEIR COMPARABILITY WITH THOSE PRESENTED IN PRIOR PERIODS, OR THAT SHALL BE PRESENTED IN FUTURE PERIODS.

          None.

NOTE 3:  CLASSIFICATION OF RECEIVABLES AND DEBT BALANCES

          a) Receivables: See Note 8 to the financial statements.

          b) Debts: See Note 8 to the financial statements.

NOTE 4: CLASSIFICATION OF RECEIVABLES AND DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS

          a) Receivables: See Notes 1.a., 1.b. and 8 and Schedule G to the financial statements.

          b) Debts: See Notes 1.a., 1.b. and 8 and Schedule G to the financial statements.

NOTE 5: BREAKDOWN OF PERCENTAGE OF EQUITY INVESTMENTS - SECTION 33 OF LAW No. 19550

          See Note 9 and Schedule C to the financial statements.

NOTE 6: RECEIVABLES FROM OR LOANS GRANTED TO DIRECTORS OR SYNDICS OR THEIR RELATIVES UP TO THE SECOND DEGREE INCLUSIVE

          As of March 31, 2007 and December 31, 2006 there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

NOTE 7:   PHYSICAL INVENTORY OF INVENTORIES

          As of March 31, 2007 and December 31, 2006, the Company did not have any inventories.

NOTE 8:   CURRENT VALUES

          See Notes 1.c. and 1.d. to the financial statements.

NOTE 9:   FIXED ASSETS

          See Schedule A to the financial statements.

          a) Technically Appraised Fixed Assets: As of March 31, 2007 and December 31, 2006, the Company did not have any technically appraised fixed assets.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                  INFORMATION REQUIRED IN ADDITION TO THE NOTES
                     TO THE FINANCIAL STATEMENTS (Continued)
                     (figures stated in thousands of pesos)

          b) Obsolete Fixed Assets: As of March 31, 2007 and December 31, 2006, the Company did not have any obsolete fixed assets which have a carrying value.

NOTE 10:  EQUITY INVESTMENTS

          The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.

NOTE 11:  RECOVERABLE VALUES

          As of March 31, 2007 and December 31, 2006, the criterion followed by the Company for determining the recoverable value of its fixed assets consisted of using their value to the business, based on the possibility of absorbing future depreciation charges with the profits reported by it.

NOTE 12:  INSURANCE

          As of March 31, 2007 and December 31, 2006, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

                                                                                       Book Value       Book Value
                                                                      Insured            as of             as of
          Insured assets                  Risks covered                amount           03.31.07         12.31.06
          ---------------   -----------------------------------   ---------------   ---------------   ---------------
          Office Assets     Fire, thunderbolt, and/or explosion               200                 5                 5

          NOTE 13:  POSITIVE AND NEGATIVE CONTINGENCIES

          a) Elements used in calculating provisions, the total or partial balances of which exceed two percent of shareholders' equity:

          b) Contingencies which, at the date of the financial statements, are not of remote occurrence, the effects of which have not been given accounting recognition: As of March 31, 2007 and December 31, 2006 there were no contingencies which are not of remote occurrence and the effects of which have not been given accounting recognition.

NOTE 14:  IRREVOCABLE ADVANCES TOWARDS FUTURE SHARE SUBSCRIPTIONS

          a) Status of capitalization arrangements: As of March 31, 2007 and December 31, 2006, there were no irrevocable contributions towards future share subscriptions.

          b) Cumulative unpaid dividends on preferred shares. As of March 31, 2007 and December 31, 2006, there were no cumulative unpaid dividends on preferred shares.

NOTE 15:  RESTRICTIONS ON THE DISTRIBUTION OF RETAINED EARNINGS

          See Note 11 to the financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
        SUPPLEMENTARY AND EXPLANATORY STATEMENT BY THE BOARD OF DIRECTORS
            For the period of three months commenced January 1, 2007
            and ended March 31, 2007, presented in comparative format
                     (figures stated in thousands of pesos)

Pursuant to the provisions of the standards regarding accounting documentation of the Cordoba Stock Exchange Regulations, the Board of Directors hereby submits the following supplementary and explanatory information.

A. CURRENT ASSETS:

          a) Receivables:

               1)   See Note 8 to the financial statements.
               2)   See Notes 3 and 8 to the financial statements.
               3) As of March 31, 2007 and December 31, 2006, the Company had not set up any allowances or provisions.

          b) Inventories:
               As of March 31, 2007 and December 31, 2006, the Company did not have any inventories.

B. NON- CURRENT ASSETS:

          a) Receivables:
               As of March 31, 2007 and December 31, 2006, the Company had not set up any allowances or provisions.

          b) Inventories:
               As of March 31, 2007 and December 31, 2006, the Company did not have any inventories.

          c) Investments:
               See Note 9 and Schedule C to the financial statements.

          d) Fixed assets:
               As of March 31, 2007 and December 31, 2006, the Company did not
                    have any technically appraised fixed assets.
               2) As of March 31, 2007 and December 31, 2006, the Company did not have any obsolete fixed assets which have a carrying value.

          e) Intangible assets:
               1) As of March 31, 2007 and December 31, 2006, the Company did not have any intangible assets.
               2) As of March 31, 2007 and December 31, 2006, there were no deferred charges.
C. CURRENT LIABILITIES:

          a) Debts:
               1)   See Note 8 to the financial statements.
               2)   See Notes 4, 5, 6 and 8 to the financial statements.

D. ALLOWANCES AND PROVISIONS

          As of March 31, 2007 and December 31, 2006, the Company had not recorded any allowances or provisions.

E. FOREIGN CURRENCY ASSETS AND LIABILITIES:

          See Note 1.b. and Schedule G to the financial statements.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
  SUPPLEMENTARY AND EXPLANATORY STATEMENT BY THE BOARD OF DIRECTORS (Continued)
                     (figures stated in thousands of pesos)

F. SHAREHOLDERS' EQUITY:

               1) As of March 31, 2007 and December 31, 2006, the Shareholders' Equity did not include the Irrevocable Advances towards future share issues account.
               2) As of March 31, 2007 and December 31, 2006, the Company had not set up any technical appraisal reserve; nor has it reversed any reserve of that kind.

G. MISCELLANEOUS

               1) The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.
               2)   See Notes 8 and 10 to the financial statements.
               3) As of March 31, 2007 and December 31, 2006 there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.
               4)   See Notes 8 and 10 to the financial statements.
               5) As of March 31, 2007 and December 31, 2006, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

                                                                                Book Value       Book Value
                                                                 Insured          as of            as of
          Insured assets          Risks covered                  amount          03.31.07         12.31.06
          ---------------   ------------------------------   --------------   --------------   --------------
          Office Assets     Fire, thunderbolt, and/or                   200                5                5
                            explosion

               6) As of March 31, 2007 and December 31, 2006, there were no contingencies highly likely to occur which have not been given accounting recognition.

               7) As of March 31, 2007 and December 31, 2006, the Company did not have any receivables or debts including implicit interest or index adjustments.

The Company has complied with the requirements of Section 65 of Law No. 19550 in these financial statements.

Autonomous City of Buenos Aires, May 09, 2007

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                INFORMATIVE REVIEW AS OF MARCH 31, 2007 AND 2006
                     (figures stated in thousands of pesos)

Grupo Financiero Galicia S.A.'s purpose is to become a leading company devoted to providing comprehensive financial services and, at the same time, to continue to strengthen Banco de Galicia y Buenos Aires S.A.'s position as one of the leading companies in Argentina. This strategy shall be carried out by supplementing the operations and business conducted by Banco de Galicia y Buenos Aires S.A. through equity investments in companies and undertakings, either existing or to be created, engaged in financial activities as they are understood in the modern economy.

The income for the period ended March 31, 2007, resulted in a loss of $18,136. This result has mainly resulted from the sale of Subordinated negotiable obligations issued by Banco de Galicia y Buenos Aires S.A. as shown in its Income Statement and from the results obtained from the holding of Banco de Galicia y Buenos Aires S.A.'s negotiable obligations due on 2014.

On April 27, 2006, the Ordinary and Extraordinary Shareholders' Meeting was held, resolving to restore the Legal Reserve that was used to absorb negative retained earnings of the fiscal year ended December 31, 2004, according to what was settled on April 28, 2005, by the Ordinary and Extraordinary Shareholders' Meeting, to create the Legal Reserve for the fiscal year complying with applicable regulations and, with the remnants, to create a Discretionary Reserve with the purpose of affording future needs and enterprises of the Company and its controlled companies.

The Shareholders' Ordinary Meeting was held on October 11, 2006, which decided that Grupo Financiero Galicia S.A., in the Banco de Galicia y Buenos Aires S.A. called upon for that same day, voted for the approval of the proposals submitted by the Bank's Board of Directors in regard to a capital increase and stock issuance . (See Note 23 to the consolidated financial statements).

On April 26, 2007, the Ordinary Shareholder's Meeting of Grupo Financiero Galicia resolved to absorb the negative retained earnings of the fiscal year ended on December 31, 2006 through the partial allocation of the Discretionary reserve (See Note 15 to the financial statements).

Regarding Banco Galicia Uruguay S.A has created a "Negotiable Obligations Issuance Program" in order to convert privately issued Negotiable Obligations due in 2011 into public Negotiable Obligations and, also, offer holders of "Transferable time-deposit certificates" the possibility to exchange said certificates for the abovementioned Negotiable Obligations. On October 17, 2006 Series I of said program was issued. Grupo Financiero Galicia S.A. subscribed said exchange for the face value of US$ 1,042 thousand.

KEY BALANCE SHEET FIGURES

                                03.31.07         03.31.06           03.31.05          03.31.04         03.31.03
                            ---------------   ---------------   ---------------   ---------------   ---------------
Assets
Current assets                      317,400            32,378            65,548            32,789            34,462
Non-current assets                1,284,993         1,599,739         1,536,377         1,347,723         1,644,407
                            ---------------   ---------------   ---------------   ---------------   ---------------
Total Assets                      1,602,393         1,632,117         1,601,925         1,380,512         1,678,869
                            ===============   ===============   ===============   ===============   ===============
Liabilities
Current liabilities                   6,289             6,992            43,030             4,938             2,387
Non-current liabilities               5,772            12,640            19,163            42,457            47,467
                            ---------------   ---------------   ---------------   ---------------   ---------------
Total Liabilities                    12,061            19,632            62,193            47,395            49,854
                            ---------------   ---------------   ---------------   ---------------   ---------------
Shareholders' equity              1,590,332         1,612,485         1,539,732         1,333,117         1,629,015
                            ---------------   ---------------   ---------------   ---------------   ---------------
Total                             1,602,393         1,632,117         1,601,925         1,380,512         1,678,869
                            ===============   ===============   ===============   ===============   ===============

KEY INCOME STATEMENT FIGURES

                               03.31.07           03.31.06          03.31.05            03.31.04          03.31.03
                            ---------------    ---------------    ---------------    ---------------    ---------------
Ordinary operating result           (27,163)           (20,876)            23,156            (84,917)            26,391
Financial results                    13,223             11,589             (1,510)            (3,381)           (19,531)
Other income and expenses               734              1,222                281              2,031              3,175
                            ---------------    ---------------    ---------------    ---------------    ---------------
Ordinary net (loss)/ income         (13,206)            (8,065)            21,927            (86,267)            10,035
Income tax                           (4,930)            (6,226)            (1,733)                 -                (17)
                            ---------------    ---------------    ---------------    ---------------    ---------------
Net income/(loss)                   (18,136)           (14,291)            20,194            (86,267)            10,018
                            ===============    ===============    ===============    ===============    ===============

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                INFORMATIVE REVIEW AS OF MARCH 31, 2007 AND 2006
                     (figures stated in thousands of pesos)

RATIOS

                               03.31.07          03.31.06          03.31.05          03.31.04         03.31.03
                            ---------------   ---------------   ---------------   ---------------   ---------------
Liquidity                           50.4691            4.6307            1.5233            6.6401           14.4373
Credit standing                    131.8574           82.1355           24.7573           28.1277           32.6757
Capital assets                       0.8019            0.9801            0.9590            0.9762            0.9794

The individual financial statements have been considered to disclose the key Balance Sheet figures and key income statement figures, as the consolidated financial statements are presented in line with the provisions of Argentine Central Bank's Communique "A" 3147 and supplementary regulations regarding financial reporting requirements for the publication of quarterly and annual financial statements and observing the guidelines of Technical Pronouncement No. 8 of the Argentine Federation of Professional Councils in Economic Sciences.

For comparative purposes, the balances as of December 31, 2003 have been restated to constant currency of February 28, 2003.

EQUITY INVESTMENTS IN OTHER COMPANIES

o    Banco de Galicia y Buenos Aires S.A.

     See the abovementioned Note 16 to the consolidated financial statements.

o    Net Investment S.A.

          In July 2006, the Board of Directors of Net Investment S.A. together with the Board of Directors of its controlled companies, B2Agro S.A. and Tradecom Argentina S.A, decided to merge the companies in order to reduce administrative and managing costs.

          On August 14, 2006 the Extraordinary Shareholders' Meetings of the abovementioned companies approved the merger, being Net Investment S.A the merged company that purchases the whole of B2Agro S.A. and Tradecom Argentina S.A equity, and these two Companies were dissolved without liquidation.

          On December 6, 2006, the paperwork related to the abovementioned fusion were submitted before the Board of Legal Entities, for the liquidation of B2Agro S.A and Tradecom Argentina S.A., as well as the paperwork necessary to change the corporate purpose of Net Investment S.A., which were recorded on February 1, 2007. Net Investment S.A. is now a company which corporate purpose is to develop and operate electronic businesses through the Internet.

          In line with the business policy developed during fiscal year 2006, during the first quarter of 2007 Net Investment S.A., continued the improvement of the tools used by its customers as well as the implementation of new solutions such as the "electronic packing slip", among others.

          Sales recorded during the first quarter of 2007 are proportionally stable to the amount invoiced during fiscal year 2006.

          Future prospects are directly related to the opening of companies towards the automation of their circuits and the constant research carried out by Net Investment about each company's particular needs in order to meet the increasing information demand by administrative and purchasing circuits.

o    Sudamericana Holding S.A.

          Sudamericana Holding S.A. is a group of insurance companies providing life, retirement, property and casualty insurance and insurance brokerage services. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%. Banco de Galicia y Buenos Aires S.A. in this company is 12.50%.

          The insurance business undertaken by the Company through its interest in Sudamericana Holding S.A. is part of Grupo Financiero Galicia S.A.'s strategy to strengthen its positioning as a leading financial service provider.

                          GRUPO FINANCIERO GALICIA S.A.
        "Corporation which has not adhered to the Optional System for the
              Mandatory Acquisition of Shares in a Public Offering"
                INFORMATIVE REVIEW AS OF MARCH 31, 2007 AND 2006
                     (figures stated in thousands of pesos)

          Joint production by Insurance Companies controlled by Sudamericana Holding S.A., which offers Life, Retirement, and Equity coverage for the three-month period from January 1, 2007 to March 1, 2007 amounted to $ 20,616. As of March 31, 2007, these companies had approximately
          2.4 million insured in all their lines of business.

          From a commercial standpoint, within a more favorable context, the company's business keeps the objective of taking advantage of the greater demand for insurance coverage to significantly increase the companies' sales.

          As a result of this effort, the premium volume for the first quarter of 2007 exceeded the same period of the prior year by 70%.

o    Galicia Warrants S.A.

          Galicia Warrants S.A. was founded in 1993 and its main objective was to issue of Deposit Certificates and Warrants in accordance with Law No. 9643, which governs this business. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50 %, while the remaining 12.50% interest is held by Banco de Galicia y Buenos Aires S.A.

          In addition to its offices in the city of Buenos Aires, Galicia Warrants S.A. has one office in the city of Tucuman and another in the city of San Salvador, Entre Rios province, which are used to expand its presence in other sectors of the country and to better serve the different markets.

          Deposit certificates and warrants issued on third parties' goods as of March 31, 2007 amounts to US$ 61,012 thousand. These certificates and warrants correspond to a wide variety of products which are centered in the country's productive poles.

          The Shareholder's meeting held on April 25, 2007 decided to distribute dividends in cash for $ 800.

          For the rest of the fiscal year, we foresee a sustained activity level, especially in the agricultural sector and several regional economies. Warrants and related services offered by Galicia Warrant S.A. are key tools to accompany the expected growth of this sector in the financial as well as the operational aspect.

o    Galval Agente de Valores S.A.

          Galval Agente de Valores S.A. is a direct user of the Free-trade Zone of Montevideo and provides securities agent services in Uruguay.

          On February 4, 2005, the Uruguayan Central Bank decided to conclusively confirm the registration of the Company with the Stock Market Registry.

          As from September, 2005, Galval Agente de Valores S.A. started to operate in a gradual manner and, as of March 31, 2007 holds securities in custody for US$ 68,996 thousand, of which US$ 15,619 thousand correspond to the holding of securities belonging to Grupo Financiero Galicia S.A.

          As of March 31, 2007, Galval Agente de Valores S.A. had collected income for US$ 91 thousand, with recorded net profits of US$ 2 thousand.

          We believe that, during fiscal year 2007, the total number of opened accounts and the balance of the deposits held in custody shall experience a substantial increase and that income from services in connection with commissions from custody maintenance and securities trading operations shall increase to the same extent.

The Company's outlook for the current year is basically linked with the development of the Argentine economy, and particularly of the financial system.

Autonomous City of Buenos Aires, May 09, 2007

                       REPORT OF THE SUPERVISORY COMMITTEE

To the Directors and Shareholders of
Grupo Financiero Galicia S.A.

Tte. Gral. Juan D. Peron 456 2nd floor
Autonomous City of Buenos Aires

1. In our capacity as Syndics of Grupo Financiero Galicia S.A., we have performed a limited review of the Balance Sheet of Grupo Financiero Galicia S.A. (the "Company") as of March 31, 2007, and the related Income Statement, Statement of Changes in Shareholders' Equity and Statement of Cash Flows for the three months then ended, as well as supplementary Notes 1 to 15, Schedules A, C, D, G and H, the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations and the Supplementary and Explanatory Statement by the Board of Directors, required by the regulations concerning Accounting Documentation of the Cordoba Stock Exchange, and the Informative Review to that date, which have been submitted by the Company to our consideration. Furthermore, we have performed a limited review of the consolidated financial statements of Grupo Financiero Galicia S.A. and its subsidiaries for the three months ended March 31, 2007, with Notes 1 to 25, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company.

2. Our work was conducted in accordance with standards applicable in Argentina to syndics. These standards require application of the procedures established by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, and include verifying the consistency of the documents reviewed with the information concerning corporate decisions, as disclosed in minutes, and the conformity of those decisions with the law and the bylaws insofar as concerns formal and documental aspects. For purposes of our professional work, we have reviewed the work performed by the external auditors of the Company, Price Waterhouse & Co. SRL, who issued their limited review report on May 09, 2007, in accordance with auditing standards applicable in Argentina for limited reviews of financial statements for interim periods. A limited review mainly involves applying analytical procedures to the accounting information and making inquiries to the staff responsible for accounting and financial issues. The scope of such review is substantially more limited than that of an audit of financial statements, the objective of which is to issue an opinion on the financial statements as a whole. Therefore, we do not express such an opinion. We have not evaluated the corporate criteria regarding the different areas of the Company, as these matters are its exclusive responsibility.

     In addition, we have verified that the Additional Information to the Notes to the Financial Statements, the Supplementary and Explanatory Statement by the Board of Directors, and the Informative Review, for the period of three months ended March 31, 2007 contain the information required by Section 68 of the Buenos Aires Stock Exchange regulations, Section 2 of the Standards concerning Accounting Documentation of the Cordoba Stock Exchange Regulations and Regulations of the National Securities Commission, respectively, and insofar as concerns our field of competence, that the numerical data contained therein are in agreement with the Company's accounting records and other relevant documentation. Assumptions and projections on future events contained in that documentation are the exclusive responsibility of the Company's board of Directors.

     We also report that in performance of the legality control that is part of our field of competence, during this period we have applied the procedures described in Section 294 of Law No. 19,550, which we deemed necessary according to the circumstances.

3. As detailed in Note 20 to the consolidated financial statements, the companies controlled by Grupo Financiero Galicia S.A. have a significant exposure to the Argentine public sector in different instruments derived from debt restructuring carried out by the National Government. In addition, as mentioned in Note 12 to the consolidated financial statements, the subsidiary Banco de Galicia y Buenos Aires S.A. has greed with the Argentine Central Bank (B.C.R.A.) a plan to adjust to the regulations submitted in order to reduce such exposure. At the date of these financial statements, Banco de Galicia y Buenos Aires S.A. is within the framework of the guidelines agreed upon in said plan.

4. The subsidiary Banco de Galicia y Buenos Aires S.A. has prepared the attached financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method value and preparing the Company's consolidated financial statements. As mentioned in Note 2 c to the consolidated financial statements, those criteria for valuing certain assets and liabilities and the regulations on financial reporting issued by the control body differ from the professional accounting standards applicable in the Autonomous City of Buenos Aires.

5. Based on our review, with the scope mentioned in paragraph 2. above, we report that the financial statements of March 31, 2007 and its consolidated financial statements at that date, detailed in item 1 above, prepared in accordance with Argentine Central Bank regulations and, except as mentioned in paragraph 4. above, with accounting standards applicable in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us and, in relation to said financial statements, we have no observations to make. In performance of the legality control that is part of our field of competence, we have no observations to make.

     As regards the Additional Information to the Notes to the Financial Statements, the Supplementary and Explanatory Statement by the Board of Directors, and the Informative Review, for the three months ended March 31, 2007, we have no observations to make insofar as concerns our field of competence, and the assertions on future events are the exclusive responsibility of the Company's Board of Directors.

     Furthermore, we report that the accompanying financial statements stem from accounting records kept, in all formal aspects, in compliance with legal regulations prevailing in Argentina.

     Autonomous City of Buenos Aires, May 09, 2007


                                                           Supervisory Committee

                              LIMITED REVIEW REPORT

To the Chairman and Directors of
Grupo Financiero Galicia S.A.
Tte. Gral. Juan D. Peron 456 2nd floor
Autonomous City of Buenos Aires

C.U.I.T. 30-70496280-7

1. We have performed a limited review of the Balance Sheet of Grupo Financiero Galicia S.A. as of March 31, 2007, and the related income statements, statements of changes in shareholders' equity and statements of cash flows for the three-month periods ended March 31, 2007 and 2006, as well as supplementary Notes 1 to 15 and Schedules A, C, D, G and H, the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations, and the Supplementary and Explanatory Statement by the Board of Directors, as required by the rules concerning Accounting Documentation Regulations of the Cordoba Stock Exchange Regulations and the Informative Review to those dates, which supplement them. Furthermore, we have performed a limited review of the consolidated Balance Sheet of Grupo Financiero Galicia S.A. as of March 31, 2007, and the consolidated income statements and consolidated statements of cash flows for the three-month periods ended March 31, 2007 and 2006, together with Notes 1 to 25, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company.

2. Our review was limited to the application of the procedures set forth by Technical Pronouncement No. 7 of the Argentine Federation of Professional Councils in Economic Sciences for limited reviews of financial statements for interim periods, which mainly involve applying analytical procedures to the financial statement figures and making inquiries to the Company staff responsible for preparing the information included in the financial statements and its subsequent analysis. The scope of these reviews is substantially more limited than that of an audit examination, the purpose of which is to express an opinion on the financial statements under examination. Accordingly, we do not express an opinion on the Company's financial condition, the results of its operations, changes in its shareholders' equity and cash flows, or on its consolidated financial condition, the consolidated results of its operations and consolidated cash flows.

3. As detailed in Note 20 to the consolidated financial statements, the companies controlled by Grupo Financiero Galicia S.A. have a significant exposure to the Argentine public sector in different instruments derived from debt restructuring carried out by the National Government. In addition, as mentioned in Note 12 to the consolidated financial statements, the subsidiary Banco de Galicia y Buenos Aires S.A. has greed with the Argentine Central Bank (BCRA) a plan to adjust to the regulations submitted in order to reduce such exposure. At the date of these financial statements, Banco de Galicia y Buenos Aires S.A. is within the framework of the guidelines agreed upon in said plan.

4. The subsidiary Banco de Galicia y Buenos Aires S.A. has prepared the attached financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method value and preparing the consolidated financial statements of the Company. As mentioned in Note 2c. to the consolidated financial statements, the abovementioned valuation criteria regarding certain assets and liabilities, and the regulations on the financial reporting issued by the control body, differ from the Argentine professional accounting standards in force in the Autonomous City of Buenos Aires.

5. On February 14, 2007 we issued our audit report on the Company's financial statements and consolidated financial statements for the fiscal years ended December 31, 2006 and 2005 with an unqualified opinion, without qualifications regarding the Argentine Central Bank's regulations and departures from professional accounting standards similar to those indicated in item 4 above. Also, our report on the Financial Statements as of March 31, 2006 included, apart from the abovementioned departure, a qualification related to the uncertainty on the final settlement of the Hedge Bond by the Argentine Central Bank which, as stated in Note 16.3 to the consolidated financial statements, has been solved as of the date of this report.

6. Based on the work done and on our examination of the financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements for the fiscal years ended December 31, 2006 and 2005 mentioned in item 5.

a) The financial statements of Grupo Financiero Galicia S.A. as of March 31, 2007 and 2006 and its consolidated financial statements at those dates, detailed in item 1. above, were prepared in accordance with Argentine Central Bank regulations and, except as mentioned in item 4. above, with accounting standards applicable in the Autonomous City of Buenos Aires, give consideration to all significant facts and circumstances which are known to us and, in relation to said financial statements, we have no observations to make.

b) the comparative information included in the parent-only and consolidated balance sheet and in supplementary Notes and Schedules to the attached financial statements stems financial statements of Grupo Financiero Galicia S.A. as of December 31, 2006

7.   As called for by the regulations in force, we report that:

a) The financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements have been transcribed to the "Inventory and Balance Sheet" book and, insofar as concerns our field of competence, are in compliance with the provisions of the Corporations Law, and pertinent resolutions of the National Securities Commission.

b) The financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements arise from accounting record systems kept in all formal respects as called for by prevailing legal regulations, which systems maintain the security and integrity conditions base on which they were authorized by the National Securities Commission.

c) We have read the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations, the Supplementary and Explanatory Statement by the Board of Directors, required by the regulations concerning Accounting Documentation of the Cordoba Stock Exchange and the Informative Review as of March 31, 2007 and 2006, about which, insofar as concerns our field of competence, we have no significant observations to make other than the abovementioned. Projections about future events contained in that information are the exclusive responsibility of the Company's Board of Directors.

d) As of March 31, 2007, Grupo Financiero Galicia S.A.'s accrued debt with the Integrated Pension and Survivor's Benefit System, which stems from the accounting records accrued amounted to $ 34,678.20, which was not yet due at that date.

Autonomous City of Buenos Aires, May 09, 2007.

                                                   PRICE WATERHOUSE & CO. S.R.L.


                                                             (Partner)
                                      ------------------------------------------
                                                   C.P.C.E.C.A.B.A. To. 1 Fo. 17
                                                         Santiago J. Mignone
                                                      Public Accountant (UBA)
                                                        C.P.C.E. Autonomous
                                                        City of Buenos Aires
                                                          To. 233 Fo. 237